02069142

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REGISTRANT'S NAME Atlas Copco AB

*CURRENT ADDRESS SE-105 23 Stockholm Sweden

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PROCESSED JUN 2003 THOMSON FINANCIAL

FILE NO. 82-

FISCAL YEAR 12/31/00

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DATE: 5/30/03

82-812

Atlas Copco Annual Report 2000

00

ARIS
12-31-00



Atlas Copco's revenues grew 28 percent to SEK 46,527 m.
Operating profit increased 43 percent to SEK 6,392 m. Earnings per share was SEK 13.95, compared to SEK 11.50 the preceding year.

Atlas Copco

Contents

Cover
Power Focus 3000 in use on assembly line at the DaimlerChrysler factory in Stuttgart, Germany. Mona Mu, project co-ordinator Shanghai, China.

This is the Annual Report for Atlas Copco AB and the consolidated Annual Report for Atlas Copco AB and its subsidiaries. Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mention of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

Atlas Copco 2000 Summary

- Overall strong demand in the year.
- Order volume was up 11 percent for comparable units.
- Revenues rose 28 percent to SEK 46,527 m., a record. North American market accounts for more than half of the revenues.
- Operating profit increased 43 percent to SEK 6,392 m. Operating margin grew to 13.7 percent, more than a full point gain from 1999.
- Earnings per share were up to SEK 13.95 (11.50).
- The Board of directors propose a dividend of 5.25 SEK (4.75) per share, the seventh consecutive year with an increase.

- Atlas Copco made a number of smaller acquisitions in 2000, with annual revenues of around SEK 435 m. Among the acquisitions are 47 rental stores. Divested business equaled revenues of SEK 350 m.
- Successful launches of innovative products: compressors, drilling rigs and tools.
- Prime and RSC merge into one division.
- Integration of Internet to support business processes.
- Increased focus on competence development and on attracting talented employees.

Revenues and Earnings per Share



SEK m.
SEK
50,000
20
40,000
16
30,000
12
20,000
8
10,000
4
0
0
96
97
98
99
00
Revenues
Earnings per share

Dear Shareholders

2000 was a fine year for Atlas Copco, with strong demand for the Company's products and services in all regions of the world. The Group continued to achieve healthy profitability, and earnings per share were high.



The world economy developed well in 2000. North America was strong through most of the year. The business climate in Europe improved slightly, with high production levels. Around year-end 1999, business conditions in Asia turned positive, a trend that continued through 2000, however with some imbalance in the region. Although Asia currently accounts for a minority of revenues, the Group's objective is to have the same presence there as in North America and Europe. To do so, Atlas Copco will focus on strengthening its own sales, service, and production capacity and on making strategic acquisitions in the region.

All of Atlas Copco's business areas benefited from the generally favorable business climate and achieved higher sales volumes. In this respect, I would like to mention in particular Compressor Technique, which achieved impressive results.

In the past few years, Atlas Copco's size and structure have changed dramatically, following the higher growth targets and a focus on increasing revenues from products in use. In 1997, the average annual growth target was increased, from 5 percent to 8 percent. At that time, Atlas Copco was a company with SEK 25 billion in revenue, and we were evaluating opportunities to grow the company to twice that size. Today, we are almost there.

The "use-of-products" strategy was established as a specific direction for growth, to make the focus on better services to customers clearer. In 1997, Prime Service was acquired. Two years later, Atlas Copco acquired Rental Service Corporation. These two acquisitions were a perfect fit for the Group, winning it a strong position in North America in a business that was growing faster than traditional industrial manufacturing. Since the new strategy was set, the consumables and aftermarket services have increased its share from 40 to 55 percent of Group revenue.

The Atlas Copco Group is now the second largest player in the rental service industry in the United States. Its position will be further enhanced by the merger of the two rental divisions which has just been completed, since this significantly broadens market coverage and access to the rental fleet. The rental service business area also means that Atlas Copco has "four legs" to stand on.

Recent changes in its corporate structure and more capital tied up in the new business area have led Atlas Copco to revise its financial targets. These are aimed at ensuring that shareholder value is created and continuously increased. The overall objective is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The aim is to have an average operating margin of 15 percent over the next business cycle while achieving the growth target, and to steadily improve the efficiency of operating capital in terms of inventory, receivables, and hire fleet utilization. All operational units must strive for stability first, followed by profitability, and finally growth. This proven development process will be pursued to ensure that financial targets are achieved.

Atlas Copco 's earnings were 43 percent higher in 2000 than in 1999. The total shareholders' return, including dividends and the change in the share price, has averaged about 18 percent annually during the past five years. Earnings per share reached a high level in 2000, at SEK 13.95 (11.50) per share. The Board of Directors proposes a dividend to shareholders of SEK 5.25 per share, an increase – for the 7th consecutive year.

As shareholders, we can be grateful for the company's performance in 2000. On behalf of the Board, allow me to express our deepest thanks to Group Management and to all Atlas Copco employees for the efforts they made during the year. Higher demand alone is never enough. It takes people to make the most of an opportunity.

Anders Scharp
Chairman

Board of Directors' Report on 2000 operations

SEK m. unless otherwise indicated, numbers in parenthesis represent prior year comparatives

The Atlas Copco Group's revenues increased 28 percent during 2000 to SEK 46,527 m. (36,234). Markets outside Sweden accounted for 98 percent of revenues. Orders received were also up 28 percent at SEK 46,628 m. (36,534). For comparable units, revenues increased 12 percent and orders received were up 11 percent.

Operating profit improved 43 percent to SEK 6,392 m. (4,470), corresponding to a margin of 13.7 percent (12.3). The Group's profit after financial items amounted to SEK 4,689 m., and the profit margin was 10.1 percent (9.4).

Earnings per share increased to SEK 13.95 (11.50).

Dividend The Board of Directors proposes a dividend of SEK 5.25 (4.75) per share.

Market outlook In North America, the recent downturn in demand, mainly for electric tools and other construction-related equipment, is expected to continue. However, demand for equipment rental should continue to improve, driven by a trend towards outsourcing.

The outlook for Europe is relatively stable. A high level of capacity utilization in many industries is expected to stimulate demand for investment-related equipment.

In Asia, demand is expected to remain at a high level.

Revenues


SEK m.
48,000
42,000
36,000
30,000
24,000
18,000
12,000
6,000
0
I II III IV I II III IV I II III IV
98
99
00
12-month figures
3-month figures

Profit Margin, 12-month figures


%
16
14
12
10
8
6
4
2
0
I II III IV I II III IV I II III IV
98
99
00
Operating profit
Profit after financial items

Forward-looking statements: Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Structural Changes in 2000

During the year, Atlas Copco Rental Service completed numerous minor acquisitions in the United States, representing a total of about SEK 375 m. in annual revenues.

At October 31, 2000, Atlas Copco divested JKS Lamage, a diamond-blade manufacturer that was part of Atlas Copco Craelius.

On September 6, 2000, Atlas Copco acquired the Canadian company Hobic Bit Industries Corp., with manufacturing plants in Vancouver, Canada, and Wuxi, China. The company has 85 employees and annual sales of approximately SEK 60 m. Hobic became part of the Atlas Copco Craelius division.

On April 24, 2000, Atlas Copco divested Atlas Copco Rotoflow, which was part of Atlas Copco ACT. Atlas Copco Rotoflow had 140 employees and revenues of approximately SEK 300 m. in 1999.

Market review

Orders Received

	2000	1999	Change %	Change % in volume
Compressor Technique	15,098	12,965	+16	+16
Construction and Mining Technique	6,921	6,062	+14	+10
Industrial Technique	11,425	10,553	+8	+6
Rental Service	13,900	7,426*	+87	+12
Eliminations	–716	–472		
Atlas Copco Group	46,628	36,534	+28	+11
Order backlog, Dec. 31	4,213	3,904		

*) Including five months of RSC.

Structure

The Americas continued to strengthen their position as the major region for Atlas Copco's business. North America alone represented 51 percent of orders received. The second largest region, Europe, decreased its relative size compared with the Americas and Asia/Australia. Europe accounted for slightly less than one-third of the Group's business. Asia, where the Group's long-term goal is to have the same presence in terms of sales, service and production capacity as in North America and Europe, accounted for 9 percent of the order intake.

Revenues from consumables and the after-market have expanded and accounted for 55 percent of total sales, as compared to 40 percent five years ago. This development is the result of Atlas Copco's "use-of-products" strategy, aimed to increase the proportion of sales related to service, spare parts, accessories, consumables, and rental. The Group is continuously decreasing its dependency of investments in capital goods and is becoming less sensitive to cyclical swings of demand.

The "use-of-products" strategy is implemented in all business areas. It deepens Atlas Copco's contact with its customers, assisting in finding better solutions, solving problems at an early stage, and creating win-win relationships. Most notably, agreements of full service contracts increased in all product areas and the rental business continued to grow faster than the market it serves because of the trend to rent instead of owning equipment.

Geographical regions

North America

North America had a strong demand level throughout most of the year, but with some softening in the second half. The U.S. market surpassed expectations in 2000, and continued to grow for the eight consecutive years.

The Group's order intake in the region increased 47 percent compared to 1999. The preceding year includes five months of revenues from the acquisition of Rental Service Corp. The strengthened presence in the growing equipment rental industry accounts for most of Atlas Copco's growth in North America, fueled by the outsourcing trend.

Revenues and Orders Received


SEK m.
50,000
40,000
30,000
20,000
10,000
0
96
97
98
99
00
Revenues
Orders received

The overall high activity level and increased level of industrial production led to a robust demand for compressors. Sales of computer-controlled tightening systems to the automotive industry were high.

In Canada and Mexico, Atlas Copco benefited from increased demand for mining-related products and services.

South America

In the beginning of the year, South American markets recovered strongly, while demand slowed down in some regions in the second half. The most important market, Brazil, showed a stable demand all year, and volumes increased significantly for mining equipment and compressors.

The Group's orders received in the region increased 28 percent.

Europe

European markets expanded slightly during the year with increased consumption and industrial production as the main drivers. Capacity utilization was on a high level, but expected investments did not materialize in the year.

The Group's order intake in the region increased 4 percent.

Sales in Germany were relatively flat compared to the previous year. The demand from Southern Europe was strong for most of Atlas Copco's products and services.

The market in Great Britain developed strongly compared with a relatively weak period in the past years.

Russia and Turkey were two other European countries that showed strong growth. In the Nordic countries, demand remained at last year's level.

Africa and Middle East

In the Middle East, the business climate developed favorably

Geographic Distribution of Orders Received

Revenues by Customer Category


Portion of Group orders received
Change in value, SEK m., 2000/1999
51% 47%
30% 4%
9% 36%
4% 28%
4% 28%
2% 9%
Mining industry 8%
Building and construction industry 44%
Manufacturing industry 21%
Process industry 13%
Service industry 6%
Other 8%

following the oil price increase, with positive demand especially for construction equipment. Investment level in South Africa was solid, benefiting the Group's mining and industrial products.

The Group's order intake in the region increased 28 percent.

Asia

Most Asian countries have recovered from the crisis of 1997 and the orders received from the region increased substantially.

The Group's order intake increased 36 percent compared to 1999.

China showed a very high growth level for the year, particularly sales of compressors. Large productivity investments were made in the electronics and textile industry, among others. The Group initiated the third expansion of the Wuxi compressor plant in order to meet the increased demand from the Chinese market. Orders increased from the Japanese manufacturing industry, notably from the motor vehicle industry.

Industry segments

Mining

Mining represents about 8 percent of Group revenues.

The most important products offered to the mining industry are drilling rigs, rock tools, and loaders. Sales improved in the year, boosted by the increased production levels and a need for modern equipment to stay competitive. In the latter part of the year sales of consumables increased considerably.

Construction

The construction industry, broken down into building – residential and non-residential – and non-building, accounts for about 44 percent of Group revenues.

The major portion of Atlas Copco's rental equipment business focuses on the building sector, primarily non-residential, which it serves with rental machinery, new and used equipment, parts, merchandise and service. Because of the outsourcing trend and the high level of activity in the industry, revenues increased at a two-digit rate in volume.

The building industry demands electric tools for professional use. The demand softened somewhat in the year's second half, a result of decreasing activity and, more directly, from de-stocking in the distribution channels.

Construction equipment and portable compressors are offered to infrastructure projects and other projects in the non-building sector. Activity during the year remained flat compared to 1999.

Manufacturing

The manufacturing industry, with automotive as its most important segment, accounts for approximately 21 percent of Group revenues.

Compressors and related equipment are in demand in many sectors, including machinery and electronics. Sales of all types of industrial compressors improved during the year, mainly driven by an increase in industrial production.

Demand from the motor vehicle industry continued to be strong in 2000, with increased purchases of industrial power tools, particularly computer-controlled systems geared towards improving productivity in new production lines.

Industrial customers renting equipment require enhanced service 24 hours a day, seven days a week, and more specialized equipment. The outsourcing trend continued with more on-site requirements.

Process

The process industry, including chemical and petrochemical, food and textile, accounts for about 13 percent of Group revenues.

The process industry sector mainly demands larger industrial and process compressors mainly for investments but also for rental. Demand developed favorably during the year.

Financial Summary and Analysis

Earnings

	2000	1999
Operating profit	6,392	4,470
Margin, %	13.7	12.3
Profit after financial items	4,689	3,412
Margin, %	10.1	9.4
Earnings per share, SEK	13.95	11.50
Return on capital employed, %	14.5	14.1
Return on equity, %	13.2	13.6

Operating profit rose SEK 1,922 m., or 43 percent, to SEK 6,392 m. (4,470), and the operating profit margin increased to 13.7 percent (12.3). Profit was affected by non-recurring items of SEK –26 m. (+83), which included a refund of SEK 226 m. from a Swedish multi-employer pension plan (SPP) for salaried employees, partly offset by costs of SEK 92 m. related to offers for early retirement in Sweden, and restructuring costs of SEK 127 m. and SEK 33 m. respectively in the Rental Service and Compressor Technique business areas. Excluding the non-recurring items, operating profit rose SEK 2,031 m., or 46 percent, to a profit margin of 13.8 percent (12.1). All business areas contributed to stronger operating profit, but almost half of the increase was attributable to the Rental Service business area, in particular the inclusion of Rental Service Corporation for the full-year 2000, in contrast to five months in 1999. For comparable units, operating profit rose mainly because of higher volumes, measures to boost efficiency, and favorable fluctuations in foreign exchange rates.

In 2000, depreciation and amortization according to plan amounted to SEK 3,982 m. (2,616), of which property and machinery accounted for SEK 906 m. (848), rental equipment SEK 2,415 m. (1,273), and amortization of intangible assets SEK 661 m. (495). The Group applies amortization periods of 40 years for goodwill arising from the acquisitions of the U.S. companies Milwaukee Electric Tool (acquired in 1995), Prime Service (1997), and Rental Service Corporation (1999). See also page 28.

Return on capital employed increased to 14.5 percent (14.1), and the return on shareholders' equity was 13.2 percent (13.6). The Group's weighted average cost of capital (WACC) was approximately 8 percent (8), corresponding to a pretax cost of capital of approximately 12 percent.

Operating profit for the Compressor Technique business area rose 27 percent to SEK 2,737 m. (2,153), corresponding to a margin of 18.6 percent (16.3). Non-recurring costs of SEK 33 m. for consolidation and rationalizing production in France, Belgium, and Sweden were included in the results. Excluding these costs, the profit margin was 18.8 percent. Increased volumes and favorable exchange rates were the main reasons for higher profit.

Operating profit for the Construction and Mining Technique business area increased SEK 253 m. to SEK 650 m. (397), corresponding to a margin of 9.2 percent (6.9). Significantly higher volumes and efficiency improvements were the main factors boosting profit. Changes in exchange rates and prices had a minor positive impact.

Operating profit for the Industrial Technique business area rose 20 percent to SEK 1,238 m. (1,032). In 1999, results had been affected by a positive SEK 83 m. of non-recurring items, including capital gains from the sale of Atlas Copco Controls and a restructuring provision primarily for consolidation of production in the Alliance Tools division. The profit margin rose to 10.8 percent (9.2, excluding non-recurring items). The improvement came primarily from the increased volumes and a favorable revenue mix. The effect of exchange rates was marginal.

Operating profit for the Rental Service business area, including all related goodwill amortization, increased to SEK 1,855 m. (1,010), corresponding to a margin of 13.3 percent (13.6). Non-recurring costs of SEK 127 m. related to the merger of Prime and RSC, effective January 1, 2001, were recorded in the third quarter. Excluding those costs, the profit margin was 14.2 percent. RSC, included only for five months in 1999, was the main reason for the growth. Downward pressure on rental rates reduced margins, but the pricing trend improved towards the end of the year.

The Group's net financial items amounted to SEK –1,703 m. (–1,058), of which net interest items were SEK –1,660 m. (–1,034). Interest expense increased, mainly because of higher average borrowings since the acquisition of RSC in the third quarter 1999 and because of the higher USD/SEK exchange rate towards year end. Financial foreign exchange differences were SEK –43 m. (–26).

Atlas Copco Group profit after financial items increased 37 percent, to SEK 4,689 m. (3,412), the net effect of stronger operating profit and higher interest costs. The profit margin was 10.1 percent (9.4). Excluding non-recurring items the increase was 42 percent.

Taxes for the year totaled SEK 1,723 m. (1,137), corresponding to 36.7 percent (33.3) of profit after financial items. Taxes paid, that is, excluding deferred taxes, were 34.4 percent (28.5).

Net profit for the year totaled SEK 2,924 m. (2,247). Earnings per share equaled SEK 13.95 (11.50), up 21 percent.

Key Figures by Business Area

	Revenues		Operating profit		Return on capital employed*		Investments in fixed assets	
	2000	1999	2000	1999	2000	1999	2000	1999
Compressor Technique	14,720	13,202	2,737	2,153	62	49	407	453
Construction and Mining Technique	7,083	5,725	650	397	21	13	370	415
Industrial Technique	11,454	10,345	1,238	1,032	16	14	322	323
Rental Service	13,955	7,434	1,855	1,010	6	6	5,570	2,125
Eliminations/Corporate items	–685	–472	–88	–122			–67	–35
Total Group	46,527	36,234	6,392	4,470	15	14	6,602	3,281

*) Starting in 2000, capital employed reported by business area includes an allocation of Group cash and financial investments in proportion to average capital employed. Figures for 1999 have been adjusted accordingly.

Balance Sheet

	2000	1999
Net indebtedness	22,270	19,325
Debt/equity ratio, %	92	92
Equity/assets ratio, %	39	39

Balance sheet analysis

During the year, the Group's total assets increased 15 percent to SEK 61,688 m. (53,650), a result of pure currency translation effects caused by the stronger U.S. dollar (approximately 10 percent), investments in the rental fleet in the Rental Service business area, and a volume related increase in customer receivables. The capital turnover ratio was 0.80 (0.83). The continued reduction of this ratio reflects the impact of the growing rental service business, which is more capital intensive than the traditional business of the Group. Excluding the Rental Service business area, the capital turnover ratio would have been 1.31 (1.22).

Investments

Investments in property and machinery totaled SEK 923 m. (939), exceeding depreciation by SEK 17 m. (91). Investments in new modern equipment were made in several production plants in 2000. Major investments were made in Milwaukee's plants in Blythville, Arkansas and Jackson, Mississippi and in Compressor Technique's main plant in Antwerp, Belgium.

Gross investments in rental equipment increased to SEK 5,679 m. (2,342) while sales totaled SEK 1,723 m. (839). Because of seasonal variations in revenue, investments in the rental fleet is concentrated to the spring and summer periods, primarily affecting the second and third quarters (in 1999, RSC was only included for two months of those quarters).

Geographic Distribution of Investments in Tangible Fixed Assets

	2000	1999
North America	5,798	2,347
South America	84	73
Europe	551	732
of which Sweden	*101*	*176*
Africa/Middle East	32	32
Asia	89	57
Oceania	48	40
Total	6,602	3,281

Inventories and accounts receivable

The value of inventories as a proportion of revenues declined to 12.6 percent (14.8). The increased impact of Rental Service reduced the proportion as less inventory is carried in that business in relation to revenues, but all other business areas also showed an improvement. Average inventories corresponded to 72 days of consumption (85).

Customer receivables in relation to revenues was 21.0 percent (22.0). This decrease was due to a favorable product and market mix. Average collection period corresponded to 73 days (73).

Cash flow and net indebtedness

At year-end 2000, liquid assets amounted to SEK 1,237 m. (1,286) equal to 3 percent (4) of revenues. To complement the relatively low level of liquid assets, the Group has negotiated substantial stand-by credit facilities with banks (see Funding risk on page 33).

The operating cash surplus after tax (defined as revenues,

Return and Capital Turnover


%
ratio
28
1.40
24
1.20
20
1.00
16
0.80
12
0.60
8
0.40
4
0.20
0
0
96 97 98 99 00

Capital turnover, ratio
Return on capital employed, %
Return on equity, %
Weighted average cost of capital, %

Profit Margin


%
14
12
10
8
6
4
2
0
96 97 98 99 00

Operating profit margin
Profit margin after financial items

less non-financial operating expenses after the reversal of non-cash items, such as depreciation and amortization, and after taxes) totaled SEK 5,908 m. (4,615), equal to 13 percent (13) of Group revenues.

Working capital increased SEK 402 m. (decreased 20) during the year as a result of higher volumes. Net investment in tangible and other fixed assets was SEK 4,632 m. (2,202). The majority of the increase is attributable to the rental fleet in the Rental Service business area. The net of payments for company acquisitions and divestments was SEK 372 m. (13,894), mainly related to various small rental companies acquired in the Rental Service business area.

Net cash flow for the year, including SEK 1,007 m. (832) for dividends paid, equaled SEK –103 m. (–8,188). The 1999 figure included SEK 4,125 m. for the issue of new shares.

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to SEK 22,270 m. (19,325), of which SEK 1,521 m. (1,450) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 92 percent (92). Adjusted for foreign currency exchange-rate changes during the year, the debt/equity ratio was 84 percent.

Summary Cash Flow Analysis

	2000	1999
Operating cash surplus after tax	6,310	4,595
of which depreciation added back	*3,982*	*2,616*
Change in working capital	–402	20
Cash flow from operations	5,908	4,615
Investments in tangible fixed assets	–6,602	–3,281
Sale of tangible fixed assets	1,970	1,079
Company acquisitions/divestments	–372	–13,894
Cash flow from investments	–5,004	–16,096
Dividends paid	–1,007	–832
New issue of shares	–	4,125
Net cash flow	–103	–8,188

Shareholders' equity

At December 31, 2000, Group shareholders' equity including minority interests totaled SEK 24,201 m. (21,077). Shareholders' equity per share was SEK 115 (101). Equity accounted for 39 percent (39) of total assets.

In October 1999 new shares with primary priority rights to existing shareholders were issued at a subscription price of SEK 160 per share based on 1:7 rights. The issue provided the Company with net proceeds of approximately SEK 4.1 billion.

Inventories


SEK m.
%
7,000
35
6,000
30
5,000
25
4,000
20
3,000
15
2,000
10
1,000
5
0
0
96
97
98
99
00

Inventories as % of revenues
Inventories, SEK m.

Customer Receivables


SEK m.
%
10,000
25
8,000
20
6,000
15
4,000
10
2,000
5
0
0
96
97
98
99
00

Customer receivables as % of revenues
Customer receivables SEK m.

Personnel

	2000	1999
Average number of employees, total	26,392	24,249
Sweden	2,400	2,532
Outside Sweden	23,992	21,717
Business areas		
Compressor Technique	8,171	8,288
Construction and Mining Technique	4,156	4,123
Industrial Technique	6,759	7,133
Rental Service	7,048	4,572
Other	258	133

In 2000, the average number of employees in the Atlas Copco Group increased 2,143, to 26,392 (24,249). Of that total, 9 percent (10) were employed in Swedish units. See also Note 2. At year end, the Group had a total of 26,772 employees (26,134). For comparable units, the number of employees increased by 382 during the year.

Option plan

In 2000, a worldwide stock option plan was implemented aimed at key employees in the Group. This program replaces the option plan launched in 1997.

The purpose of the option plan is to attract, retain, and motivate key employees by providing long-term incentives through benefits linked to changes in the Company's share price. The employees to whom options are granted are chosen on a wholly discretionary basis from year to year. The selection criteria are performance and contribution.

In 2000, the extended plan included 200 employees in the Atlas Copco Group. The stock options granted entitle holders to acquire Atlas Copco A shares at an exercise price equal to 110 percent of the average share price during a reference period close to the date they are granted. The options have a term of six years and are issued with a limited right to be utilized during the first three years.

Employees, average


30,000
25,000
20,000
15,000
10,000
5,000
0
96
97
98
99
00

Sweden
Outside Sweden

The stock options are granted free of charge and are not transferable. The options expire, if employment is terminated. Vested options are generally exercisable one month after termination of employment.

The shares underlying the stock options are shares already outstanding, so there will be no dilution for Atlas Copco shareholders. A total of approximately 770,000 shares was required to cover the options to be granted for 2000, including the social security charges that will become payable upon exercise of the options. The cost of the stock option program for 2000 amounts to approximately SEK 2.7 m.

Product development

	2000	1999
Research and development costs	969	943
In percent of revenues*	3.0	3.3

*) Excluding Rental Service revenues

Continuous research and development to safeguard innovative products are critical for maintaining the competitiveness of Atlas Copco's divisions. In 2000, amount spent on such activity increased slightly from the preceding year.

Compressor Technique completed two important product launches during the year, adapting products to customer needs for increased productivity and reduced operating costs. Large oil-injected compressors were brought to the market, and an extended, superior range of small and medium-sized oil-injected screw compressors was launched. Patents on core technologies were granted or renewed. An ambitious plan is under way in Antwerp, Belgium, for new laboratory and test facilities for compressors and air treatment equipment. For further information, see pages 44–49.

Construction and Mining Technique launched new rig types and rock drills, based on its established modular platforms. The rigs have been designed to surpass customer demands for overall performance, productivity, and ergonomics. Also, new loader models were introduced to the market. In all divisions, efforts emphasized further improvements in production processes for core products. For additional information, see pages 50–55.

Again in 2000, Industrial Technique launched many new state-of-the-art products for their markets. A range of control systems for tightening tools and assembly systems which target the motor vehicle industry was introduced. A record number of electric tools and accessories for professional use were introduced in 2000. For further information, see pages 56–61.

The Rental Service business area does not have any manufacturing, and service development efforts are not classified as research and development costs. For further information, see pages 62–65.

Environmental impact

Atlas Copco strives to conduct business in a manner that does not put nature at risk. The company complies with environmental legislation in its operations and processes. The Group conducts operations requiring permission based on Swedish environmental regulations in five Swedish companies.

To support environmental efforts, Atlas Copco has a policy that guides the organization in this area. All divisions must implement an Environmental Management System (EMS), and the Group aims to have its major manufacturing sites certified according to ISO 14001. At year-end 2000, 75 percent of Atlas Copco's manufacturing and logistics capacity had implemented EMS, and 62 (51) percent of the total had ISO 14001 certification. The main certified sites are Atlas Copco Airpower in Belgium, Milwaukee Electric Tools in the United States, Atlas Copco Electric Tools in Germany, and Atlas Copco Rock Drills in Sweden. In addition, all rental stores in Atlas Copco's Rental Service business area had implemented EMS.

Almost every product has a greater impact on the environment during its service life than the impact that its manufacture has. Environmental and ergonomic aspects have been integrated in Atlas Copco's product development process for many years. A good example of this is the range of compressors with variable-speed drives, which consume up to 35 percent less energy than the previous generation. Combined with the silent WorkPlace compressor, which can be located on a production line, energy savings as high as 50 percent are possible. For further information, see page 68–69.

Parent Company

Earnings

Earnings from shares in subsidiaries equaled SEK 1,581 m. (1,086) and SEK 24 m. (0) from associated companies. Profit after financial items totaled SEK 2,026 m. (1,261). The Parent Company reported a net profit after appropriations and taxes of SEK 1,673 m. (1,037). Undistributed earnings totaled SEK 4,695 m. (4,018).

Financing

The total assets of the Parent Company increased SEK 4,293 m. to SEK 38,718 m. of which SEK 1,303 m. was a capital investment in Atlas Copco North America, Inc. The increase was chiefly financed from external borrowing. At year-end 2000, cash, bank deposits, and short-term investments amounted to SEK 22 m. (341). The equity including the equity portion of untaxed reserves represents 32 percent (34) of total assets.

Personnel

The average number of employees in the Parent Company was 57 (60). A specification of the fees and other remuneration paid to the Board of Directors, the President, and other members of Group management is shown in Note 2.

Distribution of shares

At year-end 2000, Atlas Copco had share capital totaling SEK 1,048 m. (1,048). Each share has a par value of SEK 5. For further information, see page 72.

Dividend

The Atlas Copco Group's non-restricted shareholders' equity equals SEK 12,450 m. Of the retained earnings, SEK 32 m. will be transferred to restricted reserves.

The Board of Directors proposes a dividend of SEK 5.25 (4.75) per share, corresponding to a total of SEK 1,100 m. (996). See page 36.

Consolidated Income Statement

Amounts in SEK m.		2000	1999
Revenues	Note 1	46,527	36,234
Cost of goods sold	Note 2	–31,154	–24,150
Gross profit		15,373	12,084
Cost of marketing, administration, research and development	Note 3	–8,361	–7,355
Goodwill amortization	Note 4	–651	–486
Other income and expenses from operations	Note 5	31	227
Operating profit	Note 2	6,392	4,470
Financial income and expenses	Note 6	–1,703	–1,058
Profit after financial items		4,689	3,412
Taxes	Note 8	–1,723	–1,137
Minority interest	Note 9	–42	–28
Profit for the year		2,924	2,247
Earnings per share, SEK	Note10	13.95	11.50

Consolidated Balance Sheet

Amounts in SEK m.			Dec. 31, 2000		Dec. 31, 1999	
Assets						
Fixed assets	Intangible assets	Note 11	20,792		18,851	
	Tangible assets					
	Rental equipment	Note 12	15,225		11,699	
	Other tangible assets	Note 12	4,908		4,882	
	Financial assets	Note 13	2,124	43,049	2,121	37,553
Current assets	Inventories	Note 15	5,881		5,348	
	Current receivables	Note 16	11,521		9,463	
	Investments	Note 17	296		242	
	Cash and bank	Note 17	941	18,639	1,044	16,097
Total assets				61,688		53,650
Shareholders' equity and liabilities						
Shareholders' equity	**Restricted equity**	Note 18				
	Share capital		1,048		1,048	
	Restricted reserves		10,484		9,815	
	Non-restricted equity	Note 18				
	Retained earnings		9,526		7,775	
	Profit for the year		2,924	23,982	2,247	20,885
Minority interest		Note 9		219		192
Provisions	**Interest-bearing provisions**					
	Pensions and similar commitments	Note 20	1,521		1,450	
	Non-interest-bearing provisions					
	Deferred taxes		3,242		3,031	
	Other provisions	Note 21	1,084	5,847	843	5,324
Long-term liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 22	11,999		10,969	
	Non-interest-bearing liabilities					
	Other liabilities		282	12,281	334	11,303
Current liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 23	9,987		8,192	
	Non-interest-bearing liabilities					
	Operating liabilities	Note 24	9,372	19,359	7,754	15,946
Total shareholders' equity and liabilities				61,688		53,650
Assets pledged		Note 25		79		206
Contingent liabilities		Note 25		1,568		1,475

Cash Flow Statement

Amounts in SEK m.		Group 2000	Group 1999	Atlas Copco AB 2000	Atlas Copco AB 1999
Operations					
Operating profit		6,392	4,470	–17	–11
Depreciation and amortization		3,982	2,616	3	2
Capital gain/loss and other non-cash items		–498	–399	10	–21
Operating cash surplus		9,876	6,687	–4	–30
Net financial income/expense		–1,703	–1,061	2,029	1,267
Dividends from associated companies		26	2	24	–
Cash flow from equity hedge/other items		–277	–70		
Taxes paid		–1,612	–963	–365	–170
Cash flow before change in working capital		6,310	4,595	1,684	1,067
Change in					
Inventories		–241	436		
Operating receivables		–1,422	–760	–45	–179
Operating liabilities		1,261	344	293	461
Change in working capital		–402	20	248	282
Cash flow from operations		5,908	4,615	1,932	1,349
Investments					
Investments in tangible fixed assets	Note B	–6,602	–3,281	–5	–3
Sale of tangible fixed assets	Note B	2,055	1,066	–	29
Company acquisitions/divestments	Note C	–372	–13,894	–1,318	210
Other investments, net		–85	13	–14	–
Cash flow from investments		–5,004	–16,096	–1,337	236
Financing					
Dividends paid		–1,007	–832	–996	–826
New issue of shares		–	4,125	–	4,125
Change in interest-bearing liabilities	Note C	15	7,378	82	–5,068
Cash flow from financing		–992	10,671	–914	–1,769
Cash flow after financing		–88	–810	–319	–184
Liquid Assets					
Liquid assets at beginning of year		1,286	2,118	341	525
Cash flow after financing		–88	–810	–319	–184
Exchange-rate difference in liquid assets		39	–22		
Liquid assets at year end		1,237	1,286	22	341

Notes to Atlas Copco Group Cash Flow Statement

SEK m. unless otherwise noted

Net cash flow

		Group 2000	1999
Cash flow from operations		5,908	4,615
Cash flow from investments excl. company acquisitions/divestments		-4,632	-2,202
Cash flow from operations before financing		1,276	2,413
Company acquisitions/divestments	Note C	-372	-13,894
Dividends paid		-1,007	-832
New issue of shares		–	4,125
Net cash flow	Note A	-103	-8,188

Five Year Summary of Cash Flow Statements 1996–2000	
Operating cash surplus after tax	22,196
Of which depreciation added back	*10,874*
Change of working capital	-427
Cash flow from operations	21,769
Investments in tangible fixed assets	-15,248
Sale of tangible fixed assets	5,115
Company acquisitions/divestments	-25,817
Cash flow from investments	-35,950
Dividends paid	-3,883
New issue of shares	4,125
Net cash flow	-13,939

Cash Flow and Investments


SEK m.
10,000
8,000
6,000
4,000
2,000
0
96
97
98
99
00
Operating cash surplus
Investments

Net Indebtedness


SEK m.
5,000
0
-5,000
-10,000
-15,000
-20,000
-25,000
96
97
98
99
00
Net indebtedness
Net indebtedness excl. provision for pensions

A Net indebtedness

	1996	1997	1998	1999	2000
Net indebtedness, Jan. 1	-3,166	-1,899	-10,214	-10,052	-19,325
Net cash flow	1,322	-7,459	489	-8,188	-103
Currency translation effects	-55	-856	-327	-1,085	-2,842
Net from operations	1,267	-8,315	162	-9,273	-2,945
Net indebtedness, Dec. 31	-1,899	-10,214	-10,052	-19,325	-22,270
Provision for pensions	1,924	2,016	1,940	1,450	1,521
Net indebtedness, excluding Provision for pensions, Dec. 31	25	-8,198	-8,112	-17,875	-20,749

B Investments in/sales of fixed assets

	2000	1999
Investments in tangible fixed assets		
Rental equipment	5,679	2,342
Property and machinery	923	939
	6,602	3,281
Sale of tangible fixed assets		
Rental equipment	1,723	839
Property and machinery	332	227
	2,055	1,066

C Company acquisitions/divestments

The fair value of assets acquired and liabilities assumed from companies acquired/divested during the year:

	2000	1999
Fixed assets	462	14,442
Inventories	-54	390
Receivables	-17	1,110
Liquid assets	-26	198
Interest-bearing liabilities	20	-8,050
Other liabilities and provisions	-29	-1,831
Capital gain net, divested companies	10	-217
Purchase price	366	6,042
Liquid assets in acquired/divested companies	26	-198
Interest-bearing liabilities in acquired/divested companies	-20	8,050
	372	13,894

Interest-bearing liabilities in acquired/divested companies are included in the cash flow statement under change in interest-bearing liabilities.

Income Statement and Balance Sheet

Income Statement

Amounts in SEK m.		2000	1999
Administrative costs		–158	–129
Other income and expenses from operations	Note 5	141	118
Operating profit		–17	–11
Financial income and expenses	Note 6	2,043	1,272
Profit after financial items		2,026	1,261
Appropriations	Note 7	12	–54
Profit before taxes		2,038	1,207
Taxes	Note 8	–365	–170
Profit for the year		1,673	1,037

Balance Sheet

Amounts in SEK m.			*Dec. 31, 2000*		*Dec. 31, 1999*	
Assets						
Fixed assets	Tangible assets	Note 12	14		12	
	Financial assets	Note 13	16,622	16,636	15,299	15,311
Current assets	Current receivables	Note 16	22,060		18,773	
	Investments	Note 17	10		11	
	Cash and bank	Note 17	12	22,082	330	19,114
Total assets				38,718		34,425
Shareholders' equity and liabilities						
Restricted equity	Share capital	Note 18	1,048		1,048	
	Share premium reserve		3,994		3,994	
	Legal reserve		1,737		1,737	
Non-restricted equity	Retained earnings	Note 18	3,022		2,981	
	Profit for the year		1,673	11,474	1,037	10,797
Untaxed reserves		Note 19		1,441		1,453
Provisions	Pensions and similar commitments	Note 20	41		43	
	Other provisions	Note 21	10	51	–	43
Long-term liabilities	Interest-bearing liabilities	Note 22		11,937		11,027
Current liabilities	Interest-bearing liabilities	Note 23	12,508		10,091	
	Operating liabilities	Note 24	1,307	13,815	1,014	11,105
Total shareholders' equity and liabilities				38,718		34,425
Assets pledged				–		–
Contingent liabilities		Note 25		492		495

Notes to the Financial Statements

SEK m. unless otherwise stated

Accounting principles

The financial statements of Atlas Copco have been prepared in accordance with generally accepted accounting principles in Sweden.

Consolidation

The Consolidated Income Statement and Balance Sheet of the Atlas Copco Group include all companies in which the Parent Company, directly or indirectly, holds more than 50 percent of the voting rights as well as those companies in which the Group in some other manner has decisive influence.

The consolidated financial statements have been prepared in accordance with the purchase method whereby assets and liabilities of acquired companies are reported at fair value at the time of acquisition. Any excess of the purchase price over the fair value is accounted for as goodwill (see below).

Earnings of companies acquired during the year are reported in the Consolidated Income Statement from the date of acquisition. The gain or loss on companies divested during the year is calculated on the basis of the Group's reported net assets in such companies at the time of the divestment.

Untaxed reserves and appropriations, which are reported in the financial statements of the individual companies, have been allocated to deferred taxes and restricted equity upon consolidation based on the local income tax which applies to each company. Likewise, the current year changes in these reserves through appropriations are reported as a deferred tax item.

Goodwill

The acquisition of well-established companies active in an international environment normally means that the acquisition price substantially exceeds the tangible net worth. The market price is determined primarily by future expectations, which are based on the company's market position and know-how.

A company acquisition in which the acquisition price exceeds the company's net assets valued at market price results in intangible assets which are capitalized and amortized over a certain period.

Goodwill is normally amortized over 10 years, while goodwill arising from strategic acquisitions is amortized over a period of 20–40 years. For disclosure of goodwill regarding the acquisitions of Milwaukee Electric Tool Corporation, Prime Service and Rental Service Corporation, see page 28.

Goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates.

Associated companies

Companies in which the Atlas Copco Group controls between 20 and 50 percent of the voting rights, and in which it has a substantial ownership involvement, are reported as associated companies.

Holdings in associated companies are reported in the Consolidated Income Statement and Balance Sheet in accordance with the equity method.

Atlas Copco's share of income after net financial items in associated companies is reported in the Income Statement, under the heading Other operating income. Atlas Copco's portion of taxes in associated companies is reported in the consolidated tax expense.

The related acquisition costs are reported under Financial assets in the Balance Sheet, after adjustments for shares of income, less dividend received. Undistributed income in these companies is reported among restricted reserves in consolidated shareholders' equity.

Internal profits have been eliminated as appropriate.

Translation of accounts of foreign subsidiaries

Atlas Copco applies the current-rate method in translating the accounts of foreign subsidiaries, in accordance with the standards of the Swedish Financial Accounting Standards Council (SFASC). In applying this method, the subsidiaries are primarily reported as independent units with operations conducted in foreign currencies and in which the Parent Company has a net investment. The exceptions to this approach are those subsidiaries, which are located in high-inflation countries, and those referred to as integrated companies. The accounts of such subsidiaries are translated according to the monetary method.

In accordance with the current-rate method, all assets and liabilities in the balance sheets of subsidiaries are translated at year-end rates, and all items in the income statements at the average exchange rate for the year. Translation differences that arise are reported directly as a component of shareholders' equity and are not included in current earnings.

For those subsidiaries' financial statements that are translated in accordance with the monetary method, all non-monetary items such as real estate (land and buildings), machinery and equipment, inventories, shareholders' equity and deferred tax are translated at the acquisition date exchange rates. Monetary items are translated at year-end rates. The income statement has been translated at the average rate for the year except for cost of goods sold, depreciation and deferred taxes which have been translated at the historical rate.

Differences arising from the translation of the accounts for these companies have been included in the Income Statement.

Classification of foreign subsidiaries

In one respect the SFASC's standards require that the user choose translation procedures based on each specific situation. Foreign subsidiaries are classified as either independent or integrated companies. The accounts of independent companies are translated according to the current-rate method, and integrated companies according to the monetary method.

Based on the criteria defined for classification of companies, the majority of Atlas Copco's subsidiaries have been defined as independent companies. Companies operating in highly-inflationary economies, primarily Latin America, are translated according to the monetary method. The operational currency of these companies is the USD and is, therefore, translated in two stages.

In the first stage, the accounts are translated to USD in accordance with the monetary method, whereby translation differences arising are charged to current earnings. In the second stage, the company's balance sheet items are translated to SEK using the year-end rate and the income statement items are translated at the average rate for the year. The resulting translation differences are recorded in shareholders' equity.

Rental Operations

Revenues are derived from the rental of equipment on a daily, weekly or monthly basis, as well as from sales of parts, supplies, and new and used equipment. The rental fleet includes a broad selection of equipment ranging from small items such as pumps, generators and electric hand tools to larger equipment such as air compressors, dirt equipment, aerial manlifts, skid-steer loaders and backhoes. Customers vary widely by location and consist of the following general categories: industrial, construction, government and homeowners. Rental equipment is recorded at cost and is depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is three to twelve years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Ordinary repair and maintenance costs are included in current operations as incurred.

Inventories

Inventories are valued at the lower of cost or market, in accordance with the FIFO principle and the net sales value. Inventories are reported net of deductions for obsolescence and internal profits arising in connection with deliveries from the production companies to the sales companies.

Receivables and liabilities in foreign currencies

Receivables and liabilities in foreign currencies are translated at the year-end rate.

When a loan in a foreign currency has been converted to a different currency through the use of a swap agreement, the loan is valued at the year-end exchange rate for the swapped currency.

Exchange rates for major currencies used in the year-end accounts are shown on page 33.

Financial investments

Financial and other investments that are to be held to maturity are valued at amortized cost.

Investments intended for trading are valued at the lower of cost or market.

Derivative instruments

Provisions are recorded for unrealized losses to the extent these exceed unrealized gains when valuing outstanding forward contracts, options and swaps. Unrealized gains that exceed unrealized losses are not recognized as income.

Hedging of net investments

Current policy stipulates that derivative contracts such as forwards, swaps and options shall not be used for hedging of net assets in foreign subsidiaries, since derivative contracts give rise to cash flow risks at roll-over dates.

Prior to 1998 forward contracts and currency swaps in foreign currencies have been entered into in order to hedge the Group's net assets (see page 32). In the consolidated accounts, the valuation is based on market value and current rates. Foreign exchange gains and losses on such contracts, less current and deferred tax, are not included in income for the year but are offset against translation differences arising in connection with the translation of the foreign subsidiaries' net assets.

Premium and discounts are amortized straight-line over the life of the contracts and reported in interest income and expense.

Hedging of commercial flows

The Group uses forward exchange contracts to hedge certain future transactions based on forecasted volume, so-called commercial flow hedges. Unrealized gains and losses on such forward exchange contracts are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Product development costs and warranty costs

Research and development costs are expensed as incurred.

Estimated costs of product warranties are charged against cost of goods sold at the time the products are sold.

Depreciation

Depreciation according to plan is calculated based on the original cost using the straight-line method over the estimated useful life of the asset.

The following economic lives are used for depreciation:

	Years
Goodwill and other intangible assets	5–40
Buildings	25–50
Machinery, technical plant and equipment	3–10
Vehicles	4–5
Computer hardware and software	3–4
Rental equipment	3–12

Depreciation is also recorded for tax purposes as permitted by legislation in the respective tax jurisdictions. In the financial statements of the individual subsidiaries, this additional tax depreciation is reported in the balance sheet as untaxed reserves and as appropriations in the income statement. Untaxed reserves and appropriations are eliminated in consolidation.

Leasing

Leases are classified in the consolidated financial statement as either finance leases or operating leases. A finance lease entails the transfer to the lessee, to a material extent, of the economic risks and benefits associated with ownership. If this is not the case, the lease is accounted for as an operating lease. Accounting for finance leases implies that the fixed asset in question is reported as an asset in the balance sheet and that a corresponding liability is recorded. Fixed assets under financial leases are depreciated over their estimated useful lives, while the lease payments are reported as interest and amortization of the lease liability. An operating lease implies that there is no asset or liability to report in the Balance Sheet. In the Income Statement, the costs of operating leases are distributed over a number of years based on use.

The Parent Company accounts for all leases as operating leases.

Taxes

Income taxes include both current and deferred taxes in the consolidated accounts. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year. The calculation of deferred taxes is based on the differences between the values reported in the balance sheet and their respective values for taxation. Deferred taxes are recorded on temporary differences of which the most significant include the effects of untaxed reserves and tax effects resulting from purchase accounting and other adjustments. The liability method is applied in the calculation of deferred taxes including the use of the enacted tax rate for the individual tax jurisdiction. Tax-loss carryforwards arising are recorded as an asset in instances where it is more likely than not that they will result in lower tax payments in the future.

Definitions

Operating profit margin
Operating profit as a percentage of revenues.

Profit margin
Profit after financial items as a percentage of revenues.

Return on capital employed (ROCE)
Profit after financial items plus interest paid and foreign exchange differences as a percentage of average total assets less non-interest-bearing liabilities/provisions.

In calculating capital employed in the business areas, in contrast to the calculation for the Group, deferred tax liabilities are not deducted. Capital employed reported by business area includes an allocation of the total Group cash and financial investments in proportion to average capital employed.

Return on equity
Profit after financial items less taxes and minority interest as a percentage of average shareholders' equity.

Equity/assets ratio
Shareholders' equity and minority interest, as a percentage of total assets.

Capital turnover ratio
Revenues divided by average total assets.

Net indebtedness
Difference between interest-bearing liabilities/provisions and liquid assets.

Debt/equity ratio
Net indebtedness in relation to shareholders' equity, including minority interest.

Net cash flow
Change in net indebtedness excluding currency exchange-rate effects.

Interest coverage ratio
Profit after financial items plus interest paid and foreign exchange differences divided by interest paid and foreign exchange differences.

Earnings per share
Profit after financial items less taxes and minority interest, divided by the average number of shares outstanding.

Value added
Revenues less costs for the purchase of raw materials, wholly and semifinished goods and services.

Weighted average cost of capital (WACC)

$$\frac{\text{Interest-bearing liabilities} \times i + \text{market capitalization} \times r}{\text{Interest-bearing liabilities} + \text{market capitalization}}$$

i: The Swedish risk-free interest rate (10-year government bonds) plus 0.5 percentage points to compensate for the premium Atlas Copco pays on borrowings compared to that of the Swedish state.

r: The Swedish risk-free interest rate, plus a risk premium (5.0%).

Notes

1 Revenues by business area and market

Revenues by business area

		Group
	2000	1999
Compressor Technique	14,720	13,202
Construction and Mining Technique	7,083	5,725
Industrial Technique	11,454	10,345
Rental Service	13,955	7,434
Eliminations	–685	–472
	46,527	36,234

Revenues by market

		Group
	2000	1999
North America	24,080	16,221
South America	1,770	1,381
Europe incl. CIS	13,980	13,416
of which Sweden	*833*	*1,013*
of which EU	*11,609*	*11,476*
Africa/Middle East	1,897	1,456
Asia	3,871	2,877
Oceania	929	883
	46,527	36,234

Group operating profit by business area is reported in the Board of Directors' Report and in the sections for each business area. Revenues and operating profit per quarter are shown on page 76.

2 Employees and personnel expenses

Average number of employees

	Women	Men	2000 Total	1999 Total
Parent Company				
Sweden	26	31	57	60
Subsidiaries				
North America	1,882	9,131	11,013	8,624
South America	117	842	959	878
Europe incl. CIS	1,623	8,734	10,357	10,490
of which Sweden	*340*	*2,003*	*2,343*	*2,472*
of which EU	*1,524*	*8,273*	*9,797*	*9,864*
Africa/Middle East	198	756	954	943
Asia	273	2,296	2,569	2,769
Oceania	87	396	483	485
Total in subsidiaries	4,180	22,155	26,335	24,189
Grand total	4,206	22,186	26,392	24,249

Salaries and other remuneration

		2000		1999
	Board & Presidents	Other employees	Board & Presidents	Other employees
Parent Company				
Sweden	16	34	18	28
of which bonuses	*4*		*4*	
Subsidiaries				
North America	43	4,493	37	2,922
South America	16	192	15	155
Europe incl. CIS	105	3,347	112	3,286
of which Sweden	*10*	*760*	*9*	*725*
of which EU	*93*	*3,201*	*97*	*3,121*
Africa/Middle East	6	100	5	105
Asia	15	282	10	250
Oceania	2	141	3	143
Total in subsidiaries	187	8,555	182	6,861
of which bonuses	*25*		*25*	
Grand total	203	8,589	200	6,889

		Group	Parent Company	
	2000	1999	2000	1999
Salaries and other remuneration	8,792	7,089	50	46
Contractual pension benefits for Board members and Presidents	10	9	1	0
Contractual pension benefits for other employees	661	417	19	11
Other social costs	1,442	1,592	15	15
Total	10,905	9,107	85	72
Capitalized pension obligations to Board members and Presidents	38	43	17	17

Remuneration and other fees for certain members of the Board, the President and CEO, other members of the Group management, and Auditors

In 2000, the Chairman of the Board received SEK 1,000,000. The Vice Chairman received SEK 350,000 on an annual basis and the Board members not employed by the Company each received fees that amounted to SEK 275,000 on an annual basis.

Board member Paul-Emmanuel Janssen also received fees from Group companies of SEK 201,000. Board member Hari Shankar Singhania received fees from Group companies in the amount of SEK 70,000.

The President and Chief Executive Officer, Giulio Mazzalupi, received a salary of SEK 5,404,034 plus a bonus of SEK 1,712,000. In addition, he has a pension benefit from the Company equal to 47 percent of base salary upon retirement, payable from age 65.

The Business Area Executives come from three different home countries. Pension commitments for each Business Area Executive are funded and are in line with those for employees in the respective country.

Regarding employment termination of the President and Chief Executive Officer and the Business Area Executives, severance is not paid if notice is given by the employee. If the Company terminates the employment prior to retirement, the maximum Company commitment is to pay two years' final base salary. However, for one of the Business Area Executives, the maximum Company commitment is to pay final base salary, plus continued benefits, and bonus, for 12 months.

Activities of the Board of Directors of Atlas Copco AB during the year 2000

The Board of Directors of the Company had ten members, one of which is the President and Chief Executive Officer, elected by the Annual General Meeting and three members, with three personal deputies, appointed by the unions.

As decided at the Annual General Meeting in April 2000, the following applied regarding the nomination process of the Board members who will be proposed by a group of major shareholders for election at the Annual General Meeting in 2001: In November/December 2000, the Chairman made an assessment of the work of the Board and its members during the year. He then met with representatives of Investor AB and presented his assessment of the need of special Board competence and compared such needs with available resources in the Board. Next step in the nomination process was that Investor AB met with the group of major shareholders in which Robur Fonder, Allmänna Pensionsfonden Fjärde Fondstyrelsen, SEB Fonder, Försäkringsbolaget SPP Ömsesidigt and Livförsäkringsaktiebolaget Skandia were represented.

During 2000, there were eight board meetings, of which one was held outside Sweden and one was a per capsulam meeting. Each meeting was governed by an approved agenda. To ensure an efficient process at each meeting, the Board members received a package of written documentation prior to the meeting covering each agenda item in order to ensure that all matters raised are supported by such sufficient and relevant information as is required to form a basis for a decision. Members of the executive Group management were regularly present at the Board meetings to report on operations. In between meetings, there were regular contacts between the Chairman and the President. Each Board member received a written update from the President on major events in those months when there was no Board meeting.

To ensure that decisions on major matters would not be unduly delayed, the Board can appoint smaller committees among its members to follow up and make proposals to the Board regarding such matters. No such committee was appointed during the year. The remuneration committee, which was appointed in 1999, met during the year.

In April, the Board adopted a revised version of its Rules of Procedure and Written Instructions.

The Company's external auditors reported their observations from the annual audit in person and presented their views on the internal control level in the Group at the February Board meeting.

Remuneration to auditors

Audit fees and consultancy fees to auditors, for advice or assistance other than audit, were as follows:

		Group	Parent Company	
	2000	1999	2000	1999
KPMG				
Audit fee	10	10	1	1
Other	6	7	1	1
Arthur Andersen				
Audit fee	9	8	0	0
Other	3	3	2	1
Other audit firms				
Audit fee	2	1	–	–
	30	29	4	3

3 Cost of marketing, administration, research and development

		Group
	2000	1999
Marketing costs	4,502	3,907
Administrative costs	2,890	2,505
Research and development costs	969	943
	8,361	7,355

4 Depreciation according to plan

		Group	Parent Company	
	2000	1999	2000	1999
Goodwill	651	486	–	–
Patents, etc.	10	9	–	–
Buildings	135	109	–	–
Machinery and other technical plant	519	520	–	–
Equipment, etc.	252	219	3	2
Rental equipment	2,415	1,273	–	–
	3,982	2,616	3	2

5 Other income and expenses from operations

		Group	Parent Company	
	2000	1999	2000	1999
Non-recurring items	–26	83	75	–
Other operating income	194	191	68	118
Other operating expenses	–137	–47	–2	–
	31	227	141	118

Non-recurring items for 2000 include a refund of 226 related to a Swedish multi-employer pension plan as well as early retirement provisions of –92. The caption also includes –127 of costs related to the decision to merge Prime and RSC within the Rental Service Business Area and –33 related to rationalization of production systems within the Compressor Technique Business Area. Non-recurring items for 1999 include a capital gain from divestment of subsidiaries of 223 and restructuring costs mainly for consolidation of the production structure in the Alliance Tools Division of 140.

Other operating income includes commissions received of 30 (26), capital gains of 40 (38) on the sale of fixed assets, capital gain from companies sold of 5 (1), and profits from insurance activities.

Other operating expenses refer to operating exchange-rate losses attributable to operations of 122 (46) and capital loss from companies sold of 15 (–).

The non-recurring item for the Parent Company consists of a pension refund of 75. Other operating income for the Parent Company includes commissions received totaling 63 (94) and capital gains previous year of 21 on the divestment of real estate.

6 Financial income and expenses

	Group		Parent Company	
	2000	1999	2000	1999
Profit from shares in Group companies				
Dividends received			721	518
Group contributions			860	562
Capital gain/loss on divestment of shares			–	6
Write-downs			–7	–
			1,574	1,086
Profit from shares and participations in associated companies				
Dividends received			24	–
Write-downs			–3	–
			21	–
Profit from financial fixed assets				
Dividends received	–	1	–	–
Interest income				
Group companies			825	596
Others	10	7	–	–
Capital gains	–	1	–	–
	10	9	825	596
Other interest income				
Interest income				
Group companies			1,449	648
Others	71	142	31	55
	71	142	1,480	703
Interest expenses and similar expenses				
Interest expense				
Group companies			–178	–67
Others	–1,741	–1,183	–1,674	–1,044
Foreign exchange differences	–43	–26	–5	–2
	–1,784	–1,209	–1,857	–1,113
Financial income and expenses	–1,703	–1,058	2,043	1,272

The interest portion of provision for pensions is not charged against operating income but is shown as interest expense for both Swedish and foreign companies. The amount is based on the average of the opening and closing pension provisions. For Swedish companies, interest has been calculated at 4.2 percent (3.6). The interest portion for 2000 amounted to 48 (71), of which Swedish companies accounted for 3 (7). In the Parent Company, the corresponding amount was 2 (4).

The interest differential between international and Swedish interest rates on forward contracts and swap agreements used to hedge shareholders' equity in non-Swedish companies in the Group was positive, at 64 (–8).

7 Appropriations

Tax legislation in Sweden and in certain other countries allows companies to retain untaxed earnings through tax-deductible allocations to untaxed reserves. By utilizing these regulations, companies can appropriate and retain earnings within the business without being taxed. The untaxed reserves created in this manner cannot be distributed as dividends.

The untaxed reserves are subject to tax only when they are utilized. If the company reports a loss, certain untaxed reserves can be utilized to cover the loss without being taxed.

	Parent Company	
	2000	1999
Difference between tax depreciation and depreciation according to plan		
Buildings	–	2
Equipment, etc.	–	–1
Appropriation to tax allocation reserve, net	–87	–154
Dissolution of foreign exchange reserve	42	42
Dissolution of tax equalization reserve	57	57
	12	–54

8 Taxes

	Group		Parent Company	
	2000	1999	2000	1999
Taxes paid				
Swedish taxes	427	183	365	170
Foreign taxes	1,185	786		
Deferred taxes	108	166		
Taxes in associated companies	3	2		
	1,723	1,137	365	170

The tax expense for the year totaled 1,723 (1,137), equal to 36.7 percent (33.3) of profit after financial items. Last year the tax expense was positively affected by low taxation on capital gains from divestment. Changes in tax rates used to calculate deferred tax had a positive impact of 12 (negative: 3) on tax expense for the year.

The Group's total tax expense, compared to Swedish corporate tax rate, is affected by its strong position in countries with higher tax rates, including Belgium, France, Germany, and the U.S.

Non-deductible goodwill also has an adverse effect on the tax ratio. Adjusted for such goodwill depreciation, the Group's tax rate was 32.3 percent (29.2).

The Swedish corporate tax rate is 28 percent. The tax is calculated on the basis of the nominal net profit reported, plus non-deductible expenses and less tax-free income and other deductions. For the Parent Company, this primarily involves tax-free dividends from shareholdings in subsidiaries and associated companies.

In Sweden, companies can make provisions to a tax allocation reserve. Appropriations net to such reserves were 138 (158), of which the Parent Company was 87 (154). If the Parent Company reported deferred tax on untaxed reserves and other appropriations, as the Group does, deferred tax would have amounted to –3 (15) for the year.

9 Minority interest in subsidiaries' equity and earnings

Minority interest in profit after financial items amounted to 65 (46).

The income statement reports minority shares in the Group's profit after tax of 42 (28). These minority interests relate primarily to Atlas Copco India, Atlas Copco Malaysia, subsidiaries in China, and subsidiaries of Chicago Pneumatic.

	Group
Minority interest, Jan. 1	192
Minority acquired	–11
Minority sold	–1
Dividends	–11
Translation differences	8
Profit for the year	42
Minority interest, Dec. 31	219

10 Earnings per share

	2000	1999
Profit for the year	2,924	2,247
Average number of shares	209,602,184	195,309,247
Earnings per share, SEK	13.95	11.50

After the issue in 1999 the number of shares outstanding is 209,602,184.

11 Intangible assets

	Goodwill	Patents, etc.	Total
Accumulated cost			
Opening balance, Jan. 1	20,796	111	20,907
Investments	401	46	447
Sale of subsidiaries	–93		–93
Divestment and disposal	–3	–7	–10
Translation differences for the year	2,342	8	2,350
Closing balance, Dec. 31	23,443	158	23,601
Accumulated amortization			
Opening balance, Jan. 1	1,983	73	2,056
Amortization for the year	651	10	661
Sale of subsidiaries	–84		–84
Divestment and disposal	–3	–5	–8
Translation differences for the year	180	4	184
Closing balance, Dec. 31	2,727	82	2,809
Planned residual value, Dec. 31	20,716	76	20,792
Planned residual value, Jan. 1	18,813	38	18,851

Amortization of goodwill in 2000 was distributed as follows:

	2000	1999
Goodwill amortization over 40 years	530	357
Goodwill amortization over 20 years	82	67
Goodwill amortization within 10 years	39	62
	651	486

Amortization of goodwill in 2000 and planned residual value by business area:

	Amortization		Planned residual value	
	2000	1999	2000	1999
Compressor Technique	39	38	293	289
Construction and Mining Technique	16	17	146	179
Industrial Technique	149	139	4,010	3,753
Rental Service	445	291	16,262	14,590
Corporate items	2	1	5	2
	651	486	20,716	18,813

Note 11, continued	Accumulated cost	Accumulated amortization	Planned residual value	No. of years remaining
Goodwill amortized over 40 years:				
Prime Service, Inc.	8,734	826	7,908	37
Rental Service Corp.	8,321	305	8,016	39
Milwaukee Electric Tool Corp.	4,187	567	3,620	35
	21,242	1,698	19,544	
Goodwill amortized over 20 years:				
Desoutter Ltd.	767	448	319	10
Atlas Copco Wagner Inc.	357	240	117	9
Rental Service Companies	313	11	302	19
Chicago Pneumatic Tool Company	232	178	54	7
Atlas Copco Crépelle S.A.	132	24	108	17
Other	107	10	97	
	1,908	911	997	
Goodwill amortized within 10 years:				
Compresseurs Worthington-Creyssensac S.A.	86	61	25	3
Ceccato Aria Compressa S.p.A.	71	22	49	7
Others	136	35	101	
	293	118	175	
Total	23,443	2,727	20,716	

12 Tangible assets

	Buildings and land	Machinery and equipment	New construction and advances	Total	Rental equipment
Accumulated cost					
Opening balance, Jan. 1	2,925	7,299	178	10,402	13,964
Investments	65	774	84	923	5,679
Acquisition of subsidiaries		20		20	100
Sale of subsidiaries	–14	–72		–86	
Divestment and disposal	–191	–698		–889	–1,899
Reclassified items	–4	–17		–21	29
Translation differences for the year	163	419	18	600	1,692
Closing balance, Dec. 31	2,944	7,725	280	10,949	19,565
Accumulated depreciation according to plan					
Opening balance, Jan. 1	962	4,558		5,520	2,265
Depreciation for the year	135	771		906	2,415
Sale of subsidiaries		–62		–62	
Divestment and disposal	–126	–472		–598	–644
Reclassified items	–1	–2		–3	11
Translation differences for the year	46	232		278	293
Closing balance, Dec. 31	1,016	5,025		6,041	4,340
Planned residual value, Dec. 31	1,928	2,700	280	4,908	15,225
Planned residual value, Jan. 1	1,963	2,741	178	4,882	11,699
Assets owned under finance leases					
Planned residual value, Dec. 31	10	31		41	43
Planned residual value, Jan. 1	3	10		13	–

Note 12, continued	Group 2000	Group 1999	Parent Company 2000	Parent Company 1999
Planned residual value				
Buildings and land	1,928	1,963	6	6
Machinery and other technical plant	2,050	2,137	–	–
Equipment, etc.	650	604	8	6
Construction in progress and advances	280	178	–	–
Other tangible assets	4,908	4,882	14	12
Rental equipment	15,225	11,699	–	–
	20,133	16,581	14	12
Tax assessment value, buildings and land	160	183	5	5

The tax assessment values reported for the Group pertain exclusively to buildings and land in Sweden. The planned residual value of these is 190 (194).

The leasing costs for assets under operating leases, such as rented premises, machinery, and major computer and office equipment are reported among operating expenses and amounted to 641 (418). Future payments for non-cancelable leasing contracts amounted to 2,606 (1,729). Future payments for non-cancelable leasing contracts fall due as follows:

2001	681
2002–2005	1,531
2006 or later	394
Total	2,606

Parent Company	Buildings and land	Equip-ment, etc.	Total
Accumulated cost			
Opening balance, Jan. 1	7	19	26
Investments	–	5	5
Divestment and disposal	–	–8	–8
Closing balance, Dec. 31	7	16	23
Accumulated depreciation according to plan			
Opening balance, Jan. 1	1	13	14
Depreciation for the year	–	3	3
Divestment and disposal	–	–8	–8
Closing balance, Dec. 31	1	8	9
Planned residual value, Dec. 31	6	8	14
Planned residual value, Jan. 1	6	6	12

13 Financial assets

		Group 2000	Group 1999	Parent Company 2000	Parent Company 1999
Shares in Group companies	Page 30			4,538	3,227
Receivables from Group companies				12,012	11,968
Shares and participations in associated companies	Note 14	105	120	8	11
Other long-term securities		23	6	17	3
Deferred tax receivables		1,794	1,814		
Other long-term receivables		202	181	47	90
		2,124	2,121	16,622	15,299

Shares in Group companies

	Parent Company
Accumulated cost	
Opening balance, Jan. 1	3,028
Capital increase in subsidiaries	1,318
Closing balance, Dec. 31	4,346
Accumulated write-ups	
Opening and closing balances	764
Accumulated write-downs	
Opening balance, Jan. 1	–565
Write-downs	–7
Closing balance, Dec. 31	–572
Book value, Dec. 31	4,538

14 Shares and participations in associated companies

	Number of shares	Percentage of capital	Adjusted equity	Book value
Owned by Parent Company				
AVC Intressenter AB, 556506-8789, Gothenburg, Sweden	6,750,250	50	8	8
Owned by subsidiaries				
Atlas Copco Changchun Electric Power Tool Ltd., Changchun, China		25	0	
Atlas Copco-CLLS Tools Co. Ltd., Hong Kong, China		30	4	
Atlas Copco-Diethelm Ltd., Bangkok, Thailand		49	21	
FORTU BAT Batterien GmbH, Pfinztal, Germany		25	12	
NEAC Compressor Service USA Inc., Franklin, PA		50	0	
Pneumatic Equipment Corp, Makati City, Philippines		30	0	
Shenzhen Nectar Engineering & Equipment Co. Ltd., Shenzhen, China		25	0	
Toku-Hanbai KK, Fukuoka, Japan		50	60	
			105	

	Group	Parent Company
Accumulated capital participation/ purchase cost		
Opening balance, Jan. 1	120	72
Investment	11	
Dividends	–26	
Loss for the year	–3	
Translation differences for the year	3	
Closing balance, Dec. 31	105	72
Accumulated write-downs		
Opening balance, Jan. 1		–61
Write-down for the year		–3
Closing balance, Dec. 31		–64
Book value, Dec. 31	105	8

Dividends from associated companies totaled 26 (2). The Group's share in the shareholders' equity and untaxed reserves of associated companies, less deferred tax, equaled 105 (120) at year end.

15 Inventories

	Group 2000	1999
Raw materials	116	148
Work in progress	871	772
Semi-finished goods	1,525	1,380
Finished goods	3,357	3,034
Advances to suppliers	12	14
	5,881	5,348

16 Current receivables

	Group 2000	Group 1999	Parent Company 2000	Parent Company 1999
Trade receivables	9,778	7,955	3	–
Receivable from Group companies			21,648	18,526
Tax receivables	210	250	–	68
Other receivables	814	701	16	28
Prepaid expenses and accrued income	719	557	393	151
	11,521	9,463	22,060	18,773

Prepaid expenses and accrued income include items such as rent, insurance premiums, and commissions.

17 Investments, cash and bank

	Group 2000	Group 1999	Parent Company 2000	Parent Company 1999
Investments				
Government bonds	296	242	10	11
Cash and bank	941	1,044	12	330
Total	1,237	1,286	22	341

The Parent Company's guaranteed, but unutilized, credit lines equaled 14,300. Subsidiaries had been granted but had not utilized overdraft facilities equaling 2,539.

18 Shareholders' equity

Group	Share capital	Restricted reserves	Retained earnings
Opening balance, Jan. 1	1,048	9,815	10,022
Dividend to shareholders			–996
Statute-barred dividend			0
Transfers between restricted equity and retained earnings		669	–669
Translation differences for the year			1,169
Profit for the year			2,924
Closing balance, Dec. 31	1,048	10,484	12,450

Group shareholders' equity has been affected by translation differences arising from the application of the current-rate method. The accumulated translation difference in equity since beginning of 1992 amounts to 2,243 (1,074).

Accumulated foreign currency translation differences	2000
Opening balance, Jan. 1	1,074
Translation differences for the year	978
Equity hedging	192
Realized on sale of subsidiaries	–1
Total translation difference for the year	1,169
Closing balance, Dec. 31	2,243

Parent Company	Share capital	Share premium reserve	Legal reserve	Retained earnings
Opening balance, Jan. 1	1,048	3,994	1,737	4,018
Dividend to shareholders				–996
Statute-barred dividend				0
Profit for the year				1,673
Closing balance, Dec. 31	1,048	3,994	1,737	4,695

The Atlas Copco Group's retained earnings are defined as follows: Parent Company's retained earnings plus the Group's share in each subsidiary's retained earnings, to the extent that they can be distributed without writing down the shares in the subsidiary.

This amount has been reduced by deducting the Group's share in the accumulated losses and other reductions of capital in subsidiaries to the extent that these amounts have not affected share values in the Parent Company's accounts. Internal profit eliminated in the consolidated balance sheet has also been charged against the Group's retained earnings.

Of the Group's retained earnings, 32 will be transferred to restricted reserves based on the proposals of the board of directors in each company.

Any evaluation of the Atlas Copco Group's retained earnings and net profit for the year should take into account that a substantial portion is earned by companies outside Sweden and that in certain cases profits transferred to the Parent Company are subject to taxation or restrictions.

19 Untaxed reserves

The breakdown of untaxed reserves reported in the Parent Company Balance Sheet is shown below. Untaxed reserves are eliminated in the consolidated accounts as described in Accounting principles, page 15. Of the Parent Company's total untaxed reserves of 1,441, deferred tax accounts for 403, reported in the consolidated accounts.

	Parent Company	
	2000	1999
Additional tax depreciation equipment, etc.	–	1
Tax allocation reserve	1,316	1,229
Foreign exchange reserve	125	166
Tax equalization reserve	–	57
	1,441	1,453

Provisions have been made to the tax allocation reserve as shown below:

	2000
1995	253
1996	261
1997	144
1998	177
1999	154
2000	327
	1,316

20 Provisions for pensions and similar commitments

	Group		Parent Company	
	2000	1999	2000	1999
Swedish companies				
FPG/PRI-pensions	39	18	3	2
Other pensions	47	48	38	41
Companies outside Sweden	1,435	1,384		
	1,521	1,450	41	43

Pension liabilities and pension expenses for the year are calculated by Atlas Copco Group companies according to local rules and regulations. To the extent these rules and regulations allow irrevocable pension obligations not to be reported as costs as pension rights accrue, adjustments have been made in the consolidated accounts. A certain portion of the pension costs for the year is reported as an interest expense, Note 6. Accordingly, the item Provision for pensions is reported among interest-bearing provisions.

The majority of the Group's pension obligations are in Sweden, Germany, the U.S., and Belgium. In addition to the statutory pension fees paid to government authorities, there are also costs for supplementary pension benefits based on individual or collective agreements between employer and employee representatives.

In Sweden, salaried employees' pension plans are administered by the Pensions Registration Institute (FPG/PRI).

The amount for foreign companies includes 276 (249) for health care benefits. The Atlas Copco Group applies U.S. standards in accordance with FAS 106 (Employer's accounting for post-retirement benefits other than pensions) for medical care costs for retired employees, resulting in the present value of future health care benefits reported as a provision in the balance sheet.

21 Other provisions

	Group		Parent Company	
	2000	1999	2000	1999
Provisions for product warranty	363	310		
Other provisions	721	533	10	–
	1,084	843	10	–

22 Long-term liabilities to credit institutions

The Parent Company's long-term interest-bearing liabilities are reported in the balance sheet as a compound item; the breakdown into individual items is as follows:

	Parent Company	
	2000	1999
Liabilities to credit institutions, etc.	11,937	10,938
Liabilities to Group companies	–	89
Total interest-bearing liabilities	11,937	11,027

The Group's long-term liabilities to credit institutions and others are as follows:

	2000	1999
Parent Company		
Bond loan USD 375.0 m.	3,569	3,192
Bond loan USD 400.0 m.	3,806	3,405
Promissory notes USD 200.0 m.	1,903	2,298
Promissory notes SEK m.	53	53
Available under "SEK 5,000 m. Medium Term Note Program"		
Outstanding EUR 65.0 m.	576	556
SEK 2,030 m.	2,030	2,030
Less: current portion	–	–596
The Parent Company's loan liabilities	11,937	10,938
Subsidiaries		
Finance leasing contracts	67	13
Other long-term loans	18	26
Less: current portion	–23	–8
Group loan liabilities	11,999	10,969

The future maturities of loan liabilities are as follows, translated at the exchange rates prevailing at December 31, 2000.

	Group	Parent Company
2001	23	–
2002	1,956	1,903
2003	57	53
2004	2,475	2,473
2005	0	0
2006 and later	7,511	7,508
	12,022	11,937

Atlas Copco has currently a long-term debt rating of A-/A3. Group loan liabilities include liabilities under finance leasing contracts as follows:

Future minimum base payments	73
Future finance charges	–6
Present value of lease liabilities	67

Future payments will fall due as follows:

Group	
2001	6
2002–2005	61
	67

23 Current liabilities to credit institutions

	Group		Parent Company	
	2000	1999	2000	1999
Liabilities to credit institutions, etc.	9,964	7,588	9,316	7,176
Current portion of long-term liabilities	23	604	–	596
Liabilities to Group companies			3,192	2,319
Total interest-bearing liabilities	9,987	8,192	12,508	10,091

The Group's current loan liabilities to credit institutions and others are as follows:

	2000	1999
Parent Company		
Available under		
"USD 200 m. Euro Commercial Paper Program"		
Outstanding USD 130.7 m.	1,244	944
EUR 58.3 m.	516	684
Available under		
"USD 1,000 m. U.S. Commercial Paper Program"		
Outstanding USD 207.6 m.	1,976	2,330
Available under		
"BEF 10,000 m. Treasury Note Program"		
Outstanding EUR 204.8 m.	1,814	1,662
USD (3.9) m.	–	33
Available under		
"SEK 2,000 m. Commercial Paper Program"	1,966	396
Available under		
"SEK 5,000 m. Medium Term Note Program"	1,800	744
Other short-term loans and promissory notes	–	383
The Parent Company's loan liabilities	9,316	7,176
Subsidiaries	648	412
Group loan liabilities	9,964	7,588

The Atlas Copco Group's short-term and long-term loans are distributed among the following currencies. The table also reflects the effect of derivatives at year end.

Currency	Amount m.	SEK m.	2000 %	1999 %
USD	2,269	21,599	98	98
CAD	22	142	1	0
HKD	51	62	0	0
ITL	386	61	0	1
FRF	12	16	0	0
Others		106	1	1
		21,986	100	100

Atlas Copco AB has commercial paper programs for short-term borrowing in the U.S., Sweden and in other European countries, with a combined volume of about USD 1,600 m., corresponding to SEK 15,600 m. These programs have a K1 rating in Sweden and an A2/P2/F1 rating internationally.

24 Operating liabilities

	Group		Parent Company	
	2000	1999	2000	1999
Advances from customers	303	307	–	–
Accounts payable	2,944	2,426	7	59
Notes payable	81	58	–	–
Income tax liability	599	313	128	–
Other operating liabilities	2,088	1,613	2	6
Accrued expenses and prepaid income	3,357	3,037	1,170	949
Total non-interest-bearing liabilities	9,372	7,754	1,307	1,014

Accrued expenses and prepaid income include items such as social costs, vacation pay liability, commissions and accrued interest.

25 Assets pledged and contingent liabilities

	Group		Parent Company	
	2000	1999	2000	1999
Assets pledged for debts to credit institutions				
Real estate mortgages	8	8	–	–
Chattel mortgages	36	66	–	–
Receivables	35	132	–	–
	79	206	–	–
Contingent liabilities				
Notes discounted	70	68	–	–
Sureties and other contingent liabilities	1,498	1,407	492	495
	1,568	1,475	492	495

Sureties and other contingent liabilities include bank and commercial guarantees as well as performance bonds. Of the contingent liabilities reported in the Parent Company, 475 (464) relates to contingent liabilities on behalf of subsidiaries.

Goodwill

26 Value added and stakeholders

Value added corresponds to the Group's total revenues, 46,527 less costs for the purchase of raw materials, finished and semi-finished goods and services, 25,248. The resulting figure is a measure of the company's productive contribution, that is, the value added through processing and other activities.

In 2000, the value added amounted to 21,279 (16,193), an increase of approximately 31 percent, while value added per employee increased approximately 21 percent.

Distribution of value added:

	2000		1999	
	SEK m.	%	SEK m.	%
Wages and salaries	8,792	41	7,089	44
Social costs	2,113	10	2,018	12
Depreciation and amortization	3,982	19	2,616	16
Capital costs	1,703	8	1,058	7
Corporate and municipal taxes	1,723	8	1,137	7
Dividends paid	1,007	5	832	5
Retained in business	1,959	9	1,443	9
Value added	21,279	100	16,193	100
Value added per employee, SEK thousands	806		668	

The value added is distributed among stakeholders, that is, employees, creditors, the government, municipalities, and shareholders. Remaining funds are retained in the Company to cover the cost of wear on plant and equipment (depreciation) and to provide for continued expansion of operations (retained in the business).

An estimated useful life of 40 years is used by the Group for the amortization of goodwill arising from the acquisitions of companies in the U.S.; Milwaukee Electric Tool Corporation in 1995 with goodwill of USD 440 m., Prime Service, Inc. in 1997 with goodwill of USD 835 m. and Rental Service Corporation in 1999 with goodwill of USD 868 m.

The current standard dealing with goodwill issued by the Swedish Financial Accounting Standards Council (RR 1:96) requires goodwill to be amortized over a maximum period of 20 years. However, the application of a 40 year estimated useful economic life does not conflict with the legislation now in effect nor does it represent a breach of the contract with the OM Stockholm Exchange.

Atlas Copco's strategic acquisitions involve the three large American companies mentioned above with operations and sales almost exclusively in the U.S. These companies generate large operating cash flows and derive ongoing operating benefits from strong brand names and extensive customer lists. These factors are strong indicators of an estimated useful life longer than 20 years.

Competitive factors also justify the application of an amortization period in excess of 20 years. Atlas Copco needs to be in the same position as other parties in calculating the economic consequences of purchase accounting and the subsequent financial reporting of the acquisition. Profitable companies with good growth opportunities command a price in the market that commonly exceeds reported shareholders' equity. Consequently, the accounting for goodwill is important to the Group.

Since Atlas Copco is an international group with 98 percent of its sales outside Sweden – a country where there are no similar competitors to the three companies acquired – it is important its financial reporting is comparable on an international basis. It is, therefore, necessary that Atlas Copco and other Swedish companies in similar situations can apply accounting standards comparable to foreign competitors.

Due to current developments in accounting standards, it is difficult to determine which accounting method results in internationally comparable financial statements. National and international accounting recommendations and standards dealing with goodwill amortization have recently been revised or are in the process of being revised.

The International Accounting Standards Committee (IASC) issued a revised standard IAS 22 (1998) which became effective for financial statements covering periods beginning on or after July 1, 1999. Under this standard there is a rebuttable presumption that the useful life of goodwill should not exceed 20 years from initial recognition. The standard also recognizes that there may be cases where it is evident that the useful life is longer. In these cases, the presumption that the useful life of goodwill will not exceed twenty years is rebutted and goodwill is amortized over the best estimate of its useful life. As a consequence of IAS 22 the Swedish Financial Accounting Standards Council has revised its recommendation. The revised Swedish recommendation (RR1:00) agrees in all material aspects to the IASC standard and becomes effective for periods beginning on or after January 1, 2002.

Future developments

Certain international accounting standard setters have determined the need for a global harmonization particularly in the accounting for business combinations and resulting goodwill and other purchased intangible assets. The IASC has established a Steering Committee that has been charged with considering what changes to IAS 22 are needed.

The United States Financial Accounting Standards Board (FASB) has considered the various issues arising from its review of this area and, among other things, proposed that goodwill and acquired intangible assets with an indefinite useful economic life should not be amortized. Instead such assets should be reviewed for impairment with a loss being recognized whenever the fair value is less than the carrying amount. Tentatively it has been concluded that the new provisions should apply also to goodwill and intangible assets arising from acquisitions completed before the issuance date of the final standard. A revised limited Exposure Draft was issued on February 14, 2001, and the Board plans to issue a final version incorporating its decisions on the accounting for goodwill and other purchased intangible assets in June 2001.

The IASC Steering Committee has been developing an IASC Discussion Paper and, most likely, the new IASC board that was elected on January 25, 2001, will continue work on the issues involved. It can be expected that the new IASC Board will establish a close relationship with FASB and that the current IASC project will result in a revised IAS 22.

It is probable that FASB and IAS standards dealing with the accounting for goodwill will be harmonized particularly in light of the EU initiative planning to require that all publicly listed EU companies should prepare consolidated financial statements in accordance with IAS effective for years beginning on or after January 1, 2005.

Accounting in Atlas Copco

As it is difficult to predict when and to what extent the accounting for goodwill will be harmonized, Atlas Copco has decided that, in the 2000 Financial Statements, goodwill arising from the major strategic acquisitions will continue to be amortized as before, i.e. over 40 years. Pending the international harmonization of the standards, Atlas Copco considers adherence to its previous estimate of useful life and amortization period to be the best method to achieve comparable financial reporting on an international basis.

The following illustrates the effect of amortization using an estimated useful life of 20 years as compared to 40 years on current earnings, earnings per share and equity/assets ratio.

Condensed Income Statement 2000 SEK m.

Amortization period	20 years	40 years
Revenues	46,527	46,527
Operating expense	–40,664	–40,135
Operating profit	5,863	6,392
– as percentage of revenues	12.6	13.7
Profit after financial items	4,160	4,689
– as percentage of revenues	8.9	10.1
Profit for the year	2,395	2,924
Earnings per share, SEK	11.43	13.95
Equity/assets ratio, percent	37.5	39.2

Shares and Participations

December 2000

	Number of shares	Per-cent held[1]	Book value
Directly owned product companies			
Atlas Copco Rock Drills AB, 556077-9018, Örebro	1,000,000	100	200
Atlas Copco Craelius AB, 556041-2149, Märsta	200,000	100	20
Uniroc AB, 556001-9019, Fagersta	2,325,000	100	112
Secoroc AB, 556373-8896, Fagersta		100	
Atlas Copco Berema AB, 556069-7228, Nacka	60,000	100	100
Atlas Copco Tools AB, 556044-9893, Nacka	100,000	100	20
Directly owned sales companies			
Atlas Copco CMT Sweden AB, 556100-1453, Nacka	103,000	100	10
Atlas Copco Iran AB, 556155-2760, Nacka	3,500	100	0
Atlas Copco Compressor AB, 556155-2794, Nacka	60,000	100	10
Agartson Agentur och Förvaltnings AB, 556267-1403, Järfälla		100	
Hamrin Adsorptions- och Filterteknik AB, 556145-4017, Järfälla		100	
Atlas Copco Ges.m.b.H., Vienna	45,000	100	13
Atlas Copco Brasil Ltda., Sao Paulo	22,909,088	100	65
Atlas Copco Argentina S.A.C.I., Buenos Aires	157	0[2]	0
Atlas Copco Tools spol s. r. o., Prague	500	100	0
Atlas Copco Chilena S.A.C., Santiago de Chile	24,998	100	6
Atlas Copco (Cyprus) Ltd., Nicosia	99,998	100	0
Atlas Copco Kompressorteknik A/S, Copenhagen	4,000	100	2
Atlas Copco (India) Ltd., Mumbai	3,254,000	45	11
Chicago Pneumatic India Ltd., Mumbai	335,000	5[3]	5
Atlas Copco KK, Tokyo	375,001	100	23
Atlas Copco Kenya Ltd., Nairobi	14,999	100	0
Atlas Copco (Malaysia), Sdn. Bhd., Kuala Lumpur	700,000	70	2
Atlas Copco Maroc SA., Casablanca	3,852	96	1
Atlas Copco (Philippines) Inc., Paranaque	121,995	100	3
Soc. Atlas Copco de Portugal Lda., Lisbon	1	100	22
Atlas Copco (South-East Asia) Pte. Ltd., Singapore	2,500,000	100	8
Atlas Copco (Schweiz) AG, Studen/Biel	7,996	100	12
Atlas Copco Venezuela S.A., Caracas	37,920	100	14
Directly owned holding companies and subsidiaries			
Oy Atlas Copco Ab, Vantaa	150	100	30
Oy Atlas Copco Kompressorit Ab, Masala		100	
Oy Atlas Copco Louhintatekniikka Ab, Masala		100	
Oy Atlas Copco Tools Ab, Masala		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco France Holding S.A., St. Ouen l'Aumône	329,994	100	192
Compresseurs Mauguière S.A., Offemont		100	
Atlas Copco Compresseurs S.A., St. Ouen l'Aumône		100	
Atlas Copco Applications Industrielles S.A., St. Ouen l'Aumône		100	
Atlas Copco Forage et Démolition S.A., St. Ouen l'Aumône		100	
Ets. Georges Renault S.A., Nantes		100	
Desoutter S.A., Nanterre		100	
Compresseurs Worthington-Creyssensac S.A., Meru		100	
Atlas Copco Crépelle S.A., Lille		100	
Atlas Copco Holding GmbH, Essen	1	99[2]	220
Atlas Copco Energas GmbH, Cologne		100	
Atlas Copco MCT GmbH, Essen		100	
Atlas Copco Tools GmbH, Essen		100	
Atlas Copco Kompressoren GmbH, Essen		100	
Desoutter GmbH, Hochstadt		100	
IRMER+ELZE Kompressoren GmbH, Bad Oyenhausen		100	
Atlas Copco Elektrowerkzeuge GmbH, Essen		100	
Atlas Copco Electric Tools GmbH, Winnenden		100	
Chicago Pneumatic Tool GmbH, Geisenheim		100	
Mark Kompressoren GmbH, Geretsried		100	
Atlas Copco EAC GmbH, Essen		100	
Atlas Copco UK Holdings Ltd., Hemel Hempstead	28,623,665	100	294
Atlas Copco Compressors Ltd., Hemel Hempstead		100	
Atlas Copco Construction & Mining Ltd., Hemel Hempstead		100	
Atlas Copco Tools Ltd., Hemel Hempstead		100	
Worthington-Creyssensac Air Compressors Products Ltd., Gravesend		100	
Atlas Copco International Holdings Ltd., Hemel Hempstead		100	
Atlas Copco (Ireland) Ltd., Dublin		100	
Desoutter Brothers (Holdings) PLC, Hemel Hempstead		100	
Desoutter Ltd., Hemel Hempstead		100	
Desoutter Sales Ltd., Hemel Hempstead		100	
Atlas Copco Beheer b.v., Zwijndrecht	15,712	100	604
Atlas Copco Airpower n.v., Wilrijk		100	
Atlas Copco Coordination Center n.v., Wilrijk	1	0[2]	0
Atlas Copco Compressor International n.v., Wilrijk		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco Kompresory s.r.o., Prague		100	
Atlas Copco Kompresor Spolka, zo.o., Warsaw		100	
Atlas Copco Kompresszor Kft., Budapest		100	
Atlas Copco Mfg. Korea Co. Ltd, Seoul		100	
Atlas Copco Makinalari Imalat A.S., Istanbul	2,548,020	11[4]	0
Atlas Copco Rental Europe n.v., Rumst		100	
Atlas Copco S.A.E., Madrid		100	
Worthington Internacional Compresores S.A., Madrid		100	
Desoutter S.A., Madrid		100	
Atlas Copco Internationaal b.v., Zwijndrecht		100	
Atlas Copco Australia Pty Ltd., Blacktown		100	
Secoroc Australia Pty Ltd., Gateshead		100	
Atlas Copco (NZ) Ltd., Lower Hut		100	
Atlas Copco Belgium n.v., Overijse		100	
Abird Holding n.v., Rotterdam		100	
Power Tools Distribution n.v., Hoeselt	1	0[2]	0
Atlas Copco Tools Europe n.v., Overijse		100	
Atlas Copco ASAP n.v., Wilrijk		100	
Tool Technics n.v., Limburg		100	
Atlas Copco Colombia Ltda., Bogota		100	
Atlas Copco Equipment Egypt SAE, Cairo		80	
Atlas Copco Hellas AE, Rentis		100	
Atlas Copco (China) Investment Co Ltd., Shanghai		100	
Nanjing Atlas Copco Construction Machinery Ltd, Nanjing		92	
Wuxi-Atlas Copco Compressor Co. Ltd., Wuxi		92	
Atlas Copco (Shanghai) Trading Co. Ltd., Shanghai		100	
Atlas Copco China/Hong Kong Ltd., Kowloon		100	
PT Atlas Copco Indonesia, Jakarta		80	
Atlas Copco Italia S.p.A., Milano		100	
Ceccato Aria Compressa S.p.A., Vicenza		100	
Worthington Aria Compressa S.p.A., Milano		100	
Desoutter Italiana S.r.l., Milano		100	
Inversora Capricornio S.A. de C.V., Tlalnepantla		100	
Atlas Copco Mexicana S.A. de C.V., Tlalnepantla		100	
Prime Equipment S.A. de CV, Monterrey		100	
Atlas Copco Nederland b.v., Zwijndrecht		100	
Atlas Copco Canada Inc., Dorval		100	
Atlas Copco Peruana S.A., Lima		100	
Atlas Copco Boliviana S.A., La Paz		100	
ZAO Atlas Copco, Moscow		100	
Atlas Copco Holdings South Africa (Pty) Ltd., Benoni		100	
Atlas Copco South Africa (Pty) Ltd., Benoni		100	
Interoc (Pty) Ltd., Springs		100	
Secoroc (Pty) Ltd., Springs		100	
Desoutter (S.A.) (Pty) Ltd., Sandton		100	
Alliance Tools SA (Pty) Ltd., Springs		100	
Atlas Copco (Botswana) (Pty) Ltd., Gaborone		100	
Atlas Copco Namibia (Pty) Ltd., Windhoek		100	
Atlas Copco Taiwan Ltd., Taipei		100	
Atlas Copco Ghana Ltd., Accra		100	
Atlas Copco (Zambia) Ltd., Ndola		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco Zimbabwe (Private) Ltd., Harare		100	
Atlas Copco A/S, Langhus	4,498	100	32
Atlas Copco Kompressorteknikk A/S, Langhus		100	
Atlas Copco Anlegg- og Gruveteknikk A/S, Langhus		100	
Berema A/S, Langhus		100	
Atlas Copco Tools A/S, Langhus		100	
Atlas Copco North America Inc., Pine Brook, NJ	35,506	40[2]	2,099
Atlas Copco North America Finance LLC, Pine Brook, NJ		100	
Atlas Copco Raise Boring Inc., Portland, OR		100	
Atlas Copco Construction Tools Inc., Norwalk, MA		100	
Atlas Copco Comptec Inc., Voorheesville, NY		100	
Atlas Copco Compressors Inc., Holyoke, MA		100	
Atlas Copco Tools Inc., Farmington Hills, MI		100	
Atlas Copco Roctec Inc., Denver, CO		100	
Atlas Copco Assembly Systems Inc., Sterling Heights, MI		100	
Uniroc, Inc., Commerce City, CO		100	
Atlas Copco Wagner Inc., Portland, OR		100	
Chicago Pneumatic Tool Company, Rock Hill, SC		100	
Chicago Pneumatic International Inc. Rock Hill, SC		100	
Chicago Pneumatic Tool Company Canada Ltd., Toronto		100	
Esstar Inc., Pine Brook, NJ		100	
Esstar Industries Inc., Pine Brook, NJ		100	
Milwaukee Electric Tool Corporation, Brookfield, WI		100	
Prime Service, Inc., Houston, TX		100	
Prime Equipment Company, Houston, TX		100	
Rental Service Corporation, Scottsdale, AZ		100	
Rental Service Corporation, USA Ltd., Scottsdale, AZ		100	
Rental Service Corporation, Canada, Ltd., Calgary		100	
Other directly owned subsidiaries			
Atlas Copco Construction & Mining Technique AB, 556277-9537, Nacka	700,500	100	356
Industria Försäkrings AB, 516401-7930, Nacka	50,000	100	5
Atlas Copco Customer Credit AB, 556109-9150, Nacka	45,000	100	5
Atlas Copco Reinsurance S.A., Luxemburg	4,999	100	8
Robbins Europe AB, 556062-0212, Nacka	95,000	100	11
25 dormant companies		100	23
TOTAL BOOK VALUE			**4,538**

1) Percentage of number of shares equal to percentage of votes

2) Percent held refers to Atlas Copco AB, remaining holding owned by other Group companies

3) Percent held refers to Atlas Copco AB, 51 percent owned by other companies within the Group.

4) Percent held refers to Atlas Copco AB, 88 percent owned by other companies within the Group

Financial Exposure

In line with its overall targets for growth, operating margin, and return on capital, the objective of Atlas Copco's financial risk policy is to minimize the financial risks to which the Group is exposed. The policy is designed to create stable conditions for the business operations of the divisions and contribute to steady growth in shareholders' equity and dividend, while protecting the interests of creditors.

Currency risk

Changes in exchange rates affect Group earnings and equity in various ways:

- Group earnings – when revenues from sales and costs for production are denominated in different currencies (transaction risk).
- Group earnings – when earnings of foreign subsidiaries are translated into SEK (translation risk).
- Group shareholders' equity – when the net assets of foreign subsidiaries are translated into SEK (translation risk).

Transaction risk

The Group's net cash flows in foreign currency give rise to transaction risks which correspond to a value of approximately SEK 6,500 m. annually. The largest surplus currencies, i.e. those in which revenues exceed costs, and the deficit currencies, are shown in graph 1.

According to policy, such foreign currency flows must be hedged by each division against sudden currency fluctuations but only for the period estimated necessary to adjust prices and/or costs to the new exchange rates. These periods vary among the divisions and average 3–4 months for the Group.

This hedging of currencies, for which forward contracts are normally used, is aimed at securing calculated gross margins and not maximizing them through trading. In addition to the described general currency hedging, Group management has initiated certain currency hedging for somewhat longer periods, which currently have terms ending in December 2001. In this case, option strategies are used. The amount of outstanding hedges including options as at December 31, 2000, are also shown in graph 1.

Given the development of exchange rates and the Group's transaction exposure during year 2000, hedging activity had an estimated negative impact on profit after financial items of less than 2 percent.

If all outstanding hedges of cash flows would have been closed on December 31, 2000, the net pre-tax effect on Group earnings would have been a positive SEK 13 m.

Translation risk

The risk policy states that the translation effect of currency changes on the Group's equity, expressed in SEK, shall be reduced by matching the currency of loans with the currency of the net assets, which corresponds to the value of net investment in foreign entities. Current policy stipulates that derivative contracts such as forwards, swaps and options shall not

Graph 1
Estimated Annual Transaction Exposure
(in the most important currencies)


SEK billion
6
4
2
0
–2
–4
–6
USD
CAD
AUD
HKD
EUR
SEK
Transaction exposure
Outstanding outright contracts
Outstanding options

Graph 2
Net Assets
in Foreign Currency


SEK billion
14
12
10
8
6
4
2
0
USD
EUR
GBP
OTHER

Graph 3
Translation Effect
on Earnings before Tax


Change in exchange rate SEK, %
8.0
6.0
4.0
2.0
0
–2.0
–4.0
Change in earnings SEK m.
+150 +100 +50 0 –50 –100 –150

be used for this hedging purpose, since derivative contracts give rise to cash flow risks at roll-over dates.

The percentage of foreign equity to be effectively hedged against the SEK will vary depending on the borrowing requirements. As per December 31, 2000, approximately 18.2 percent was hedged, and consisted of primarily USD vs. SEK hedges.

The value of the equity of foreign subsidiaries at year-end 2000 corresponded to approximately SEK 14,600 m. and is shown in graph 2, distributed by main currencies.

Graph 3 shows the approximate currency translation effects on Group earnings for the year when the earnings of foreign subsidiaries are translated to SEK.

Interest-rate risk

Atlas Copco's net interest items are affected by changes in market interest rates. The rate with which a permanent change in the interest rate levels can have an impact on net interest income or expense is dependent on the duration of the fixed interest periods on loans and investments. According to the financial risk policy, the average interest-rate period for loans shall not exceed three years and not be less than three months. Deposits with fixed interest shall not exceed 12 months. At the time of printing this report in February 2001, the average interest-rate period was approximately 2 years for loans and less than one month for investments.

Derivative instruments are used actively to control interest-rate exposure, for example, by extending or reducing the average interest-rate period without replacing the underlying loan or deposit.

Funding risk

Atlas Copco's financial policy states there should always be sufficient funds in cash and committed credit facilities to cover expected requirements for the next 12 months. Currently the Group has committed unutilized credit facilities of SEK 14,300 m. A substantial portion of the total debt shall always be long-term. The aim is to have an amount corresponding to all fixed assets covered by equity and interest-bearing debt with longer maturity than five years, including pension liabilities.

Atlas Copco Internal Bank

In the area of financing and financial risk management centralized management for an international Group like Atlas Copco provides clear and obvious advantages. The Atlas Copco Internal Bank was developed to ensure that these benefits remain in the Group, while recognizing the decentralized operating structure of the Group.

The Internal Bank's mission is to serve the subsidiaries within the Group with loans, deposits, foreign exchange, and trade finance transactions. Transactions between the Internal Bank and the Group companies are carried out at market rates and conditions.

The Internal Bank also manages the intercompany netting system and cash pooling within the Group. It is also the only entity that can take active risk positions in the currency, money and bond markets. This trading activity is governed by a risk mandate from the Board of Directors and the Internal Bank has provided a steady contribution to the Group's result since its creation.

Exchange rates

		Currency	Year end rate		Average rate	
Country	Value	code	2000	1999	2000	1999
Australia	1	AUD	5.28	5.56	5.32	5.31
Austria	100	ATS	64.36	62.13	61.67	64.20
Belgium	100	BEF	21.96	21.19	21.04	21.90
Canada	1	CAD	6.34	5.86	6.18	5.56
European Monetary Union	1	EUR	8.86	8.55	8.49	8.84
France	100	FRF	135.02	130.32	129.37	134.68
Germany	100	DEM	452.84	437.08	433.90	451.70
Great Britain	1	GBP	14.21	13.76	13.93	13.40
Hong Kong	100	HKD	122.00	109.50	117.70	106.70
India	100	INR	20.40	19.60	20.40	19.20
Italy	100	ITL	0.457	0.441	0.438	0.456
Japan	100	JPY	8.28	8.33	8.51	7.34
Luxembourg	100	LUF	21.96	21.19	21.04	21.90
The Netherlands	100	NLG	401.90	387.92	385.09	400.89
Norway	100	NOK	107.10	105.90	104.60	106.00
Singapore	1	SGD	5.49	5.11	5.32	4.89
South Korea	100	KRW	0.752	0.751	0.806	0.697
Spain	100	ESP	5.32	5.14	5.10	5.31
Switzerland	100	CHF	581.30	532.40	544.10	551.80
U.S.	1	USD	9.52	8.51	9.18	8.28
Atlas Copco's currency index for transaction exposure			100.8	96.8	100.0	94.6

(A higher index indicates a positive effect on Group earnings.)

Based on the value of payment flows (transaction exposure see graph 1) in various currencies, Atlas Copco applies a weighted currency index, in which the average rate for 2000 is the base period. The index shows how earnings are affected by changes in exchange rates. With the current flows and prevailing exchange rates, each percentage point represents a gross impact – before any hedging or adjustment measures – of SEK 90–100 m. on annual earnings before tax.

U.S. and International Accounting Standards

The Group prepares its financial statements in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Swedish GAAP differs in certain significant respects from accounting principles generally accepted in the United States (US GAAP) and International Accounting Standards (IAS) adopted by the International Accounting Standards Committee. The following sections include information of certain significant differences for standards currently in effect between US GAAP and Swedish GAAP, and IAS and Swedish GAAP, which management believes is relevant to the Group.

US GAAP

Capitalization of interest

According to Swedish GAAP, the interest on external financing of assets constructed or otherwise produced for own use may be expensed. US GAAP requires that interest must be capitalized for certain qualifying assets if certain conditions are met as part of the historical cost of acquiring and making ready for their intended use.

Foreign currency transactions

The Group uses forward exchange contracts to hedge certain future transactions based on forecasted volume. For Swedish GAAP purposes, unrealized gains and losses on such forward exchange contracts are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Under US GAAP, gains and losses on forward exchange contacts can be deferred only to the extent that the forward exchange contract is designated and is effective as a hedge of a firm commitment. Forward exchange contracts that exceed the amount of or that are not designated as hedges of firm commitments are marked to market under US GAAP and unrealized gains and losses are recorded in the income statement.

Pensions

Both Swedish and U.S. standards have the same objective which is the accruing for the projected cost of providing such pensions. There are certain differences with US GAAP being generally more prescriptive, requiring the use of the projected unit credit method; whereas under Swedish GAAP, the accrued benefit obligation is calculated. Other areas of differences include the actuarial assumptions, the treatment of actuarial gains and losses and plan changes. Provisions for pensions and related expenses for Atlas Copco's U.S. subsidiaries have been reported in the consolidated accounts in accordance with US GAAP.

Business combinations

Under Swedish GAAP, there are a number of criteria which determine whether a combination should be accounted for as a merger (pooling of interests). The criteria are designed to determine whether the business combination meets the conceptual definition of a merger.

The US GAAP criteria, although similar, are more prescriptive than those under Swedish GAAP. One of the criteria in US GAAP is that none of the merging companies may be a subsidiary of another company during the two years preceding the merger.

Income taxes

Atlas Copco reports deferred taxes on certain differences between financial reporting values and tax values. According to US GAAP, income taxes are accounted comprehensively under the liability method with deferred tax assets and liabilities being recognized on significantly all temporary differences between the bases of assets and liabilities as measured by tax and those reported in the financial statements. Valuation allowances are recognized for deferred tax assets if it is considered more likely than not that all or some portion of the deferred tax asset will not be recognized.

Goodwill and other intangibles

Generally Atlas Copco accounts for subsidiaries acquired by use of the purchase method which requires that goodwill arising on consolidation is capitalized and amortized on a straight-line basis over periods up to 40 years. Intangible assets are subject to an impairment test using discounted cash flows.

Under US GAAP, all long-lived assets including goodwill are subject to a specific impairment test using undiscounted cash flows.

Debt and marketable equity securities

Atlas Copco accounts for financial and other investments held for trading purposes at the lower of cost or market. Financial and other investments, that are to be held to maturity, are valued at amortized cost.

US GAAP requires that all debt and marketable equity securities be classified within one of the three following categories: "held-to-maturity", "trading", or "available for sale". Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities bought and held principally for the purpose of selling them in the near future are classified as trading securities and measured at fair value with the unrealized gains and losses included in net profit. Debt and marketable equity securities not classified as either held-to-maturity or trading are classified as available for sale and recorded at fair value with the unrealized gains and losses excluded from net profit and reported, net of applicable income taxes, as a separate component of shareholders' equity.

Translation of foreign currency financial statements in hyper-inflationary economies

For subsidiaries that operate in hyper-inflationary economies, primarily Latin America, the Group in consolidation re-measures the financial statements of the subsidiary as if USD was the functional currency.

Under US GAAP, the group would be required to translate the financial statements of subsidiaries that operate in hyper-inflationary economies as if the reporting currency, SEK, was the functional currency of the subsidiary.

Restructuring provisions

Under US GAAP, the recognition of restructuring cost is deferred until a commitment date is established, generally the date that management having the appropriate level of authority commits the company to the restructuring plan, identifies all significant actions, including the method of disposition and the expected date of completion, and in the case of employee termination, specifies the severance arrangements and communicates them to employees. The guidance under Swedish GAAP is not as prescriptive and in certain circumstances allow for earlier recognition.

Leases

Under Swedish GAAP, leases are reported in the consolidated financial statements as either finance or operating leases. A finance lease entails the transfer to the lessee, to a material extent, the economic risks and benefits generally associated with ownership. If this is not the case, the lease is reported as an operating lease and the lease payments are expensed as incurred.

The lease accounting rules under US GAAP are generally more prescriptive and would require leases that either transfer ownership, contain minimum payments in excess of 90 percent of fair market value of the leased asset, or the lease term is equal to or greater than 75 percent of the estimated economic life in the property, or contain a bargain purchase option are to be treated as a capital or finance lease.

Sale and leaseback

Under Swedish GAAP, capital gains from property sold are recognized at the time of sale even when an operating lease is signed with the new owner.

Under US GAAP, gains realized would be deferred over the duration of the lease contract.

Revaluation of assets

Under Swedish GAAP, properties may under certain circumstances be written up and reported at values in excess of the acquisition cost. Such revaluation of assets is not permitted in accordance with US GAAP.

International Accounting Standards (IAS)

Retirement benefits

Similarly to US GAAP, the actuarial methods and assumptions prescribed under IAS vary from Swedish GAAP with IAS also requiring the use of the projected unit credit method. Likewise actuarial assumptions and the treatment of actuarial gains and losses and plan changes may differ from Swedish GAAP.

Income taxes

In accordance with IAS, deferred tax is provided in respect of temporary differences which are differences between the accounting and tax measurement of assets and liabilities. Liabilities are provided in full and assets are recognized to the extent that it is probable that a future taxable profit will be available against which the deferred tax asset may be utilized.

Appropriation of Profit

Proposed distribution of profit

As shown in the balance sheet of Atlas Copco AB, the following funds are available for appropriation by the Annual General Meeting:

Unappropriated earnings		
from preceding year	SEK	3,022,243,341
Profit for the year	SEK	1,673,417,749
	SEK	4,695,661,090

The Board of Directors and the President propose that these earnings be appropriated as follow:

To the shareholders, a dividend		
of SEK 5.25 per share	SEK	1,100,411,466
To be retained in the business	SEK	3,595,249,624
	SEK	4,695,661,090

Nacka, February 12, 2001

Anders Scharp
Chairman

Jacob Wallenberg — Michael Treschow — Paul-Emmanuel Janssen

Hari Shankar Singhania — Sune Carlsson — Lennart Jeansson

Kurt Hellström — Ulla Litzén — Giulio Mazzalupi, *President and CEO*

Tore Hedberg — Bengt Lindgren — Lars-Erik Soting

Auditors' Report

To the General Meeting of the shareholders of Atlas Copco AB (publ), Corporate identity number 556014-2720

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Atlas Copco AB (publ) for the year 2000. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Nacka, February 23, 2001

Stefan Holmström
Authorized Public Accountant

Peter Markborn
Authorized Public Accountant





Through interaction, commitment, innovation and a continuous drive to improve the way we do things – we help our customers achieve results.





A Record Year with Strong Demand

The year 2000 was Atlas Copco's best year ever. Around the world, more than 26,000 committed employees worked in line with the strategy to produce the strong results. In addition, during the year the Internet became an essential tool in our way of doing business and being more productive.

In 2000, customer demand for our products was strong in all regions of the world. Demand in North America, Atlas Copco's largest market, remained high through most of the year. However, the demand weakened towards the end of the year, particularly pronounced for the construction industry and consumer-related products. Demand in Europe improved somewhat, although investment fell short of the level expected. Leaving the Asian crises behind, demand increased in this region, having an overall positive impact on sales, especially in China.

By industries, the construction industry is our largest customer segment by far. Despite a softening in that industry, demand remained robust, chiefly because of the outsourcing trend in the United States. Demand from the manufacturing industry developed positively in the year, with the automotive industry on a sustained high level. The level of investment in large machinery was high during the year.

I am proud of what the Group accomplished in 2000. We reinforced our leading position in the market and in some areas improved our competitive position.

2000 performance

Atlas Copco's revenues increased 28 percent in 2000, corresponding to a volume increase of 12 percent.

Operating profit reached SEK 6,392 m. (4,470), corresponding to a margin of 13.7 percent. Profit after financial items grew 37 percent to SEK 4,689 m. In 2000, the Group's return of capital employed was 15 percent (14).

The operating cash flow generated was SEK 1,276 m. in spite of the strong growth achieved during the year.

Build on innovations

Many innovative products were launched in 2000 to increase our customers' productivity, reduce their energy costs, and meet their increasing demands for less environmental impact throughout the life of the products. A number of minor strategic acquisitions were made, and the structures with which we support our operations were strengthened. We also improved our processes through the integration of Internet technologies, and established new, more efficient ways of working and interacting with our customers.

In 2000, *Compressor Technique* launched two major product ranges that were well received by the market. Large oil-injected compressors were introduced in the spring, and an extended, superior range of small and medium-sized oil-injected screw compressors was launched in the second half of the year.

Construction and Mining Technique made good progress because of investments made by the mining industry. In line with the use-of-products strategy, the diamond-bit manufacturer Hobic was acquired to further strengthen the exploration drilling business.

The number of new tools and accessories introduced by *Industrial Technique* reached a record level in 2000. Internet communication has been integrated in product systems to remotely monitor and control tightening tools, which are mainly used by the motor vehicle industry.

The *Rental Service* business area took essential steps to develop synergies, the most important being the merger of Prime Service and RSC, to better serve customers in the United States and to provide access to a larger rental fleet. During the year, 36 greenfield sites were opened and 57 stores were acquired.

Looking at our *support functions*, Atlas Copco ASAP, Europe, developed according to plan and now provides administrative services to the sales companies in the region – with better quality, delivery, and price than before. Integration of Internet technology in the company's activities from the start enabled it to have a more or less virtual organization of people co-located in different countries. With a similar concept, ISP, an innovative service provider, was established in 2000 to provide support to the Rental Service business area.

Internet-supported processes

One year ago, I said that the Internet would have a major influence on our way of doing business. Today, that is true for everyone. New Internet technologies are being integrated to support all of our business processes related to people, products, and customers. We have projects under way to digitalize purchasing, supply chains, and marketing and sales in our operations.

Integration of the Internet does not necessarily mean that we are changing our business principles. What it really means is that we can service our customers much better than before, giving them access to the knowledge and competence of our people 24 hours a day, seven days a week. It also means that we can interact and transact more quickly and offer more reliable information to any group we target.

Two good innovative examples of marketing activities

enabled by the Internet are Milwaukee's "Heavy Duty Club" and Atlas Copco's "Frequent Drillers' Club" – clubs established to strengthen the brands' direct interaction with customers.

Great people

For some time now, we have been facing increased competition to attract the right people. As a result we have projects under way to better train prospective employees on what it means to work for the Group and make them aware of the values for which Atlas Copco stands. To me personally, this is one of the most important roles of the corporate brand – to have great people wanting to work with us.

Leadership and professional development have always been key issues for Atlas Copco. Our belief is that better-trained people are the ultimate key to a higher competitive advantage. Group Management holds regular seminars for division management and general managers. Talented people are offered development programs across borders or on a national level. The well-established "Atlas Copco Circles" training program, which aims at providing all employees with better knowledge of the Group, is updated yearly. The divisions conduct comprehensive training programs to fulfill their specific needs.

Over the years we have focused on the transfer of knowledge between people in the Group. We encourage people to gain practical experience from different functions and markets by either changing jobs or by participating in a project. Our internal job and project market, welcoming people to apply for any available job, supports mobility. Also, today the Internet provides new opportunities for all people, with distance learning and virtual meetings.

A Group prepared for changes

In 2001, we face a year for which slower growth is forecast. Already in the latter half of 2000, we saw signs of a softening economy in some segments and regions. Yet this is a fantastic time for Atlas Copco, with all the new opportunities the Internet has given us. We will always face change. The challenge is how we turn it to our advantage. We can always do better.

Atlas Copco people have shown that they are capable of quickly reacting to changes in the market, and reacting quickly is what counts. We have cost-effective production units with short lead times, supported by efficient distribution centers. We have a number of internal providers of high-quality services. We have many new innovative products. We have a very strong corporate brand and major regional brands. We have high market shares in the markets to which we are committed, and we have a good reputation for doing business in an ethically correct way worldwide.



Finally, I believe we have a good business concept that all employees turn into action every day, by living the values of the Group. On behalf of all of us: Thank you for your support and your trust in Atlas Copco.

Giulio Mazzalupi
President and Chief Executive Officer

Sustained Focus on Profitable Growth

% of Group Revenues	Business Area	Business Concept	Brands*
 31%	**Compressor Technique** 	Compressor Technique concentrates on meeting customer needs in the areas of compression and treatment of air and gases. Hence, the business area develops, manufactures, and markets industrial and portable compressors, generators, air dryers, aftercoolers, filters, some gases and process compressors, and expanders. Further, the business area offers specialty rental of "air and power."	Atlas Copco, Ceccato Aria Compressa, AiR Worthington Creyssensac, Mauguière, Rand-Air, Chicago Pneumatic, Imark Compressors, ABIRD, Irmer+Elze
 15%	**Construction and Mining Technique** 	Construction and Mining Technique develops, manufactures, and markets rock drilling rigs, rock drilling tools, loading equipment, construction tools such as breakers, geotechnical drilling equipment and ground engineering to satisfy customer needs in rock excavation, construction and demolition, as well as in exploration drilling.	Atlas Copco, Secoroc, Kango, Chicago Pneumatic
 24%	**Industrial Technique** 	Industrial Technique develops, manufactures and markets industrial power tools and assembly systems, as well as professional electric power tools. The business area serves the needs of advanced industrial manufacturing such as the automotive and the aerospace industry, industrial maintenance, light construction and building installations.	Atlas Copco, Milwaukee, Chicago Pneumatic, AEG Power Tools, Desoutter, Georges Renault
 30%	**Rental Service** 	Rental Service satisfies customer needs for rentals, maintenance, service, and sales of new and used equipment. The ambition is to offer a comprehensive range of high quality products and services mainly to the construction and manufacturing industries. Availability, quality, and price are three important success factors.	Prime Industrial, Prime Energy Systems, RSC

*Registered trademarks.

Atlas Copco is a global industrial group headquartered in Stockholm, Sweden. Revenues for 2000 totaled SEK 46 527 m. The Group employs more than 26,000 people and manufactures products in 13 countries on four continents. The products are sold and rented under different brands through a worldwide sales and service network reaching some 150 countries, half of which are served by wholly or partly owned sales companies.

Financial targets over a business cycle		Last 5-year Average
Operating margin (%)	15	12.8
Revenue growth (%)	8	13.7

Customers / Applications	Characteristics	Key Events in 2000
Compressed air is either used as a source of power or the air itself plays an active role in production processes. Clean and dry oil-free air is a crucial input in the electronics, food processing, and pharmaceutical industries. Portable compressors are a reliable power source for machines and tools used primarily in the construction sector. Gas and process compressors and expanders are supplied to various process industries. Generators are used by rental companies for stand-by power supply.	Compressor Technique is the world leader in air compressors. Due to its size, the business area can maintain a solid position in world markets and conduct basic research and development in all compressor technologies and fields related to the environment. The main production plant is ISO 14001 certified and the business area has made major achievements in reducing energy consumption for some of its key products.	• Record sales and profitabilty. • New larger size Variable Speed Drive (VSD) compressors. • Extended superior range of small and medium-sized oil-injected compressors. • Investments in China. • Strong aftermarket growth. • Divestment of Rotoflow in the U.S.
Products and services are provided for infrastructure, construction, and mining projects. Drilling rigs are used in tunneling, mining, ground engineering, and exploration drilling. Atlas Copco also manufactures drilling tools such as drill steel, drill bits, and cutters. Light rock drills and breakers are used for demolition. Loading equipment is used in underground mining operations and construction projects.	Construction and Mining Technique builds its business on its well-established reputation as a global supplier of state-of-the-art products. Serving mature markets, Construction and Mining Technique aims to remain a leader in terms of quality, reliability, productivity, service, the environment, and ergonomics.	• Major orders chiefly from the mining industry. • Extended range of surface drill rigs, loaders and trucks. • Acquisition of Canadian drill bit manufacturer. • Strong development of consumable sales.
Industrial tools powered by compressed air or electricity are used primarily for manufacturing applications like assembling, fastening, tightening, drilling, grinding and riveting. Assembly systems for tightening fasteners are supplied primarily to the automotive industry and feature high precision and computerized control of the operations. Electric tools are used for light construction and building installations in the industrial, commercial and residential construction market.	Industrial Technique is the world leader in industrial tools and assembly systems for safety critical joints. The business area is the second largest manufacturer in North America of professional electric tools for construction and installations. The tools carry world-famous brands. They are innovative, ergonomic and designed for exceptional durability. A unique physical distribution concept and a large network of sales companies allow Industrial Technique to serve large customers on a global basis.	• Record sales and profits for all divisions. • Success for computer controlled tightening systems for the automotive industry. • More than 100 new professional electric tools launched. Highest number ever. • Restructure of Alliance Tools completed as planned and profitable growth established.
Rental Service serves a well-balanced and diversified customer base of contractors, industrial companies, and homeowners with different needs and activities. Larger multi-regional industrial customers, for example in the petrochemical sector, form an important customer segment. In total, Rental Service has more than 330,000 active customers in the U.S., Canada, and Mexico.	Rental Service operates in a fast-growing industry undergoing consolidation. It has developed its strong market position by applying superior service concepts, efficient information systems, and economies of scale in logistics and purchasing.	• Prime and RSC merged into one legal unit, effective Jan. 1, 2001. • Establishment of ISP, an internal service provider. • 36 greenfield start-ups and 57 acquired stores.

Distribution of Revenues by Business Area and Region


Compressor Technique
Construction and Mining Technique
Industrial Technique
Rental Service

Revenues by Business Area


Compressor Technique 31%
Construction and Mining Technique 15%
Industrial Technique 24%
Rental Service 30%

Revenues by Customer Category


Mining industry 8%
Building and construction industry 44%
Manufacturing industry 21%
Process industry 13%
Service industry 6%
Other 8%

Geographic Distribution of Revenues


North America 52%
South America 4%
Europe incl CIS 30%
Africa/Middle East 4%
Asia/Australia 8%
Oceania 2%

Atlas Copco's key strategies

Growth to secure long-term profitability is one of the key strategies for the Atlas Copco Group. This growth – whether organic or through acquisitions – will be achieved in three main directions. First, the Group should achieve growth in the existing business by bringing out new products developed from core technologies and by finding new applications in new markets or niches. Second, the Group will strengthen its presence in Asian markets. Third, the Group should expand revenue related to use of products, such as service and maintenance, spare parts and accessories, consumables, and equipment rental, which will ensure even deeper participation in our customers' business activities.

Development of the Group's core competences is safeguarded by continuous improvements in existing operations and by innovation. Continuous improvements in manufacturing, products, marketing, organization, and business flows are intended to provide customers with better service and to safeguard short-term profit. Atlas Copco also believes in breakthrough innovation as a means of staying ahead of the competition and maximizing performance in the long run. The Group strongly supports specific projects to foster innovation in technology, concepts, and methods.

The Atlas Copco Group hosts a number of brands and its multi-brand strategy plays a significant role. To better satisfy specific customer needs, products and services are differentiated and marketed under various brands through different distribution channels. Each brand has a clear role and is justified when it adds to overall revenues and profit for each specific business.

Targets

As part of the planning process, Atlas Copco companies use trends, targets, and long-term goals to manage their businesses. Following the acquisitions of Prime and RSC, the financial targets for the Group have been modified to better reflect the new structure. The overall objective is to achieve a return on capital employed that will always exceed the Group's total cost of capital. Goals for the next business cycle are an annual revenue growth of 8 percent, an average operating margin of 15 percent, and to continuously challenge operating capital efficiency in terms of stock, receivables, and hire fleet utilization. Overall, this will ensure that shareholder value is created and continuously increased. The strategy used to achieve these objectives will follow the proven development process for all operational units in the Group of stability first, then profitability, and finally growth.

Growth is a top priority for the Atlas Copco Group to secure long-term profitability. This growth must be accomplished with a balance of organic and acquisition growth. In the past five years, compound annual growth averaged 13.7 percent, mainly due to acquisitions.

The Group's operating margin averaged 12.8 percent for the past five years. In 2000, the operating margin was 13.7 percent (12.3).

Among qualitative targets and goals, Atlas Copco expects all products and services to boost customers' productivity and competitiveness. All divisions should be leaders in the area of environmental protection, which will strengthen their businesses. In the marketplace, Atlas Copco focuses on being first in mind – the first choice of our customers. Surveys are continuously conducted to assess the success of Atlas Copco companies in this regard.

ROCE


%
30
25
20
15
10
5
0
96 97 98 99 00
Weighted average cost of capital (pre-tax)
Return on capital employed

Revenue Growth


%
30
25
20
15
10
5
0
96 97 98 99 00
Average 96–00
Target
Growth from previous year

Operating margin


%
18
15
12
9
6
3
0
96 97 98 99 00
Average 96–00
Target
Profit margin

Primary Drivers of Atlas Copco Group Revenues

	Capital goods 45%	Consumables and after market 55%
Industry	Industrial machinery investment	Industrial production
Construction	Investment in infrastructure	Construction activity
Mining	Mining machinery investment	Metal and ore production

Important Acquisitions, Joint Ventures and Divestments 1994–2000

1994 Acquisition: Hamrin Adsorptions & Filterteknik, Sweden (CT). Joint venture: Wuxi-Atlas Copco Compressor Company, China (CT). Divestment: Atlas Copco Automation, Sweden (IT).

1995 Acquisitions: Milwaukee Electric Tool Corporation, U.S. (IT); ABB's pressure let-down operations, Germany (CT). Joint venture: Atlas Copco Changchun Electric Power Tool, China (IT).

1996 Acquisition: IRMER+ELZE's portable compressor and pneumatic breaker operations, Germany (CT).

1997 Acquisitions: Thomé-Crépelle, France (CT); Prime Service, U.S. (CT).

1998 Acquisitions: Ceccato's compressor operations, Italy (CT); JKS Boyles, Canada (CMT). Divestment: Robbins, U.S. (CMT).

1999 Acquisitions: Rand-Air, South Africa (CT); ABIRD BV, the Netherlands (CT); Rental Service Corporation, U.S. (RS); Tool Technics NV, Belgium (IT). Divestment: Atlas Copco Controls, Sweden (IT).

2000 Acquisitions: Various smaller rental companies, U.S. (RS), Hobic Bit Industries, Canada (CMT) Divestment: Atlas Copco Rotoflow, U.S. (CT), Lamage, Canada (CMT).

Strong market presence

Atlas Copco manufactures and assembles products in 13 countries. Manufacturing is chiefly concentrated in Belgium, the U.S., Sweden, Germany, France, and India.

The Atlas Copco Group has a strong market presence and strives to maintain close and long-term relationships with its customers. Products are marketed through the Group's own sales operations in close to 70 countries and through distributors and a service network in another 80 countries.

The European market accounts for 30 percent of Group sales and the North American market for 52 percent. Atlas Copco is determined to expand the relative share of emerging markets, especially Asian markets. The recent expansion of Compressor Technique's manufacturing capacity in Wuxi, China, exemplifies the Group's commitment and belief in the region.

Increased importance of consumables, rentals, and services

Following the recent major acquisitions of Rental Service Corporation (1999), Prime Service (1997), and Milwaukee Electric Tool Corporation (1995), Group revenues have become increasingly dependent on consumables, rentals, and services. This shift has resulted from the Group's strategy of getting closer to its customers by increasing service during the lifetime of the products to secure competitive advantages. For example, the close interaction with customers in the equipment rental business offers a unique opportunity to make the most of end users' contributions to product and business development.

Nevertheless, the Group remains sensitive to the cyclical changes in investment in capital goods in various public and private sectors such as manufacturing, infrastructure, and mining.

The important automotive industry needs substantial volumes of industrial tools, assembly systems, and compressors. Other key segments are the electronics and pharmaceutical industries, which require industrial compressors for core production processes.

Infrastructure projects are important for Atlas Copco's sales of construction equipment, including drilling rigs, drilling tools, breakers and portable compressors. Investment in railways, highways, and power plants often depends on political decisions. In the private sector, metal prices and stocks serve as leading indicators for mining industry demand for drilling equipment and loaders.

Finally, when sales of capital goods increase, demand for consumables and services is also likely to rise. Customers need tools, spare parts, drill bits, and accessories on an ongoing basis. Demand for these products and services is relatively stable compared to the capital goods themselves, which exhibit more cyclical demand. The gradual shift to consumables and services is reducing cyclical influences on Atlas Copco's total performance.

Very Strong Overall Development

Demand for compressors was strong throughout the year in all regions of the world. Sales reached SEK 14,720 m. (13,202), an increase of 11 percent. Operating profit was SEK 2,737 m. (2,153). Two important product launches for industrial compressors contributed favorably to the results. Manufacturing investments made in China supported the growth.

	2000	1999	1998
Revenues, SEK m.	14,720	13,202	13,540
Operating profit, SEK m.	2,737	2,153	2,283
Return on capital employed, %	62	49	52
Investments, SEK m.	407	453	488
Number of employees	8,171	8,288	8,565

The Compressor Technique business area, headquartered in Antwerp, Belgium, develops Atlas Copco's position as the world's leading provider of equipment for compressed air needs. The business area develops, manufactures, and markets top quality products for industrial customers who demand a high level of operating reliability and productivity in their operations. Compressor Technique also provides a range of integral gear compressors and expanders for process gas applications as well as a full range of diesel engine-powered generators for temporary or stand-by electric power. Each division is responsible for the development, manufacture, marketing, and sales of its own products. Development, manufacturing and assembly are concentrated to Belgium. Other production units are located in the U.S., Germany, France, Italy, China, India, and Brazil.

Revenues

Compressor Technique's revenues improved to SEK 14,720 m. (13,202), an increase of 11 percent, and orders received totaled SEK 15,098 m. (12,965). Business was strong in all geographical regions for all products. In Asia, notably in China, the growth in demand was particularly high.

Profitability

Operating profit increased to SEK 2,737 m. (2,153). Earnings equaled 18,6 percent (16.3) of revenues. Non-recurring costs of SEK 33 m. for consolidation and rationalization of production were included in the results. The return on capital employed (ROCE) reached 62 percent (49). When the ROCE for the business areas is calculated, the Group's cash and financial investments are allocated in proportion to the average capital employed. This methodology differs from the one used in previous years. Comparative figures and graphs have been restated.

Business development

In 2000, Compressor Technique made several important moves to develop its business and further manifest its position as the world leader within the industry that it serves. Following the general economic growth and high capacity utilization, demand for investment equipment returned to a higher level in many markets. Particularly, high demand for the business area's products and services was noted from the electronics, telecom, textile, and power industries.

New compressor types from Industrial Air and Oil-free Air divisions attracted heightened interest from customers in new market segments and new markets. The introduction of a broader range and new generation of standard products included additional features and options to better serve varying customer needs.

Variable speed drive compressors (VSDs) and compact low-noise industrial compressors, which reduce customers' operating costs, are products with continued growth potential. The success of the VSD is driven by customers' wishes to reduce both energy consumption and noise levels, and their greater environmental awareness. So-called WorkPlace compressors, compact and silent units including complete air systems, were launched by the Industrial Air division. The low noise levels allow these units to be placed directly on the production line. When combining VSD and WorkPlace, the energy savings compared to traditional compressed air installations can be as high as 50 percent.

Sales and rentals of portable compressors and generators were favorable. For compressors this was noted for a broad range of applications, especially where larger units are used. The rental industry also had high demand. For generators, there was some oversaturation at the beginning of the year, following the big surge in supply for last year's millennium shift. Demand in the second half of the year was good.

Demand for process compressors and expanders was very weak in the first half of the year, following particularly low need from the air-separation and some other industries. A good recovery was recorded in the second half, with good and stable demand from the chemical/petrochemical and power generation industries.

Product development

Compressor Technique confirmed its position as the world's leading developer and innovator of compressor technologies. Key compressor components, overall performance, productivity, and designs were all enhanced to better fulfill the demands of existing and new customers.

In 2000, the Industrial Air and Oil-free Air divisions made two important compressor launches. A new range of large oil-injected compressors was launched in the spring, and an extended, superior range of small and medium-sized oil-injected screw compressors and large oil-free variable speed drive (VSD) compressors were launched in the fall.

Portable Air introduced a new generation of large oil-free, diesel-driven high-pressure compressors, chiefly for the rental industry. The range of generators was expanded.

To safeguard Atlas Copco's strong position in compressor technologies, various patent applications emanating from basic development activities were filed and granted during the year.

Investments

The business area invested a total of SEK 195 m. (239) in property and machinery. The majority of investments related to the replacement of production equipment, flow improvements, and capacity extension. Production capacity for industrial compressors was expanded in the manufacturing units in Belgium, France, Italy, and China to meet the increasing demand from the market. An ambitious investment plan was initiated in Antwerp, Belgium, in laboratory and test facilities for compressors and air treatment equipment.

Investments in rental equipment totaled SEK 212 m. (214), in line with plans to grow the specialty Air and Power rental operation within the business area.

Training

Compressor Technique's success greatly depends on product development and innovation, and during the year the business area continued to emphasize efficient knowledge sharing between product development, production, and the sales and service organization, which primarily interacts with customers.

During 2000 the business area's training effort focused specifically on the business area's employees, but also on its distributors. The extensive launch of new products has created an increased need for training programs covering service, customer care, and general customer focus. Such programs were implemented worldwide.

Specific training programs were designed and implemented in manufacturing units qualifying for the ISO 14001 environmental management system.

Overall, a greater focus was placed on development of and access to interactive training courses, which are now available on the Internet or the business area's Intranet.

Structural changes

Rotoflow Inc. was divested in May, due to the modest growth outlook in the market for gas expanders. Rotoflow had 140 employees and annual revenues of some SEK 300 m.

Production in France was consolidated to the Worthington Creyssensac plant. Compressor manufacturing in Mauguière was therefore transferred to its new location during the year.

A small sales and service company was acquired in South Africa in November. The company had 8 employees at that time and annual revenues of SEK 17 m.



Bengt Kvarnbäck   Oscar Duprix   Luc Hendrickx



Johan Molin   Ronnie Leten   James Tapkas



Share of Group revenues 31%

Business Area Executive: Bengt Kvarnbäck

Compressor Technique's divisions are:

- Atlas Copco Portable Air, President Oscar Duprix
- Atlas Copco Oil-free Air, President Luc Hendrickx
- Atlas Copco Industrial Air, President Johan Molin
- Atlas Copco Airtec, President Ronnie Leten
- Atlas Copco Applied Compressor and Expander Technique, President James Tapkas

Revenues


SEK m.
15,000
12,000
9,000
6,000
3,000
0
96
97
98
99
00

Earnings and Return


SEK m.
%
3,000
100
2,400
80
1,800
60
1,200
40
600
20
0
0
96
97
98
99
00

Return on capital employed, %

Operating profit SEK m.



E-link to the front-line

Each day, the service technicians from Atlas Copco Belgium are on the road taking care of industrial compressors all over the country. To enhance the flow of information, optimize planning, and reduce paperwork, a pilot project was started in 2000 to link the back-office with the people on the move.

Although 80 percent of all assignments are pre-planned, based on service contracts, until 1999 service technicians had to fill in service forms by hand and fax them in. Henk Brouwer, General Manager of Atlas Copco's sales company in Belgium, and Philippe Durochez, service manager, decided to take a fresh approach. A technician's prime commitment is to solve a customer's problem or perform pre-planned maintenance. Brouwer and Durochez decided that paperwork should be minimized to allow the technician to concentrate on the customer relationship and front-line opportunities.

The Belgian team launched a wireless system for transferring information. To reduce initial resistance, the team did not deviate radically from the existing process but improved it to the advantage of the technician. Ergonomics was a prime concern in the selection of hardware and software. Thorough training ensured broad acceptance by new technicians and seasoned professionals.

Each service van is equipped with a handheld computer and a printer. The handheld maintains contact with a mobile data network. For each assignment, information on the customer and the compressor is sent directly to the handheld, which contains planning and messaging tools. Mechanics need only enter working hours, kilometers, and optional information on a compressor's condition or spare parts to order. An acceptance form is printed in the van, and the customer's signature confirms a job well done. This real-time system has had a direct favorable impact on service efficiency, cash flow, stock levels, and administration.

Broader range of compressors consumes less energy



When Atlas Copco introduced the first variable speed drive (VSD) compressor in 1994, nobody could foresee the warm welcome that this innovative, energy efficient compressor would receive from the market. Since then society and end-users have become increasingly environmentally conscious and energy minded. Anticipating this trend, Atlas Copco's Industrial Air division recently launched new VSD models.

Average Cost Distribution*
Conventional Installation


Energy consumption 77%
Investment 13%
Maintenance 8%
Installation 2%

Average Cost Distribution*
VSD Installation


Energy consumption 50%
Savings 22% on LCC
Investment 17%
Maintenance 9%
Installation 2%

*Life-cycle cost comparison over 5-year period.

In most production facilities, demand for compressed air fluctuates over time. Consumption varies depending on the activity in the factory and can change during the day, the week or even depending on the season. A conventional compressor cannot adjust the air supply to a specific need. A VSD compressor can.

The key feature of a VSD compressor is its ability to adjust by varying the speed of its drive motor. VSD compressors reduce energy consumption to a minimum by completely avoiding unloaded power consumption and can cut the cost of compressed air energy by up to 35 percent compared to a conventional type. This level may represent over 20 percent on the total life-cycle cost.

The VSD range is designed according to the "WorkPlace" concept. All ancillaries such as air and condensate treatment equipment are integrated into the compressor package. Thanks to the extremely low noise levels, there is no longer a need for conventional compressor rooms and extensive air piping. The compressor can be placed next to the point of use. This approach means that leaks and excessive pressure drop over long pipe networks can be avoided, offering the end-user the possibility to save an additional 15 percent of energy. This adds to savings of up to 50 percent of energy costs compared with a conventional compressed air installation.

Alstom counts on Atlas Copco boosters

In the past two years, Atlas Copco Applied Compressor and Expander Technique has boosted sales in the Alpine region in Europe. Much of this is thanks to an innovative spreadsheet developed by a dedicated Atlas Copco team.

At the end of 1998, Atlas Copco won a contract from ABB Power Generation (now called Alstom) to supply three fuel gas booster compressors for a combined cycle power plant in Mexico.

Alstom Power in Switzerland supplies gas-fired combined-cycle power plants, either as turnkey plants or gas turbines alone. The contract in 1999 was for a significant number, and further boosters were ordered in 2000. These fuel gas booster compressors increase the supply line gas pressure to the necessary pressure for natural gas fired turbines used in power plants in the U.S., Mexico, Ireland, and Thailand.





The Atlas Copco team consisting of Bernd Wagner, European and Middle East Sales Manager, and Rene Muggli, ACT Sales Specialist, worked closely with Alstom to develop a contract and pricing framework that would enable the client to select equipment quickly. They pinpointed characteristics that various jobs had in common that allowed engineering to develop standardized modules. This reduced both engineering and manufacturing costs. Savings could be passed on to end-customers, to help Alstom and Atlas Copco win orders.

The problem was how to standardize the cost calculations when every project from Alstom looked different. Wagner and Muggli designed a spreadsheet based on projects already sold. They devised four variants of a fuel-gas compressor station and then used the standardized engineering modules for each variant – more than 8,000 permutations in all.

Using this spreadsheet, ACT can price a defined supply range. Discussions are only needed for deviations. The spreadsheet also lets Alstom quote standard pricing to their customers so they can move quickly on projects and in negotiations.

COMPRESSOR TECHNIQUE


BA
BB
BC
AL

From moving boxes to satisfying customers

Two years ago, the Distribution Center at the Airpower compressor plant in Belgium was reborn as the "Airpower Service Center." The new name reflects a new philosophy and mission with the customer in focus.



A traditional distribution operation is driven by incoming orders. The idea is to beat the clock and to get the right boxes on the right trucks in time. However, the Airpower team decided that shifting boxes was not enough to truly satisfy customers. They put themselves in their customers' shoes and concluded that a customer wants information, access to real people when a problem arises, comprehensive and flexible service, and the feeling of being more than a number on a packing slip.

A team consisting of a team leader, engineers, and warehouse operators redesigned the layout of the warehouse to streamline the material flow and to expand warehouse capacity 25 percent. The bottleneck turned out to be an automatic warehouse system, which was replaced by a manually controlled system. The "manual" system resulted in greater speed, higher flexibility, and increased accessibility to all spare parts. Now, the Service Center can react faster to unpredictable, urgent customer needs.

Normal service to customers continued during the changeover. Extra loading docks were built so the Service Center could delay the cut-off time for accepting customer orders.

In addition, all warehouse employees were trained for multiple tasks. The employees have changed their approach from order-driven to customer-driven: talking to customers, keeping them informed, anticipating their needs, accepting ownership of problems, and offering solutions.

The transformation also enabled a weekend service to European Union countries, extended daily direct delivery to the U.S., and, perhaps most important of all, it received higher ratings in customer surveys.



100-percent oil-free wins Southeast Asian project

Atlas Copco won the contract for Singapore's largest oil-free rental installation thanks to interaction between Atlas Copco on three continents and a commitment to guarantee delivery and 24-hour nonstop operation.

A multinational energy company was completing construction on a recovery plant in Singapore and needed a source of supply for 100-percent oil-free dry air. Joseph Pereira, Regional Hire Fleet Account Manager for Atlas Copco, contacted the company and put it in touch with Wim Liekens, Regional Portable Air Manager in Singapore. Liekens and his team got help from experts at Atlas Copco's Prime Energy, with extensive experience from similar installations in the U.S. Andrew Squitieri, Oil-free Air manager at Prime Energy, provided Liekens and his team with invaluable advice.

The Atlas Copco teams reassessed the air requirements, and a shipment of 20 oil-free portable compressors intended for the U.S. was redirected to Singapore. The Atlas Copco equipment was in operation after just six weeks for mobilization and installation. The Group was able to guarantee the delivery deadline, backed up by its worldwide resources. The client's stringent safety standards were met, with no quality, product, or safety compromises.

The recovery plant has hundreds of kilometers of pipes divided into 30 sections. All had to be airblown and dried within a 10–12 week period. Space at the plant was at a premium, so the portable compressors and dryers were installed at two locations on-site. Thus, they could remove water, rust, scale, and construction debris inside the pipes and plant at different locations at the same time. As construction of each section was completed, the compressors were in place and ready to roll.

The success of this intercontinental rental venture was made possible by the commitment of company experts at multiple locations using all their knowledge and skills to find innovative solutions for very specific customer needs.

A unique profile at Airtec

The sophisticated curves of each screw element embody the long hours spent by engineers and designers perfecting its properties and simulating every conceivable load or stress situation.



Atlas Copco's Airtec division is literally at the core of the compressor business. This is the birthplace of the compressor element that finds its way into every portable or stationary unit.

During the 1980s the Airtec organization laid the groundwork for the numerical computation of screw profiles that have kept thousands of compressors running for decades. When young Guido Bal joined Airtec in 1989, he was committed to refining the computational programs and to applying graphical user interfaces to make the programs accessible – even user-friendly – for every Airtec engineer. Guido developed some of the most sophisticated screw profiles in the market and tested them with simulation long before they were produced.

Over the years, his interest in "everything that rotates" and his love for finite element computations has earned him great respect across the divisions. Guido also started the computer-aided engineering work group, which meets regularly to exchange information and organize joint training sessions.

Guido's current goal is to improve profiles and explore how the application of new materials and concepts can reduce the cost of compressor stages, boost their performance, and increase their reliability. He believes that the exchange of knowledge and experience is essential to designing better products. The ability to pass on knowledge to colleagues and successors is vital to the success of Atlas Copco.

Strong Recovery in Mining Industry

Demand for Construction and Mining Technique's products and services improved in 2000, driven by greater activity in mining countries. The investment level was higher than in the previous year, and the strong demand for consumables continued.

	2000	1999	1998
Revenues, SEK m.	7,083	5,725	6,437
Operating profit, SEK m.	650	397	498
Return on capital employed, %	21	13	17
Investments, SEK m.	370	415	494
Number of employees	4,156	4,123	4,572

The Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, tunneling and mining equipment, surface drilling equipment, construction tools, loading equipment, and exploration drilling equipment. The products are sold, rented, and serviced for building and construction companies, large infrastructure projects, quarries, and mining companies around the world. The business area has its principal manufacturing plants in Sweden, South Africa, and the U.S.

Revenues

Revenues totaled SEK 7,083 m. (5,725). Orders received increased 14 percent, to SEK 6,921 m. (6,062). Major orders were received from infrastructure projects and mining operations in most mining countries. Sales of consumables, including rock-drilling tools, developed positively during the year.

Profitability

Operating profit was SEK 650 m. (397). The operating profit margin increased to 9.2 percent (6.9). Return on capital employed was 21 percent (13).

Business development

After a number of years with negative development in the mining industry, a positive trend reversal occurred. Increased activity in the mining sector had a positive impact on the business. Activity in the construction industry was stable in most regions and included some large infrastructure projects.

The business area's customers continued their efforts to focus even more on improving their own critical processes. Their goals can be achieved with high-performance equipment and effective service, maintenance, and operator training programs. In general, Atlas Copco Construction and Mining Technique's divisions maintained or advanced their positions relative to their competitors.

Atlas Copco Craelius received a major order for ground reinforcement equipment from the Middle East. The addition of JKS Boyles (1998) and Hobic (2000) strengthened the position in consumable sales. Following the acquisitions, the division operates under three different brand names, but in order to improve its positioning in the industry, a decision was made to phase out the smaller brands and focus on building awareness for the Atlas Copco brand.

Atlas Copco Rock Drilling Equipment and Atlas Copco Wagner received some major orders from mining countries, including orders from new customers and new mines. A decision was made to consolidate production and distribution of loaders to Portland, U.S., to further enhance efficiency.

For the Atlas Copco Secoroc division, business developed favorably in 2000, supported by the higher production level in the mining industry.

Atlas Copco Construction Tools enjoyed a positive development. The division inaugurated a new laboratory for construction tools during the year, for improved development of new products.

To further strengthen the sales and service network, dedicated sales units will be established in Russia, the Czech Republic, and Egypt, replacing the international office in Sweden.

Internet activities are gaining momentum and several portals have been established to promote products, both new and used equipment. In the fall, Atlas Copco Craelius launched a Frequent Drillers Club on the Internet for interaction and knowledge sharing between the division and contractors around the world.

Current opportunities to advance the business include expansion of rental operations for drilling rigs, new methods to further exploit customer productivity, improved territory management, and e-commerce for consumables such as spare parts and accessories.

Product development

Atlas Copco Rock Drilling Equipment introduced new rig types and rock drills, developed on the established modular platform. Customer productivity remained in focus, and the emphasis on modularization of designs intensified. Additional opportunities for increased customer productivity lie in the area of control and automation.

New loader models and an extended range of rock drilling tools were launched during the year.

Investments

During the year, the business area invested a total of SEK 95 m. (116) in property and machinery. Most investments were attributable to improvements in production processes aimed at enhancing flow and reducing tied-up capital. Investments were also made to secure production capacity for core products.

Investment in rental equipment totaled SEK 275 m. (299).

Training

Sharing knowledge is crucial for Construction and Mining Technique to drive the business forward. The increased complexity and computerization of products have intensified requirements for efficient training efforts. The use of interactive training programs increased in importance in 2000, and training packages are available directly on the web site for employees, distributors, and customers.

Structural changes

In September 2000, Atlas Copco acquired the Canadian company Hobic Bit Industries Corp., with manufacturing plants in Vancouver, Canada, and Wuxi, China. Hobic is part of the Atlas Copco Craelius Division. Hobic had annual sales of SEK 60 m. and 85 employees. The acquisition is in line with the division's strategy to expand the business in the mineral exploration field, and makes Atlas Copco one of the largest diamond bit manufacturers in the world.

Subsequently, their operation JKS Lamage, a manufacturer of diamond blades, was divested in November 2000. It had sales of SEK 50 m. and 35 employees.

Effective January 1, 2001, responsibility for Chicago Pneumatic branded construction tools was transferred from Industrial Technique to Atlas Copco Construction Tools division.


Freek Nijdam


Björn Rosengren


John Noordwijk


Claes Ahrengart


Kjell Carlsson


Stefan Andersson


Share of Group revenues 15%

Business Area Executive: Freek Nijdam

Construction and Mining Technique's divisions are:

- Atlas Copco Craelius, President Björn Rosengren
- Atlas Copco Wagner, President John Noordwijk
- Atlas Copco Construction Tools, President Claes Ahrengart
- Atlas Copco Rock Drilling Equipment, President Kjell Carlsson
- Atlas Copco Secoroc (formerly Uniroc), President Stefan Andersson

Revenues


SEK m.
9,000
7,500
6,000
4,500
3,000
1,500
0
96
97
98
99
00

Earnings and Return


SEK m.
%
900
750
600
450
300
150
0
36
30
24
18
12
6
0
96
97
98
99
00

Return on capital employed, %

Operating profit SEK m.

CONSTRUCTION AND MINING TECHNIQUE

CONSTRUCTION AND MINING TECHNIQUE


OVE
BÄCKSTRÖM

Autonomous group boosts performance

A group of committed and skilled employees at the Atlas Copco Construction Tools production plant Kalmar Works, Sweden, boosted their output 20 percent in 2000. The autonomous group plans production flow, manpower needs, and overtime, with no intervention by management.

The machining centers in the plant operate day and night. The material cutting step, at the start of production, is far removed from the end-customer. A closer "customer" is the next link in the supply chain, the operator in the next stage of the process. The assembly line is the final customer within the factory and is in close contact with the distribution center in central Europe, which works with the front-line of distributors and end-users.

Every morning at the Kalmar Works, the autonomous group making cylinders for the pneumatic breakers meets with the assembly group to discuss orders from the distribution center for different breakers. The delivery situation at the distribution center is clearly shown on what is called a "demand list". They plan the orders and decide which cylinders should be manufactured that day.

Sometimes, the orders require rethinking production flow. For example, if the cylinders most in demand are usually all produced at the same machining center, the group has to figure out a way around that. The operators from the two shifts might get together and decide to reset a second machining center. The people in the next step, the heat treatment department, are also informed of the order situation so they will prioritize the right cylinders. By keeping their customers in mind, the autonomous group has significantly improved production.

Customers keep globetrotter busy

Atlas Copco Wagner's load-haul-dumps (LHDs) and trucks are built rugged, but components eventually wear out and improper maintenance or operation can cause problems. To remedy problems and prevent more from happening, Wagner keeps service engineers on the road.



Jim Carroll, service engineer at Atlas Copco Wagner, has performed this demanding job for several years, traveling to India, China, the Philippines, Zambia, and South Africa. In the 1990s, Carroll took his family to Luzon in the Philippines for a two-year assignment. The Philex Mining Corporation's Padcal Mine had purchased a fleet of Wagner ST-6C Scooptrams for a local contractor to use, and after one year the vehicles were virtually worn out. Carroll rebuilt the units and got them back into operation.

Wagner and Atlas Copco Philippines Inc. had also signed a comprehensive parts and service agreement with Philex, for which Carroll hired and trained mechanics. During his assignment, vehicle availability improved, from less than 60 percent to more than 85 percent. As a result, Philex ordered additional Scooptrams and trucks worth more than USD 3 m.

A customer in South Africa ordered five Wagner LHDs and the machines were shipped as vehicle kits to Atlas Copco South Africa in Johannesburg. Jim Carroll's job was to assemble the units. He ensured that they were built on time and to the same high standards of quality as at the main factory. The completed units were shipped on time, resulting in another satisfied customer.

Craelius set to lead the diamond drilling market

In September 2000, Atlas Copco acquired Hobic Bit Industries Corporation, Vancouver, Canada, as part of its ongoing strategy to lead the global market for diamond core-drilling equipment.

With annual sales of some SEK 60 m. and operations in Wuxi, China, as well as in Vancouver, Hobic has made Atlas Copco one of the largest diamond drilling-bit manufacturers in the world. Hobic is well established in China, one of the biggest markets for diamond drilling-bits, and strengthens Craelius's position in the region.

The Hobic acquisition is the second of its kind by the Craelius division, the Group's diamond core-drilling specialist, following a reassessment of its business in 1998. The division decided then to focus on exploration drilling, specifically the use of in-the-hole equipment, and set its sights on Canada, where most of the world's largest contractors using diamond drilling products are located. In the same year, Craelius acquired JKS Boyles which provided a range of surface drill rigs for mineral exploration.



Following the acquisition of Hobic, Atlas Copco Craelius can offer a complete range of products for every application: Hobic and Craelius diamond bits, JKS Boyles surface and Diamec underground rigs, drill rods, and core barrels.

In addition, Hobic gives Craelius instant access to the key markets of North America and Asia and opportunities for expansion in Russia.

Mexico's newest mine selects Atlas Copco

When Servicios Industriales Peñoles, S.A. de C.V., began planning the Francisco I. Madero mine, the aim was to start a new age of mining in Mexico. The mine's management structure would be flat, 30 percent of equipment operators would be women, and a long-term goal was to automate underground mining operations.



In February 2000, Peñoles selected Atlas Copco as the main supplier of rock excavation equipment and services. The mine contains zinc, gold, and silver, and production is estimated at 8,000 tons per day using the cut-and-fill method. The initial order was for the latest in computerized face-drilling rigs and loaders upgradable to run in automatic and remote-control mode. Atlas Copco is also responsible for the functionality, performance, and reliability of the equipment. This includes managing and performing preventive and corrective maintenance, just-in-time spare parts supply, and full operator training.

The Atlas Copco drill rigs and loaders have integrated computer systems that can upload information such as drilling pattern and tons hauled and vital data such as pressure and temperature. An integrated communications system throughout the mine will connect the drill rigs and loaders to a central computer system. The system will provide real-time information on the productivity and status of the equipment.

Atlas Copco has been supplying the mining industry in Mexico for half a century and officially started working with the Madero project team in October 1997, providing technical support for planning the mine. According to Enrique Cortez, Director of Projects at Peñoles, Atlas Copco equipment was selected because it best met their requirements for technology, after-market support, and commercial considerations. Madero management and Atlas Copco also have made a joint commitment to continuously seek ways to reduce the cost per ton.





CONSTRUCTION AND MINING TECHNIQUE

Lean manufacturing leads the way

Atlas Copco Secoroc in South Africa manufactures rock drilling tools and for the past few years has concentrated on its role as a vital link in the division's international supply chain.

When Kobus Malan became General Manager two years ago, he initiated a reengineering process. He and his staff are transforming the production unit in South Africa from a domestic-oriented operation into a top-class exporter of rock drilling tools, serving customers worldwide.

The transformation is based on the principles of lean manufacturing, which focus on the value stream. Malan and his team used value-stream mapping to plan a physical reorganization of production to facilitate flow. The production line was changed from a traditional batch-and-queue line into flow-oriented manufacturing cells using a kanban pull system. As a result, manufacturing lead times are 70 percent shorter and production inventories are 50 percent lower.

With the firm belief that there is always a better way to do things, the team based the program on innovative participation and interaction by all employees at Secoroc. The transformation has advanced in parallel with the implementation of new legislation for employment equity and skills development, to allow equal opportunities for previously disadvantaged groups. Training and development of employees are very high on the agenda.

The South African team demonstrates extraordinary determination to develop their company and its organization to better support its customers. One next step will be to review the macro value stream and to include suppliers and downstream distribution, as well as administration in the transformation. Though they have a long way to go, their ambition, goals, and achievements so far promise success.

Strengthening Position in Key Market Segment

Industrial Technique enjoyed healthy demand from the engineering, automotive, and construction industries, resulting in a 11 percent sales growth, to SEK 11,454 m (10,345). The operating profit margin improved to 10.8 percent (10.0).

	2000	1999	1998
Revenues, SEK m.	11,454	10,345	10,059
Operating profit, SEK m.	1,238	1,032	1,046
Return on capital employed, %	16	14	14
Investments, SEK m.	322	323	338
Number of employees	6,759	7,133	7,831

The Industrial Technique business area develops, manufactures, and markets industrial power tools and assembly systems for manufacturing applications, and electric power tools and accessories for construction and installation works.

Industrial Technique is the world leader in industrial tools and assembly systems for safety critical joints. Industrial Technique is the second largest manufacturer in North America of professional electric tools. Due to high standards in quality, engineering, research and development, the tools are efficient, reliable, ergonomic, and innovative. The brands used by Industrial Technique are among the most recognized in the industry: Atlas Copco, Milwaukee, AEG, Chicago Pneumatic, Desoutter, and Georges Renault. They are marketed and sold by Atlas Copco sales companies and industrial distributors. Industrial Technique operates plants in the U.S., Germany, France, Great Britain, Sweden, and India.

In May 2000, Göran Gezelius was appointed Senior Executive Vice President for Business Area Industrial Technique, replacing Gunnar Palme, who left the Group.

The business area consists of four divisions: two for industrial tools (Alliance Tools and Atlas Copco Tools and Assembly Systems) and two for electric tools (Milwaukee Electric Tools and Atlas Copco Electric Tools).

Revenues

Revenues rose 11 percent to SEK 11,454 m. (10,345). Orders received were up 8 percent at SEK 11,425 m. (10,533). The 1999 figure includes eight months of revenues for Atlas Copco Controls. Sales of industrial tools increased in all regions. A strong order intake for computer controlled tightening systems from the motor vehicle industry boosted sales, and demand for professional electric tools, particularly battery tools, continued to grow.

Profitability

Operating profit increased 20 percent to SEK 1,238 m. (1,032), or 30.0 percent if adjusted for SEK 83 m. of non-recurring items in 1999. This represents an operating profit margin of 10.8 percent (10.0) Return on capital employed was 16 percent (14).

Business development

Overall, the business area enjoyed robust demand throughout 2000 although at a slower rate towards yearend. All geographical regions contributed to the growth, with the highest growth rate in Europe and China.

The positive development for Atlas Copco Tools and Assembly Systems continued, boosted by the automotive industry's demand for computer controlled tightening systems. The business concept for this division is to offer its customers tightening tools and systems that guarantee zero tightening defects, 24-hour access to the right tightening tools, general cost efficiency, global access to tools, systems and processes, and finally, computer software capability to trace, analyze and store process data. During the year, e-commerce was added to the electronic services already provided on the Internet. This means that spare parts can be selected from exploded views and entered directly into the ordering system.

Alliance Tools is more in the mainstream of the industrial tools business offering tools rather than systems to a customer base where traceability and safety critical tightening is less frequent. Alliance Tools enjoyed a good sales development for its industrial tools and tools for the automotive aftermarket, particularly in Europe. The plant consolidation program was completed during the year.

Milwaukee Electric Tools achieved its eighth consecutive year of record sales and maintained its position as brand leader of professional electric power tools in North America. Milwaukee is well represented in all of the important market channels, including further strengthened positions at the most dominant chains of home improvement stores. A web-based "Heavy Duty Club" was set up as a direct marketing tool targeting professional end-users. The Milwaukee Connect web page gives distributors direct access to order entry and other order service functions.

Atlas Copco Electric Tools sells power tools branded Atlas Copco or AEG to European, Asian, and Australian tools users. The division significantly benefited from previous years' investments in customer relations and product development, and had record sales.

Product development

In 2000, Atlas Copco Tools and Assembly Systems introduced a range of new control systems for tightening tools and assembly systems, targeted at the motor vehicle industry. These new systems have interfaces to the Internet, enabling monitoring and control of a tightening operation from anywhere in the world.

Alliance Tools launched several new lines, including a computer controlled tightening system, screwdrivers, recoilless riveters and tools for material removal.

Milwaukee Electric Tools launched the highest number of new tools and accessories ever in the history of the company, bringing close to 80 new models to market.

Atlas Copco Electric Tools developed new battery tools, a new innovative percussive drill, hammer drills and related accessories.

Investments

The business area invested a total of SEK 322 m. (323) in property, machines and equipment in order to increase capacity and improve quality and efficiency in the manufacturing units.

Training

The process whereby tools users and Atlas Copco share knowledge is crucial for driving the business forward. Industrial Technique offers extensive training for partner distributors, making them application experts and problem solvers by using products from Industrial Technique's divisions.

Milwaukee Electric Tools has established a technical degree program on site in Brookfield in cooperation with Waukesha County Technical College. Atlas Copco Tools and Assembly Systems continues its "World Class Training Program" for employees in project management, networking, data and sales training. A SEK 14 m. fund for employee competence development was set up during the year.

Structural changes

Effective January 1, 2001, the Industrial Tools and Equipment division was renamed Atlas Copco Tools and Assembly Systems. By forming separate business units for the motor vehicle industry, general industry and service, it will increase customer and product development focus.

Alliance Tools completed its plant consolidation program during the year. Effective January 1, 2001, the Chicago Pneumatic range of construction tools will be transferred to the Construction and Mining Technique business area.



Göran Gezelius Johan Halling Richard Grove



Dan Perry Charles Robison Peter Möller



Share of Group revenues 24%

Business Area Executive: Göran Gezelius

Industrial Technique's divisions are:

- Atlas Copco Electric Tools, President Johan Halling
- Milwaukee Electric Tools, President Richard Grove New President Dan Perry, from Jan. 1, 2001
- Alliance Tools, President Charles Robison
- Atlas Copco Tools and Assembly Systems, President Peter Möller

Revenues


SEK m.
12,000
10,000
8,000
6,000
4,000
2,000
0
96
97
98
99
00

Earnings and Return


SEK m.
%
1,500
1,250
1,000
750
500
250
0
30
25
20
15
10
5
0
96
97
98
99
00

Return on capital employed, %

Operating profit SEK m.

Competitive edge through innovation

Milwaukee Electric Tools has launched an innovative business-to-business web site, www.MilwaukeeConnect.com, to better serve its customers and to boost efficiency.

The site was designed by a cross-functional team of Milwaukee employees from information systems, finance, marketing, sales and customer service. The goal was to better serve Milwaukee's distributors and authorized service station customers. As the first customer self-service site in the professional power tool industry, the site also provides a competitive advantage.

Milwaukee provides customer support through its sales force and customer service representatives. Many orders are sent by fax or are telephoned to the customer service department, where they are entered manually. Customer service representatives handle more than 2,000 calls daily from distributors about order status, inventory availability, account balances, etc.

The new secure, password-protected site provides account-specific information to distributors 24 hours a day, seven days a week. Distributors can now view the status of their orders, browse the catalog, check inventory availability, get immediate pricing and view their sales history on the site. They can also enter their own orders on-line. The orders go directly to the distribution center for immediate processing.

By year-end 2000, Milwaukee had more than 500 distributors doing business on-line through MilwaukeeConnect.com. As site activity increases, customer service representatives can spend less time answering calls for assistance, boosting their productivity and reducing order-processing costs, while improving overall services to distributors. At the same time, Milwaukee's sales force can dedicate more time to selling and strengthening relationships with distributors.



INDUSTRIAL TECHNIQUE



Painting a vast canvas

Managing a region as diverse as the Far East poses an enormous challenge to the team supporting sales of professional electric tools. Different cultures, languages, and diplomatic challenges as well as the sheer size of the region – from Korea in the east to India in the west – require people with commercial skills who also have a high degree of personal commitment.

Today, Atlas Copco Electric Tools division is represented in the region by David Liew, Regional General Manager Asia. Liew joined Atlas Copco in 1997, bringing an extensive background in electric power tools in Asia. He has seen the good times and the bad in recent years. The economic crisis of 1997 resulted in a sharp decline in sales in the region, and consequently many distributors went bankrupt. A typical characteristic of a "tiger economy," though, is rapid recovery. After starting to grow again in 1999, the Asian economies expanded dramatically in 2000.

During this process, Liew set up new distributors in Taiwan, Korea, and China and reorganized the business in Malaysia and Singapore by establishing a new Atlas Copco sales company. He is backed by the people at the distribution center in Belgium, who provide on-time shipments, customer adjustments, and correct export documents, and by the people at the product company in Germany, who provide technical support, especially approvals and special country requirements.



Brand synergy

Due to complementary product offers, little overlap among sales territories, plus a strong spirit of co-operation, three proud tool enterprises have successfully merged to the benefit of industrial tools users around the world.

In April 2000, Alliance Tools advanced the consolidation of Chicago Pneumatic, Desoutter and Georges Renault into one organization in North America following the strategy previously implemented in Europe.

The sales organizations of Chicago Pneumatic and Desoutter combined not only product but sales, marketing, and service organization. Thanks to the tremendous strength of the Chicago Pneumatic brand, the complete, comprehensive range of Alliance Tools now gains acceptance from American tool users.

The division's strategy is aimed at leveraging three strong brands to increase total market share with priority customers and core products. Tools manufactured under each brand are marketed through a common sales organization in each country or region. There is hardly any overlap between the product ranges from each brand. The combined range provides a complete tool solution, second to none, for Alliance Tools priority applications: motor vehicle components, aerospace, light and medium assembly, and general engineering.

Sales teams partner with customer Tech Centers

A new concept is helping Atlas Copco's Tools and Assembly Systems division to win orders throughout the North American automotive industry.

Key customers such as DaimlerChrysler, Ford, and General Motors have each been assigned an Atlas Copco sales team that interfaces with their organization at various levels, from the Tech Center at headquarters to the factory floor.

The sales teams, initiated by Wayne Timmins, Vice President & Manager of MVI Final Assembly in the U.S. and Canada, coordinates all Atlas Copco sales activities aimed at a specific customer. This synchronized approach improves utilization of resources, and customers benefit from the exchange of experiences and know-how within each team.



In the past, the sales engineers only called on the plants. Today, the team leaders call on the customers' Tech Centers and form direct relationships with key decision makers. When a technical problem is solved in one plant, the same solution is implemented in their other plants. This "shared engineering" cuts costs for the vehicle manufacturer.

The Tech Centers give team leaders insight into future projects, as they are included in discussions about new engines or new vehicles. Within each sales team itself, open communication is crucial to making the concept work and ensuring consistent interaction with customers.

At the GM Truck Group, the sales team concept won two valuable orders for truck assembly plants, and Atlas Copco was chosen to supply tools for a GM van plant in Missouri. The sales team concept also helped win the Sigma project, a new GM car to be built in two plants where 85–90 percent of all tools come from Atlas Copco. As first-tier tool supplier, Atlas Copco will also have overall responsibility for maintenance and service on tools at the plant.

Emphasis on Services and Operational Synergies

The rental business tightly connects to the Group's strategy to get closer to its customers and capitalize on a greater part of the value chain generated from their demands for industrial and construction equipment and related products and services. Revenues increased to SEK 13,955 m. (7,434) and operating profit was SEK 1,855 m. (1,010). The profit includes a non-recurring cost of SEK 127 m.

	2000	1999*	1998
Revenues, SEK m	13,955	7,434	4,010
Operating profit, SEK m.	1,855	1,010	566
Return on capital employed, %	6	6	5
Investments, SEK m.	5,570	2,125	1,124
Number of employees	7,048	4,572	2,773

*) Including only five months of RSC.

The Rental Service business area's reengineered management team is co-located in Scottsdale, Arizona, and Houston, Texas. The combined company is solidly ranked as the second largest provider of equipment rental and related services in North America. The business area has close to 600 rental yards throughout the U.S., Puerto Rico, Mexico, and Canada. In total, over 330,000 customers are served in the construction, industrial manufacturing, and homeowner segments. In addition to providing equipment rentals for industrial and construction use, services such as installation, replacement, and maintenance represent an important part of the revenues. Also, sales of new and used equipment as well as accessories and merchandise are substantial and growing.

Revenues

Rental Service's revenues rose 88 percent to SEK 13,955 m. (7,434), including RSC's five months of operation in 1999. Rental and related services accounted for approximately 72 percent of revenues, sales of new equipment, parts and related merchandise for approximately 18 percent, and sales of used equipment for approximately 10 percent.

Profitability

Operating profit increased 84 percent, to SEK 1,855 m. (1,010), including all goodwill expense related to the two acquisitions and a non-recurring cost of SEK 127 m. for the merger between the two divisions. Operating margin was 14.2 percent (13.6) excluding non-recurring items. In the short term, earnings are highly affected by the utilization rate and mix of the hire fleet. Price development on all services and products offered is also important.

The return on capital employed ended at 6 percent (6). Considering the large amount of capital tied up in the rental fleet, return on capital invested is an important evaluation factor for the business area.

Due to the relatively high amount of goodwill attached to both of these platform acquisitions, it is also relevant to look at the return on capital employed, excluding the acquisition goodwill. The return on operating capital was 13 percent (13).

Business development

On April 24, 2000, the business area established an internal service provider, ISP, to combine non-operational functions in the areas of finance and accounting, human resources, management information systems (MIS), mergers and acquisitions, legal, and communications and public relations. The combination of these non-operational functions provides for better efficiencies in the specific areas and enables a better focus on the core operations.

On October 24, 2000, the business area announced the merger between Prime Service and Rental Service Corporation into one legal entity with three brands, Prime Industrial, Prime Energy and RSC. The merger, designed to strengthen the company's position and its experienced management team, further optimizes operational synergies while providing customers with the best service available in two distinct market segments: industrial and construction.

The establishment of ISP, along with the merger of Prime and RSC, further emphasizes the importance of the Group's rental operations in the North American market.

E-commerce remains a priority within the business area, keeping Rental Service Corporation as the "e" forerunner in the rental industry. Future areas of development are on-line procurement and on-line sales including rentals and used equipment. In December 2000, the business area launched its new website, featuring all brands.

The National accounts program expanded in 2000 in the U.S. to include agreements with Disney and Scotties.

Acquisitions and green fields

During 2000, the business area continued to expand its presence in North America and Mexico, completing 57 minor acquisitions to complement the market presence. Thirty-six greenfield stores were put in place during the year. A greenfield start-up is generally an efficient way to increase market coverage in an area of already established clusters of stores (hubs and satellites). The business area expects to further expand its international presence in Canada and Mexico.

Investments

Investments in the Rental Service business area are mainly related to the replacement or expansion of the rental fleet. During 2000 investments totaled SEK 5,570 m. (2,125), of which approximately SEK 2,781 m. related to replacement investments in the rental fleet, SEK 2,490 m. to expansion of the rental fleet and SEK 299 m. to investments in property and equipment.

The average age of the rental fleet was approximately 2.8 years at year-end 2000.

Training

The establishment of ISP provided additional training initiatives, with the system conversion to one common platform for the business area providing the greatest opportunity. A combination of teams of trainers leading classroom sessions, self-paced on-line training, and in-store coaching provided the most efficient and effective solution to quickly train key personnel. Management training is another significant area. The multi-location set up of the business provides opportunities for employees to advance quickly into managerial positions.

Structural changes

Effective January 1, 2001, the merger of its two divisions, Prime Service and Rental Service Corporation, into one legal entity was completed, solidifying the business area's strong position as the second largest player in the North American rental industry. This merger further developed operational synergies such as greater access and more efficient use of the rental fleet and improved territory management.



Thomas E. Bennett   Art Droege   Doug Waugaman



Share of Group revenues 30%

Business Area Executive: Thomas E. Bennett
Deputy Business Area Executive: Art Droege
Atlas Copco Rental Service has one division:
- Rental Service Corporation, President Doug Waugaman

Revenues


SEK m.
15,000
12,500
10,000
7,500
5,000
2,500
0
96
97
98
99
00

Earnings and Return


SEK m.
%
2,100
30
1,750
25
1,400
20
1,050
15
700
10
350
5
0
0
96
97
98
99
00

Return on capital employed, %*
Operating profit SEK m.

*) including goodwill expenses for both major acquisitions



Employees take the floor

Rental Service Corporation (RSC) has conducted more than 40 employee focus groups since the program was started in December 1998. The objective is to improve the efficiency in the organization and to increase commitment and understanding.

The Rental Service business area has hundreds of field locations and more than 7,000 employees throughout North America. Naturally, employee concerns sometimes differ from one location to another. Focus groups are held at randomly selected locations and specifically requested sites.

Human resource managers (HRMs) in the field conduct the meetings using a standard format. Staff awareness of the process is key to achieving results. The sessions are held after the store closes for the day, and neither managers nor supervisors attend.

Sessions begin with simple questions, to build confidence and help employees open up to the process. Once the ice is broken, the HRMs move into critical areas such as communication between store managers and employees, effectiveness of safety meetings, and cooperation between local stores.

Focus groups keep local, district, regional, and senior management informed about areas where improvements can and sometimes should be made. The sessions identify company-wide issues and provide valuable insight into employee needs at individual stores. This channel of communication has revealed new potential for improvement throughout the organization.

Service providers combined for growth



In April 2000, the Rental Service business area launched its Innovative Service Provider (ISP), an internal service provider. ISP provides the rental service business area with many common back-office functions, such as finance, legal, management information systems, human resources, communications, and business development.

The formation of ISP signaled a change in the way functions are delivered as well as the structure of the business area. ISP plans to benchmark itself against the other common service providers in the group, Atlas Copco ASAP, and against external service providers.

ISP staff focus their energy and interaction on providing in-house services to allow operational staff at the business area to take care of their customers and run the day-to-day business. Thus, ISP concentrates on its own goals and objectives: to provide Rental Service with best-quality support and service functions in the most efficient way and at the most competitive cost.

So far, ISP staff met their biggest challenge in converting the companies in the business area to a common IS platform. But extensive preparation provided a smooth transition to the single system on January 1, 2001. That was when the business area began to enjoy the most widespread benefits of ISP, especially human resources and accounting.

"Innovative Services Provider" means not just providing a service to customers, but also demonstrating a creative approach to solving their needs in an efficient and professional way. To offer the most cost-effective processes, that meet the standards of an increasingly dynamic market, ISP staff must think "outside the box." This will make ISP and its customers stronger in the marketplace.

Rental Service moves into hot markets

To enhance its geographic coverage, the Rental Service business area adds locations by acquiring existing operations and by opening new stores. In 2000, 57 locations were added through acquisitions and 36 through greenfields. Greenfield start-ups require strategic planning and entrepreneurial spirit.



Frank Betancourt, Director of Construction & Real Estate in Houston for Prime, championed a greenfield start-up in downtown Houston. He found commercial construction worth more than SEK 15 billion planned. With two major projects slated for the area in the next two years, the potential for success was great.

Based on evaluations of market trends, competition, and customer potential, the new venture was approved. A building was leased and stocked with fleet. The location enjoyed high visibility so it became a full-line merchandise outlet with a large showroom. The planning paid off, making a good contribution right from the start.

Mack Picard, a District Manager for RSC, had three successful greenfield start-up openings in 2000, including one in Mandeville, Louisiana. RSC was operating in two diverse markets: New Orleans, Louisiana, and Gulfport, Mississippi. These yards were so far apart that the full potential of rental business in the Mandeville area was not being realized. Trends in commercial construction showed that the area would sustain high rental volume.

After researching rental companies in the area, the only viable option appeared to be a new store. Local permits were secured and the yard was set up. Before new fleet arrived, Mandeville borrowed fleet from neighboring stores. New Orleans lent support staff when the new location was recruiting. Under Picard's direction, the location achieved healthy revenues quickly and economic forecasts for the territory suggest sustained growth.

A Strong Employer Brand

One of the main change drivers in today's business environment is the increased competition for the right people. This provides a welcome opportunity to establish and reinforce what it means to work for the Atlas Copco Group. In 2000, a Group-wide initiative was started to communicate to existing and prospective employees what the company represents, thus ensuring that recruitment attracts the right people to the Group.

When it comes to people, the Group's vision is: "To have competent and committed people in order to bring the Group forward in line with its strategy." From an employee perspective, to fulfill this vision the Group must understand what defines Atlas Copco and ensure that employees' experiences meet the standards.

A plan is in place for 2001 where people within the Group will participate in a process of learning what defines Atlas Copco as a workplace. This will lead to a greater understanding of what makes Atlas Copco special and the standards that must be maintained to reinforce these strengths. As a result, people within the Group will gain a better understanding of why they choose to work here. It will also help the right people outside the Group to decide who to regard as their "employer of choice."

In 2000, a number of internal focus groups set the scene by confirming what Atlas Copco means to them, besides the main business characteristics.

Working for Atlas Copco means being challenged to gain experience – and hence to develop – by doing things. The Group gives real, on-the-job responsibility from day one and on an ongoing basis. Within given frames and agreed objectives, each employee is given the necessary freedom and support to accomplish the task. In return, they are expected to be accountable for their actions.

Interaction is the Group's first value and is reflected in knowledge sharing and having an open work environment. Employees new to their jobs are quickly made welcome and receive a high level of support from their colleagues.

Individual feedback is a basic necessity to nurture ongoing performance. So at least once a year each person is entitled to a one-on-one discussion about his/her performance and his/her competence development.

The Group believes that competence development is a core ingredient to safeguard continuous performance. Ongoing training and development activities therefore take place – both within the Group and with external providers. The overall commitment here is a minimum of 40 hours per year per employee on average.

Development outside of day-to-day responsibilities is also important and is achieved through project participation. Project opportunities are advertised on the internal project market, which is accessible by all employees worldwide. Longer-term development is achieved through job mobility. At Atlas Copco, this is facilitated by advertising all vacancies throughout the Group so that all employees can see them and decide whether or not they wish to apply.

Percentage of salaried employees in new positions 12 months rolling


%
30
25
20
15
10
5
0
Q1
Q2
Q3
Q4

Average years a Business Unit Manager remains in position


6
5
4
3
2
1
0
98
99
00

Total employees starting new positions
Recruited from the same company
Recruited from other parts of the Group
Recruited from outside the Group

Percentage of people employed in different parts of the supply chain


R&D 4%
Production 26%
Marketing 5%
Sales & Support 18%
Service 34%
Admin. 13%

Excellence in Sales

Every year, the Atlas Copco Group recognizes outstanding sales performance. In 2000, many significant efforts were made in sales companies around the world.



Guy Dreyer, sales and marketing manager for Atlas Copco electric tools, France, successfully led his team in growing the Atlas Copco Electric Tools business in France across the entire product range while maintaining profit margins. Guy's focused and customer-oriented efforts, together with well-thought distributor relationships, plans and activities, produced outstanding results.



SangBum Kim, Senior Sales Engineer in Atlas Copco Korea, has successfully sold USD 3.0 m. worth of compressors. This was thanks to his outstanding performance in particular with sophisticated engineering products and his dedication to build solid relationships with customers.



Mansoor Eskandanian, Business Line Manager, Atlas Copco Iran, has a good technical understanding of the products he represents and his customers appreciate his sense of responsibility. After an order is received, he takes full responsibility for all after sales and follow-up service for his customers. Recently he played a key role in securing one of the largest orders ever received by Atlas Copco Craelius.



Turgay Ozan, Business Line Manager, Atlas Copco Turkey, reorganized the department and employed new people in the beginning of 2000, giving Atlas Copco a dominating presence in rock drilling equipment and tools in Turkey. His total commitment and focus has led to a significant increase in sales despite the fact that the mining and construction industry in Turkey did not enjoy a boom in 2000.



Joseph Irving Pereira, regional hire fleet executive in Singapore, boosted oil-free rental sales and revenues exponentially over the past three years. His biggest achievement was broadening the international customer base and providing them with the best in product and service, resulting in the largest oil-free rental order in the southeast Asian region.



Peter Kyriacopoulos, ACT District Sales Manager – Western United States and Western Canada, is relatively new to sales, but he has achieved admirable results in a short time with his customers in five different markets (fuel gas, refrigeration, chemical, wastewater treatment, and pressure let- down). He has been instrumental in establishing strategy for these new markets, and has developed innovative approaches to the needs of the markets and their customers.



Mark Hartman is Sales Manager for Prime Equipment's Oklahoma and Texas Panhandle areas. His tenacious attitude and aggressive sales management style played an integral role in securing Prime Equipment's position as the sole supplier of rental equipment on a major automobile manufacturing plant expansion. As the sole provider of equipment on this project, Prime has established an on-site facility at the project location. Employee teamwork and Mark's sales leadership have produced this formula for success at Prime.



Joern-Olaf Schroeder, salesman at Atlas Copco Kompressoren GmbH, has managed to achieve excellent sales results for industrial compressors in his sales region in the central part of Germany. This was done through acquisitions and successful distributor sales development. In 2000 he succeeded in securing a well-known large manufacturer of printing machines as an important OEM customer for oil-injected screw compressors.



Fábio Siqueira, Sales Engineer for Tools & Assembly Systems in Brazil, succeeded in customizing breakthrough solutions for two projects for the car industry, resulting in significant orders. A large content of services and the innovative method of Pay-per-Vehicle-Produced resulted in a remarkable step into the Use of Product Strategy. By understanding the opportunities and acting faster than competition, he placed Atlas Copco in the forefront with customers.



Tom Anderson, District Manager in Milwaukee Electric Tool's Seattle Region, significantly increased sales in his area. He focused on power tool accessories and has had great success with distributors throughout his district. Tom has been successful because of his knowledge of users' needs, how distributors need to sell Milwaukee products, and how to train and educate others on Milwaukee products.

Environmental Focus

Environmental work within the Atlas Copco Group is governed by the environmental policy, local legislation, and local initiatives.

Responsibility for implementation and compliance is placed at divisional level, and so far the local companies have reported on their status and achievements. Starting in 2001, the Group will also provide consolidated reporting of some key indicators.

At year-end 2000, 75 percent of Atlas Copco's manufacturing and logistics capacity had implemented an Environment Management System (EMS) and 62 (51) percent of the total was ISO 14001 certified.

The Group's main environmental impacts are: waste, energy consumption for manufacturing, and transportation emissions to the air. Efforts made to reduce hazardous waste have been successful. By year-end 2000, approximately 65 percent of all waste was being recycled.

There is still potential for further improvements with regard to energy consumption for manufacturing and transportation emissions. Overall, environmental activities have provided substantial savings.

Atlas Copco's products are leaders in terms of environmental performance where the key features are energy consumption and ergonomics, as well as higher productivity for the user.

Business area	Environmental Management Systems Status end 2000 and plan 2001 (excluding sales companies)
Compressor Technique 	 69% 2000 ISO 14001 85% 2001 ISO 14001
Construction and Mining Technique 	 38% 2000 ISO 14001 76% 2001 ISO 14001
Industrial Technique 	 64% 2000 ISO 14001 76% 2001 ISO 14001
Rental Service 	 100% 2000 EMS in rental stores

Products – improvements for environment and ergonomics	Process improvements
Main environmental impacts: • Energy consumption (All business areas) • Oil leakage (Construction and Mining Technique, Rental Service) • Noise, dust (Construction and Mining Technique)	Main environmental impacts: • Waste • Energy consumption • Transportation emissions
The full range of oil-injected screw compressors as well as a growing number of oil-free screw compressors are now available with variable speed drives. Using VSD-compressors can reduce the energy consumption during operation by up to 35 percent. New business concepts support customer's environmental efforts, such as Compressed Air System audits, GA "WorkPlace" Air system (picture) and Petpack™, special high pressure air compressors for the production of PET bottles.	The waste control program in the main compressor plant in Belgium has resulted in 70 percent recycling, 18 percent recuperation, and only 12 percent partial recuperation and landfill. A new laboratory and research building, under construction, will double the testing capacity while the noise load to the local residential area will be substantially lower.
Introduction of new heavy hydraulic breakers with a reduced noise level and hydraulic crushers for recovery of steel and iron from concrete. Dust-free drilling equipment for drilling rigs. New exploration drilling rigs with reduced noise level and less oil leakage.	Cyanide treatment has been discontinued at the Pune Works in India. Emissions of VOCs (Volatile Organic Compounds) reduced by 26 percent at the rock drilling production unit in Sweden. Programs for reduction of various types of waste are in progress.
Electric grinder with 50 percent reduced vibrations. Pneumatic grinder with reduced vibrations, reduced weight and reduced need for lubrication. Percussion drill in ultra new ergonomic design.	The electric tool factory in Germany achieved reduction of chemicals through major investment in a "dry" turning machine. Reduction of ammoniac nitrogen in wastewater by 80 percent and NOX to the air by 40 percent. Also, a new "safe" warehouse for hazardous goods is now in place. New cleaning system installed at blade and hole saw manufacturing in Milwaukee, U.S., is leading to an 87 percent reduction in chemical usage and substantial cost savings. Reuse of pallets and skids at Milwaukee saves money and reduces disposal to landfills. Reduction of water used for cooling of furnaces by 72 percent. Improved varnish process has reduced disposal of hazardous waste by 88 percent.
Nationwide upgrade of wash-rack treatment systems to reduce the discharge of hydrocarbons, metals and sediments.	Introduction of a U.S. and Canadian nationwide program for environmental stewardship and leadership. The program includes an aggressive pre-acquisition due diligence process, environmental manual for store operations, and a proactive remediation plan for resolving historic environmental issues.

Improved Efficiency through Higher Speed and Reliability

In 2000, the Atlas Copco Group carried out a number of Internet projects to broaden and deepen the sales reach, to improve service to customers, and to enhance efficiency. All projects are in line with the Group's Internet policy.

Atlas Copco has a multi-brand strategy and hosts a number of brands. Today, all of these brands have their own web sites, built from the outside to provide their customers with the best possible support.

All web sites are marketed and registered in appropriate search engines, business directories, and relevant industry portals. Marketing communications material and products have the web site addresses printed on them.

To create more traffic to the sites, two on-line clubs have been launched: Heavy Duty Club, for users of Milwaukee's electric tools, and Frequent Drillers' Club, for all types of drillers. After just a few months these clubs each had a large number of members, and Group companies could benefit from valuable interaction with regard to products and applications, as well as ideas for innovations.


Atlas Copco
english
the face
of innovation
Welcome to the Atlas Copco Group on the Internet.
Choose a brand
latest news

All brands through one gateway
The Atlas Copco Group launched a new Internet portal in 2000, where its different brand sites are seamlessly integrated. The goal is to provide a better service to all visitors requesting information such as owners, investors, media, students and prospective employees, customers and prospects.
The new site is designed to better explain the Group structure and provides relevant information to specific target groups. The financial market, with its precise needs and high demands for up-to-date news, is able to subscribe for information in several ways: e-mail, SMS, or WAP-format.

E-commerce provided to key customers

As an extension to the existing, and very efficient, logistics systems in the various business areas, customer self-service has been introduced on a wider scale. The main brands provide e-commerce solutions, thus contributing to a more efficient information flow, which adds value for customers as well as for the Group.

An e-commerce application for tools and compressor customers to the Atlas Copco brand was rolled out last fall, in addition to the service already provided. The primary target group for this application is distributors worldwide. Initially the distributors are able to place and track orders through the Internet and more functions will be offered soon, adding value for the distributors and end-users.

In mid-2000, Milwaukee Electric Tools launched MilwaukeeConnect, which is an e-business application for authorized distributors. This business-to-business site features secure access to order and account information. Distributors will also be able to enter orders directly into the back-end ERP system with access to a full-featured e-commerce catalog.

The Rental Service business area, with the brands Prime Industrial and RSC, has offered "E-Facts" to its key customers since the fourth quarter of 1999. E-Facts provides real-time rental reports and various other customer self-service applications. This functionality will be available to any rental customer throughout North America from 2001.

Meets demanding MVI requirements

In 2000, the big three car manufacturers GM, Ford and DaimlerChrysler, launched their global e-marketplace COVISINT. The purpose of this marketplace is to automate workflow, reduce transaction costs, and broaden the customer base between manufacturers and suppliers. Atlas Copco Tools and Assembly Systems division has been invited to offer their products on this site. This in itself is an opportunity to broaden market reach and increase the customer base.

Better services when the product is in use

To facilitate spare parts selection for a specific tool, it is possible to select the right items from a so-called exploded view, which is available on-line on the Internet. The customer can click on the selected spare part and place the order directly.

The automotive industry is an important customer segment and can use a special Internet application to remotely check the torque at which the wheel-nuts of a certain car have been tightened.

In the same way, Atlas Copco Compressor Technique has launched a range of service-focused products that deepen the value-added relationship with their customers. New Atlas Copco Customer Care programs use Internet technology to ensure that Atlas Copco's customer's process has surpassed the conventional service concept.

Another important Internet development has been the introduction of the Product and Service Select interfaces where the Group has made considerable efficiency gains within the legacy processes while at the same time giving customers on-line interactive access to data, selection tools, installation guides, etc.

On-line procurement of non-core material

On the procurement side, the focus has been on non-core items rather than assembly parts or raw materials, where professional solutions were already established through EDI or Kanban systems. In each country, or when possible a larger region, suppliers with good on-line business solutions are selected to purchase office material and airline tickets.

Increased internal Internet awareness

To successful use the Internet, people in operational positions in the Group, such as sales, service, and procurement, should have Internet access and be trained in using it as a business tool. Internal surveys have been conducted among managers and awareness gaps have been addressed.

A project designed to establish local Internet sites for the Atlas Copco brand on a country level was rolled out during the year. As a part of the project, named Get-onboard, employees in each time zone are trained in how to communicate on the Internet and support customers with relevant and accurate information. As a result, the Group can communicate with customers in their own local language anywhere in the world. Get-onboard, which is a joint project between Compressor Technique, Construction and Mining Technique, and Industrial Technique, will be completed in 2001.


9.14
Atlas Copco is integrating Internet technology into its core products for better support to customers.

Enabling standards

A Net Evolution Team (N.E.T.) has been established to support efforts to lead, coordinate and promote the Atlas Copco Group's Internet Policy. The N.E.T. works closely with the Group's Information System Council (I.S.C.), which provides information technology infrastructure advice and other assistance.

Together these teams have the important mission in their specific areas to develop synergies between operations and make sure that standardized software and applications are used. The N.E.T. should also ensure that each brand is presented in a consistent way and uses the same interface and navigation principles.

The Atlas Copco Share

At December 31, 2000, the price of the Atlas Copco A share was SEK 206.50. During 2000, the price of the A share decreased 18 percent, while the OM Stockholm Exchange's Engineering Index lost 19 percent and the General Index lost 12 percent. The annual total return on the Atlas Copco A share, equal to dividend plus the appreciation of the share price, averaged 24.2 percent for the past 10 years and 18.0 for the past five years. The corresponding total return for the OM Stockholm Exchange as a whole was 21.4 percent (1990–2000) and 25.6 percent (1995–2000).

Statutory limitations on coupon shares and bonus shares

Non-VPC registered shares from 1974 and unclaimed shares from the bonus issue in 1989 were sold during the year and the right to these shares has been transformed to a right to receive the proceeds. These rights will expire in 2010 and 2004 respectively.

Share capital

Atlas Copco's share capital at year-end 2000 amounted to SEK 1,048,010,920 distributed among 209,602,184 shares, each



Share Price
SEK
Number of Shares
600
500
400
300
200
100
0
30,000
25,000
20,000
15,000
10,000
5,000
0
1996
1997
1998
1999
2000
Highest – Lowest Share Price, A share
Traded shares (A+B), thousands, OM Stockholm Exchange
Engineering Index
General Index

with a par value of SEK 5. Class A shares entitle the holder to one voting right, and class B shares entitle the holder to one-tenth of a voting right. Each round lot consists of 100 shares.

Distribution of Shares, December 31, 2000

Class of share	Shares outstanding	% of votes	% of capital
A shares	139,899,016	95.3	66.7
B shares	69,703,168	4.7	33.3
Total	209,602,184	100.0	100.0

At year-end 2000, Atlas Copco had 34,586 shareholders. The proportion of shares held by institutional investors was 76 percent. The 10 largest shareholders accounted for 48 percent of the voting rights and 48 percent of the number of shares. Non-Swedish investors held 33 percent (32) of the shares and represented 37 percent (32) of the voting rights.

Ownership structure, December 31, 2000

Number of shares	% of shareholders	% of capital
1 - 500	72.4	1.9
501 - 2,000	20.8	3.4
2,001 - 10,000	4.9	3.2
10,001 - 50,000	1.1	4.0
50,001 - 100,000	0.2	2.7
> 100,000	0.6	84.8
Total	100.0	100.0

Shareholders by Country, December 31, 2000

	% of votes	% of capital
Sweden	63.4	66.8
Great Britain	13.0	12.1
U.S.	9.4	9.2
France	3.8	2.7
Luxembourg	1.9	2.0
Belgium	1.7	1.6
Japan	1.6	1.2
Germany	1.5	1.2
Others	3.7	3.2
Total	100.0	100.0

Largest Shareholders, December 31, 2000

	Number of shares	% of votes	% of capital
Investor Group	31,454,971	21.4	15.0
FöreningsSparbanken Group	30,063,049	11.6	14.3
Fourth National Pension Insurance Fund	8,280,000	4.5	4.0
Svenska Handelsbanken Group	6,485,478	3.2	3.1
SEB Trygg Group	6,070,261	2.3	2.9
Third National Pension Insurance Fund	1,913,880	1.3	0.9
SPP Group (Alecta)	7,309,073	1.3	3.5
Banco Group	1,606,742	0.9	0.8
AMF	2,934,638	0.7	1.4
Nordbanken Fund	3,786,565	0.6	1.8
Others	109,697,527	52.2	52.3
Total	209,602,184	100.0	100.0

The table above shows the largest shareholdings directly registered with VPC, the Swedish Securities Register Center.

Market capitalization

Atlas Copco's market capitalization at December 31 was SEK 42,656 m. (52,053), which corresponds to 1.2 percent (1.4) of the total market value of the OM Stockholm Exchange.

Earnings and Dividend per Share


SEK
14
12
10
8
6
4
2
0
96
97
98
99
00
Earnings
Dividend (for 2000 proposed)

Dividend policy

The Board's goal is for dividends to shareholders to correspond to 30 to 40 percent of earnings per share. Atlas Copco AB's goal is to cover the major part of the dividend payment with dividend income from subsidiaries.

If the shareholders approve the Board of Directors' proposal for a dividend of SEK 5.25 per share for 2000, the average dividend growth for the five-year period 1995–2000 will equal 12.8 percent. During that period, the dividend has averaged 36.0 percent of earnings per share. Expressed as a percentage of shareholders' equity, the dividend proposed for 2000 is 4.5 percent (4.7).

Trading

Trading in the Atlas Copco AB shares primarily takes place on the OM Stockholm Exchange. In 2000, Atlas Copco shares were the 19th (19th) most actively traded shares on this stock exchange. A total of 175,643,374 shares were traded (119,088,977 class A, 56,554,397 class B), corresponding to a value of SEK 35,196 m. (33,297). On average, 699,774 shares (603,432) were traded each business day. The turnover rate (degree of liquidity) in 2000 was 84 percent (80), compared with the stock market average of 107 percent (94). As of December 2000, foreign trading in the Atlas Copco share showed a net export of SEK 688 m. (2,501). Atlas Copco shares are also listed on the London, Frankfurt, Düsseldorf, and Hamburg stock exchanges. The process of delisting the share from the Düsseldorf and Hamburg stock exchanges has been initiated.

ADR program in the U.S.

In 1990, a program for American Depositary Receipts (ADRs) was established in the U.S. Since then, both A and B shares are available as depositary receipts in the U.S. without being formally registered on a U.S. stock exchange. One ADR corresponds to one share. The depositary bank is Citibank N.A. At year-end 2000, there were 534,457 depositary receipts outstanding, of which 278,075 represented class A shares and 256,382 class B.

Atlas Copco options

The Atlas Copco options listed on the Stockholm Option Market (OM) consist of call options and put options, each linked with 100 shares. Option contracts traded in 2000 corresponded to approximately 14.5 million shares (12.9), or about 7 percent (7) of the total number of Atlas Copco shares. Every day, an average of 57,600 Atlas Copco shares are affected by trading in options. Since the options confer on the holder the right to buy or sell existing shares only, they have no dilution effect.

Share risk

The Atlas Copco share's beta value provides an assessment of its risk. The beta value is a relative measure of the risk attached to the share, reflecting how it has tracked different stock indices during a specified period of time. A beta value below 1.0 indicates that the share moves less than the index.

The beta value can, however, vary quite considerably (from 0.5 to 1.2 approximately) depending on which index and time period are used as basis for the calculation. The Atlas Copco Group uses a beta value of 1.0 internally.

Per Share Data

SEK	1995	1996	1997	1998	1999	2000	Avg. growth 95–00, %
Earnings[1]	9.54	10.15	11.56	11.96	11.50	13.95	7.9
Dividend	2.88	3.60	4.08	4.32	4.75	5.25[2]	12.8
Dividend as percent of earnings[3]	30.2	35.5	35.3	36.2	41.3	37.6	
Offer price, Dec. 31, A	98	159	228	171	252	207	16.1
Offer price, Dec. 31, B	96	159	228	169	250	198	15.6
Highest price quoted, A	120	160	256	247	260	260	
Lowest price quoted, A	84	93	155	141	150	157	
Average price quoted, A	99	122	206	197	214	201	
Equity[4]	56	62	71	81	101	115	15.5
Dividend yield, percent[5]	2.9	3.0	2.0	2.2	2.2	2.6	
Price/earnings[6]	10.4	12.0	17.8	16.5	18.6	14.4	
Price/sales[7]	0.77	0.93	1.31	1.12	1.24	0.91	
Number of shares	183,515,920	183,515,920	183,515,920	183,515,920	209,602,184	209,602,184	

1) Profit after financial items, less tax and minority interests, divided by the average number of shares outstanding.

2) Proposed by the Board of Directors.

3) Dividend divided by earnings per share.

4) Equity and minority interest divided by the number of shares.

5) Dividend divided by the average price quoted during the year.

6) The average price quoted during the year divided by earnings per share as defined in 1).

7) The average quoted price during the fiscal year divided by sales per share.

Share Issues 1973–2000

			Increase of share capital, SEK m.	Amount paid in, SEK m.
1973	Bonus issue	1:2	69.2	
1974	New issue	1:4 SEK 25	51.7	51.7
1976	New issue	1:5 SEK 50	51.7	103.5
1979	Bonus issue	1:6	51.7	
	New issue	1:6 SEK 60	51.7	124.1
1982	Bonus issue	1:4	103.5	
	New issue (non-preferential)	2,765,000 shares at SEK 135	69.1	373.3
1989	Bonus issue	1 B share: 3 A shares	195.5	
1990	New issue (non-preferential)	4,000,000 B shares at SEK 320.13	100.0	1,280.5
	Conversion*	7,930 shares	0.2	1.2
1991	Conversion*	42,281 shares	1.1	6.3
1992	Conversion*	74,311 shares	1.9	11.1
1993	Non-cash issue**	383,500 shares at SEK 317	9.5	121.6
	Conversion*	914,496 shares	22.9	137.2
1994	Split	5:1 par value SEK 5		
1999	New issue	1:7 SEK 160	130.4	4,173.8

*) Pertains to 1987/1993 convertible debenture loan.

**) In connection with the acquisition of The Robbins Company.

Five Years in Summary

Atlas Copco Group

SEK m. unless otherwise noted	1996	1997	1998	1999	2000
Operating profit	2,931	3,813	4,345	4,470	6,392
Operating profit margin, %	11.7	12.7	12.9	12.3	13.7
Profit after financial items	3,070	3,520	3,637	3,412	4,689
Profit margin, %	12.2	11.7	10.8	9.4	10.1
Profit for the year	1,938	2,208	2,283	2,247	2,924
Return on capital employed, %	21.2	21.1	17.2	14.1	14.5
Return on equity, %	17.5	17.6	16.1	13.6	13.2
Equity/assets ratio, %	51.8	39.2	41.6	39.3	39.2
Earnings per share, SEK	10.15	11.56	11.96	11.50	13.95
Dividend per share, SEK	3.60	4.08	4.32	4.75	5.25*
Orders received	25,159	30,685	32,979	36,534	46,628
Revenues	25,121	30,032	33,740	36,234	46,527
Change, %	+3	+20	+12	+7	+28
Sales outside Sweden, %	96	97	97	97	98
Net interest expense	127	–306	–680	–1,034	–1,660
As percent of revenues	0.5	–1.0	–2.0	–2.9	-3.6
Interest coverage ratio	10.6	6.5	4.9	3.8	3.6
Cash flow from operations before financing	1,920	3,878	2,149	2,413	1,276
Total assets	23,175	34,790	37,166	53,650	61,688
Capital employed	16,389	25,462	27,635	41,688	47,708
Debt/equity ratio, %	15.8	74.9	65.0	91.7	92.0
Capital turnover ratio	1.11	1.08	0.94	0.83	0.80
Investments in property and machinery	822	840	853	939	923
As percent of revenues	3.3	2.8	2.5	2.6	2.0
Investments in rental equipment	336	920	1,594	2,342	5,679
As percent of revenues	1.3	3.1	4.7	6.5	12.2
Average number of employees	21,085	22,296	23,857	24,249	26,392
Revenues per employee, SEK thousands	1,191	1,347	1,414	1,494	1,763
Value added per employee, SEK thousands	496	586	627	668	806

For definitions, see page 17.

*) According to the Board of Directors' proposal.

Quarterly Data

Revenues by Business Area

				1999				2000
SEK m.	1	2	3	4	1	2	3	4
Compressor Technique	2,971	3,422	3,288	3,521	3,345	3,625	3,643	4,107
Construction and Mining Technique	1,353	1,477	1,323	1,572	1,650	1,809	1,726	1,898
Industrial Technique	2,448	2,645	2,522	2,730	2,619	2,805	2,869	3,161
Rental Service	1,082	1,202	2,335	2,815	3,023	3,332	3,751	3,849
Eliminations	–103	–127	–111	–131	–120	–197	–194	–174
Atlas Copco Group	7,751	8,619	9,357	10,507	10,517	11,374	11,795	12,841

Earnings by Business Area

				1999				2000
SEK m.	1	2	3	4	1	2	3	4
Compressor Technique	390	572	579	612	580	664	698	795
– as a percentage of revenues	*13.1*	*16.7*	*17.6*	*17.4*	*17.3*	*18.3*	*19.2*	*19.4*
Construction and Mining Technique	84	104	88	121	142	173	164	171
– as a percentage of revenues	*6.2*	*7.0*	*6.7*	*7.7*	*8.6*	*9.6*	*9.5*	*9.0*
Industrial Technique	216	257	288	271	263	299	298	378
– as a percentage of revenues	*8.8*	*9.7*	*11.4*	*9.9*	*10.0*	*10.7*	*10.4*	*12.0*
Rental Service	83	146	359	422	390	464	469	532
– as a percentage of revenues	*7.7*	*12.1*	*15.4*	*15.0*	*12.9*	*13.9*	*12.5*	*13.8*
Corporate items	–48	–17	–31	–26	–47	–59	71	–53
Operating profit	725	1,062	1,283	1,400	1,328	1,541	1,700	1,823
– as a percentage of revenues	*9.4*	*12.3*	*13.7*	*13.3*	*12.6*	*13.5*	*14.4*	*14.2*
Financial income and expenses	–168	–194	–318	–378	–385	–411	–455	–452
Profit after financial items	557	868	965	1,022	943	1,130	1,245	1,371
– as a percentage of revenues	*7.2*	*10.1*	*10.3*	*9.7*	*9.0*	*9.9*	*10.6*	*10.7*

Summary in USD and EUR

	USD m.					EUR m.				
Amounts in USD m. and EUR m. unless otherwise noted	1996	1997	1998	1999	2000	1996	1997	1998	1999	2000
Operating profit	308	401	457	470	672	331	431	491	505	722
Operating profit margin %	11.7	12.7	12.9	12.3	13.7	11.7	12.7	12.9	12.3	13.7
Profit after financial items	323	370	382	359	493	347	397	411	385	530
Profit margin %	12.2	11.7	10.8	9.4	10.1	12.2	11.7	10.8	9.4	10.1
Profit for the year	204	232	240	236	307	219	249	258	254	330
Return on capital employed, before tax %	21.2	21.1	17.2	14.1	14.5	21.2	21.1	17.2	14.1	14.5
Return on equity, after tax %	17.5	17.6	16.1	13.6	13.2	17.5	17.6	16.1	13.6	13.2
Equity/assets ratio, %	51.8	39.2	41.6	39.3	39.2	51.8	39.2	41.6	39.3	39.2
Orders received	2,644	3,225	3,466	3,839	4,900	2,841	3,464	3,723	4,125	5,265
Revenues	2,640	3,156	3,546	3,808	4,889	2,836	3,391	3,809	4,091	5,253
Percent change	+3	+20	+12	+7	+28	+3	+20	+12	+7	+28
Sales outside Sweden, %	96	97	97	97	98	96	97	97	97	98
Net interest expense	13	–32	–71	–109	–174	14	–35	–77	–117	–187
As percent of revenues	0.5	–1.0	–2.0	–2.9	–3.6	0.5	–1.0	–2.0	–2.9	–3.6
Interest coverage ratio	10.6	6.5	4.9	3.8	3.6	10.6	6.5	4.9	3.8	3.6
Cash flow from operations before financing	202	408	226	254	134	217	438	243	272	144
Total assets	2,435	3,656	3,906	5,638	6,483	2,617	3,928	4,196	6,057	6,965
Capital employed	1,722	2,676	2,904	4,381	5,013	1,850	2,875	3,120	4,707	5,386
Debt/equity ratio	15.8	74.9	65.0	91.7	92.0	15.8	74.9	65.0	91.7	92.0
Capital turnover ratio	1.11	1.08	0.94	0.83	0.80	1.11	1.08	0.94	0.83	0.80
Investments in properties and machinery	86	88	90	99	97	93	95	96	106	104
As percent of revenues	3.3	2.8	2.5	2.6	2.0	3.3	2.8	2.5	2.6	2.0
Investments in rental equipment	35	97	168	246	597	38	104	180	264	641
As percent of revenues	1.3	3.1	4.7	6.5	12.2	1.3	3.1	4.7	6.5	12.2
Average number of employees	21,085	22,296	23,857	24,249	26,392	21,085	22,296	23,857	24,249	26,392
Revenues per employee, thousands	125	142	149	157	185	134	152	160	169	199

Per Share Data, USD and EUR unless otherwise noted	1996	1997	1998	1999	2000	1996	1997	1998	1999	2000
Earnings	1.07	1.21	1.26	1.21	1.47	1.15	1.31	1.35	1.30	1.58
Dividend	0.38	0.43	0.45	0.50	0.55*	0.41	0.46	0.49	0.54	0.59*
Offer price, Dec. 31, A share	16.71	23.96	17.97	26.48	21.75	17.95	25.74	19.31	28.45	23.37
Offer price, Dec. 31, B share	16.71	23.96	17.76	26.27	20.81	17.95	25.74	19.08	28.23	22.36
Highest price quoted, A share	16.81	26.90	25.96	27.32	27.32	18.07	28.90	27.89	29.36	29.36
Lowest price quoted, A share	9.77	16.29	14.82	15.76	16.50	10.50	17.50	15.92	16.94	17.73
Average price quoted, A share	12.82	21.65	20.70	22.49	21.12	13.77	23.26	22.24	24.16	22.69
Direct yield, percent	3.0	2.0	2.2	2.2	2.6	3.0	2.0	2.2	2.2	2.6
Price/Earnings	12.0	17.8	16.5	18.6	14.4	12.0	17.8	16.5	18.6	14.4
Price /Sales	0.93	1.31	1.12	1.24	0.91	0.93	1.31	1.12	1.24	0.91

Exchange Rates: USD 1 = 9.516, EUR 1 = 8.857

For definitions see page 17 and 74.

*) According to Board of Directors' proposal.

Consolidated Income Statement in USD and EUR

Amounts in USD m. and EUR m. unless otherwise noted	USD m. 2000	USD m. 1999	EUR m. 2000	EUR m. 1999
Revenues	4,889	3,808	5,253	4,091
Cost of goods sold	–3,274	–2,538	–3,517	–2,727
Gross profit	1,615	1,270	1,736	1,364
Cost of marketing, administration, research and development	–878	–773	–944	–830
Goodwill amortization	–68	–51	–74	–55
Other income and expenses from operations	3	24	4	26
Operating profit	672	470	722	505
Financial income and expenses	–179	–111	–192	–120
Profit after financial items	493	359	530	385
Taxes	–181	–120	–195	–128
Minority interest	–5	–3	–5	–3
Profit for the year	307	236	330	254
Earnings per share, USD/EUR	1.47	1.21	1.58	1.30

Exchange Rates: USD 1 = 9.516, EUR 1 = 8.857

Consolidated Balance Sheet in USD and EUR

Amounts in USD m. and EUR m. unless otherwise noted		USD m. Dec. 31, 2000	USD m. Dec. 31, 1999	EUR m. Dec. 31, 2000	EUR m. Dec. 31, 1999
Assets					
Fixed assets	Intangible assets	2,185	1,981	2,348	2,129
	Tangible assets				
	Rental equipment	1,600	1,229	1,719	1,321
	Other tangible assets	516	513	554	551
	Financial assets	223	223	240	239
		4,524	3,946	4,861	4,240
Current assets	Inventories	618	562	664	604
	Current receivables	1,211	995	1,301	1,068
	Investments	31	25	33	27
	Cash and bank	99	110	106	118
		1,959	1,692	2,104	1,817
Total assets		6,483	5,638	6,965	6,057
Shareholders' equity and liabilities					
Shareholders' equity	**Restricted equity**				
	Share capital	110	110	118	118
	Restricted reserves	1,102	1,032	1,184	1,108
	Non-restricted equity				
	Retained earnings	1,001	817	1,076	878
	Profit for the year	307	236	330	254
		2,520	2,195	2,708	2,358
Minority interest		23	20	25	22
Provisions	**Interest-bearing provisions**				
	Pensions and similar commitments	160	152	172	164
	Non-interest-bearing provisions				
	Deferred taxes	341	318	366	342
	Other provisions	114	89	122	95
		615	559	660	601
Long-term liabilities	**Interest-bearing liabilities**				
	Liabilities to credit institutions	1,261	1,153	1,355	1,238
	Non-interest-bearing liabilities				
	Other liabilities	30	35	32	38
		1,291	1,188	1,387	1,276
Current liabilities	**Interest-bearing liabilities**				
	Liabilities to credit institutions	1,049	861	1,127	925
	Non-interest-bearing liabilities				
	Operating liabilities	985	815	1,058	875
		2,034	1,676	2,185	1,800
Total shareholders' equity and liabilities		6,483	5,638	6,965	6,057
Assets pledged		8	22	9	23
Contingent liabilities		165	155	177	167

Exchange Rates: USD 1 = 9.516, EUR 1 = 8.857

Group and Business Areas Summary in USD and EUR

	USD m.		EUR m.	
Amounts in USD m. and EUR m. unless otherwise noted	2000	1999	2000	1999
Atlas Copco Group				
Revenues	4,889	3,808	5,253	4,091
Operating profit	672	470	722	505
Profit after financial items	493	359	530	385
Return on capital employed, %	15	14	15	14
Investments	694	345	745	370
Average number of employees	26,392	24,249	26,392	24,249
Compressor Technique				
Revenues	1,547	1,387	1,662	1,491
Operating profit	288	226	309	243
Return on capital employed, %	62	49	62	49
Investments	43	48	46	51
Average number of employees	8,171	8,288	8,171	8,288
Construction and Mining Technique				
Revenues	744	602	800	646
Operating profit	68	42	73	45
Return on capital employed, %	21	13	21	13
Investments	39	44	42	47
Average number of employees	4,156	4,123	4,156	4,123
Industrial Technique				
Revenues	1,204	1,087	1,293	1,168
Operating profit	130	108	140	117
Return on capital employed, %	16	14	16	14
Investments	34	34	36	36
Average number of employees	6,759	7,133	6,759	7,133
Rental Service				
Revenues	1,466	781	1,576	839
Operating profit	195	106	209	114
Return on capital employed, %	6	6	6	6
Investments	585	223	629	240
Average number of employees	7,048	4,572	7,048	4,572

Exchange Rates: USD 1 = 9.516, EUR 1 = 8.857

Group Management



Giulio Mazzalupi
President and Chief Executive Officer. Employed since 1971. Born 1940. Holdings: 6,571 A, 12,939 A call options.



Bengt Kvarnbäck
Senior Executive Vice President Business Area Compressor Technique. Employed since 1992. Born 1945. Holdings: 11,371 A, 57 B, 9,014 A call options.



Freek Nijdam
Senior Executive Vice President Business Area Construction and Mining Technique. Employed since 1970. Born 1940. Holdings: 1,317 A, 5,384 A call options.



Göran Gezelius
Senior Executive Vice President Business Area Industrial Technique. Employed since 2000. Born: 1950.



Thomas Bennett
Senior Executive Vice President Business Area Rental Service. Employed since 1997. Born 1943. Holdings: 7,724 A call options.



Arthur J. Droege
Deputy Senior Executive Vice President Business Area Rental Service. Employed since 1976. Born 1948. Holdings: 9,014 A call options.



Hans Ola Meyer
Senior Vice President Controlling and Finance. Employed since 1991. Born 1955. Holdings: 571 A, 300 B, 5,384 A call options.



Marianne Hamilton
Senior Vice President Organizational Development and Management Resources. Employed since 1990. Born 1947. Holdings: 3,085 A, 5,384 A call options.



Hans Sandberg
Senior Vice President Legal. Employed since 1975. Born 1946. Holdings: 1,200 A, 3,902 A call options.



Annika Berglund
Senior Vice President Group Communications. Employed since 1979. Born 1954. Holdings: 1,300 A, 165 B, 3,006 A call options.



Hans W. Brodbeck
Regional Executive Latin America. Employed since 1969. Born 1940. Holdings: 9,014 A call options.

Board of Directors and Auditors


Anders Scharp


Jacob Wallenberg


Giulio Mazzalupi


Michael Treschow


Paul-Emmanuel Janssen


Hari Shankar Singhania


Sune Carlsson


Lennart Jeansson



Honorary Chairman

Peter Wallenberg Dr Econ. h.c. Employed in various positions within Atlas Copco, 1953–1974. Chairman of the Board 1974–1996. Honorary Chairman of Investor AB. Chairman of The Knut and Alice Wallenberg Foundation.

Board of Directors

Anders Scharp Chairman (1992). Born 1934. Chairman of the Boards of SKF, Saab, and The Swedish Employers' Confederation. Member of the Boards of Investor AB and of The Federation of Swedish Industries. Stockholdings: 31,000 A.

Jacob Wallenberg Vice Chairman (1998). Born 1956. Chairman of the Board of SEB. Executive Vice Chairman of Investor AB. Vice Chairman of The Knut and Alice Wallenberg Foundation and AB Electrolux. Board Member of ABB Ltd., WM-data AB, The Swedish Federation of Industries, The Nobel Foundation and EQT Scandinavia BV. Stockholdings: 26,657 A.

Giulio Mazzalupi (1990). Born 1940. President and Chief Executive Officer of Atlas Copco. Employed by Atlas Copco since 1971. Member of the Boards of Electrolux-Zanussi, Parker Hannifin (U.S.). Stockholdings: 6,571 A, 12,939 A call options.

Michael Treschow (1991). Born 1943. President and Chief Executive Officer of Electrolux. Chairman of Swedish Trade Council. Member of the Boards of e.g. Electrolux and Investor AB. Stockholdings: 32,000 A.

Paul-Emmanuel Janssen (1994). Born 1931. Honorary Chairman of Générale de Banque, Brussels, Belgium. Past Chairman of Belgian Banking Association and Past Director of the Federation of Belgian Industry. Director of Solvac (Solvay Group), Union Financière Boël and Lhoist Group. Chairman of the Board of Directors of Atlas Copco Airpower, Belgium. Stockholdings: 1,286 B.

Hari Shankar Singhania (1996). Born 1933. President, J.K. Organisation (India). Chairman of e.g. Atlas Copco (India), J.K. Industries and J.K. Corp Ltd. Former President of the International Chamber of Commerce. Stockholdings: 0.

Sune Carlsson (1997). Born 1941. President and Chief Executive Officer of AB SKF. Member of the Board of AB SKF. Stockholdings: 5,714 B.

Lennart Jeansson (1997). Born 1941. Executive Vice President AB Volvo. Chairman of Stena AB. Member of the Board of Bilia and Stena Metall. Stockholdings: 1,142 A.





Kurt Hellström | Ulla Litzén | Tore Hedberg | Bengt Lindgren | Stefan Holmström, Peter Markborn





Lars-Erik Soting | Håkan Hagerius | Sune Kjetselberg | Mikael Bergstedt | Thomas Jansson, Björn Sundkvist

Kurt Hellström (1999). Born 1943. President of Telefonaktiebolaget L M Ericsson. Stockholdings: 1,142 A.

Ulla Litzén (1999). Born 1956. Managing Director of Investor AB. Member of the Board of SKF. Stockholdings: 9,900 A.

Employee representations

Tore Hedberg (1990). *Born 1937. Chairman, Atlas Copco local of* the Swedish Union of Clerical and Technical Employees in Industry (SIF), Stockholm. Stockholdings: 0.

Bengt Lindgren (1990). Born 1957. Chairman, Atlas Copco Secoroc local of the Metal Workers , Union, Fagersta. Stockholdings: 0.

Lars-Erik Soting (1993). Born 1965. Chairman, Atlas Copco local of the Metal Workers , Union at Atlas Copco Rock Drills, Örebro. Stockholdings: 0.

Håkan Hagerius Deputy Member (1994). Born 1942. Chairman of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Atlas Copco Rock Drills, Örebro. Stockholdings: 0.

Sune Kjetselberg Deputy Member (1992). Born 1951. Chairman, Atlas Copco Tools local of the Metal Workers , Union, Tierp. Stockholdings: 0.

Mikael Bergstedt Deputy Member (2000). Born 1960. Chairman, Atlas Copco Tools local of the forman's union (Ledarna), Tierp. Stockholdings: 0.

Auditors

Stefan Holmström (1987) Born 1949. Authorized Public Accountant, KPMG Bohlins AB.

Peter Markborn (1998) Born 1945. Authorized Public Accountant, Arthur Andersen AB.

Thomas Jansson (1998) Born 1950. Authorized Public Accountant, Deputy KPMG Bohlins AB.

Björn Sundkvist (1998) Born 1953. Authorized Public Accountant, Deputy Arthur Andersen AB.

Financial Information

Invitation to participate in the Annual General Meeting

Atlas Copco shareholders are hereby notified that the Company's Annual General Meeting will be held on Thursday, April 26, 2001, at 5 p.m. in Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Financial information from Atlas Copco

Atlas Copco will publish the following financial reports on the operations for year 2001:

Interim Report on three months ending March 31, 2001	April 26, 2001
Interim Report on three months ending June 30, 2001	July 19, 2001
Interim Report on three months ending September 30, 2001	October 23, 2001
2001 Preliminary Year-end Report	February 14, 2002
2001 Annual Report	March 2002

Atlas Copco's Annual Report can be ordered through
Atlas Copco AB, Corporate Communications, SE-105 23 Stockholm, Sweden,
fax: +46-8-643 3718, or www.atlascopco-group.com

Analysts following Atlas Copco

ABG Securities, London	*Klas Andersson*
Alfred Berg, Stockholm	*Stefan Lundevall*
ArosMaizels, Stockholm	*Johan Sivander*
BNP Paribas, London	*Simon Fenwick*
Carnegie, Stockholm	*Peter Näslund*
Cheuvreux de Virieu Nordic, Stockholm	*Peter Karlsson*
Collins Stewart, London	*Paul Compton*
Commerzbank, London	*Andrew Chambers*
Credit Suisse First Boston, Boston	*John E McGinty*
Danske Securities, Stockholm	*Mikael Sens*
Deutsche Bank, London	*Peter Reilly*
Dresdner Kleinwort Benson, London	*Nick Hyslop*
Enskilda Research, Stockholm	*Anders Eriksson*
Fischer Partners Fondkommission, Stockholm	*Henrik Moberg*
Goldman Sachs, London	*Johan Trocmé*
Hagströmer & Qviberg, Stockholm	*Ola Asplund*
Handelsbanken, London	*Niklas Tollsten*
HSBC Securities, London	*Roddy Bridge*
Lehman Brothers, London	*Peter Lawrence*
Matteus, Stockholm	*Peter Eklöf*
Merrill Lynch, London	*Mark Troman*
Morgan Stanley, London	*Gideon Franklin*
Nordiska Fondkommission, Stockholm	*Stuart Fredriksson*
Schroders Securities, London	*Tim Adams*
SG Securities, London	*Fabrice Theveneau*
Swedbank, Stockholm	*Mats Liss*
UBS Warburg, Stockholm	*Patrik Sjöblom*
WestLB Panmure, London	*Harry Philips*
Öhman Fondkommission, Stockholm	*Anders Roslund*

Addresses

Atlas Copco Group Center

Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045
www.atlascopco-group.com
Corp. id. no: 556014-2720

Atlas Copco Compressor Technique

Atlas Copco Airtec
P O Box 101
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Portable Air
P O Box 102
BE-2610 Wilrijk, Belgium
Phone: +32-3-450 6011
Fax: +32-3-870 2443

Atlas Copco Industrial Air
P O Box 103
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2576

Atlas Copco Oil-free Air
P O Box 104
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Applied Compressor and Expander Technique
46 School Road
Voorheesville, NY 12186, USA
Phone: +1-518-765 3344
Fax: +1-518-765 3357

Atlas Copco Construction and Mining Technique

Atlas Copco
Rock Drilling Equipment
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco Craelius
SE-195 82 Märsta, Sweden
Phone: +46-8-587 785 00
Fax: +46-8-591 187 82

Atlas Copco Secoroc
Box 521
SE-737 25 Fagersta, Sweden
Phone: +46-223-461 00
Fax: +46-223-461 01

Atlas Copco
Construction Tools
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9600
Fax: +46-8-743 9650

Atlas Copco Wagner
P O Box 20307
Portland, OR 97294-0307, USA
Phone: +1-503-255 2863
Fax: +1-503-251 3014

Atlas Copco Industrial Technique

Milwaukee Electric Tool
13135 West Lisbon Road
Brookfield, WI 53005, USA
Phone: +1-262-781 3600
Fax: +1-262-781 3117

Atlas Copco Electric Tools
Postfach 320
D-71361 Winnenden, Germany
Phone: +49-7195-120
Fax: +49-7195-126 66

Atlas Copco
Tools and Assembly Systems
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9500
Fax: +46-8-640 0546

Alliance Tools
Chicago Pneumatic
1800 Overview Drive
Rock Hill, SC 29730, USA
Phone: +1-803-817 7000
Fax: +1-803-817 7006

Atlas Copco Rental Service

Rental Service Corporation
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Rental Service Corporation
16225 Park Ten Place, Suite 200
Houston, Texas 77084, USA
Phone: +1-281-578 5600
Fax: +1-281-647 2412

Atlas Copco AB, SE-105 23 Stockholm, Sweden
www.atlascopco-group.com